As filed with the Securities and Exchange Commission on December 28, 2001
                                                      Registration No. 333-73624
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                           AMENDMENT NO. 1 TO FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ----------

                              CAPITOL BANCORP LTD.
             (Exact name of registrant as specified in its charter)

            MICHIGAN                        6711                  38-2761672
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD         (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)  INDUSTRIAL CLASSIFICATION   IDENTIFICATION NO.)
                                        CODE NUMBER)

                    200 Washington Square North, Fourth Floor
                             Lansing, Michigan 48933
                                 (517) 487-6555

                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                           Cristin Reid English, Esq.
                    200 Washington Square North, Fourth Floor
                             Lansing, Michigan 48933
                                 (517) 487-6555

          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------

                                    Copy to:

Terry Morris Roman, Esq.                             John Sharp, Esq.
 Snell & Wilmer, L.L.P.                   Strobl Cunningham Caretti & Sharp P.C.
   One Arizona Center                       300 East Long Lake Road, Suite 200
 Phoenix, AZ 85004-0001                         Bloomfield Hills, MI 48304
     (602) 382-6000                                   (248) 540-2300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

================================================================================

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================
       Title Of Each                         Proposed Maximum   Proposed Maximum
 Class Of Securities Being    Amount To Be    Offering Price   Aggregate Offering      Amount Of
        Registered           Registered (1)      Per Share          Price (2)       Registration Fee
----------------------------------------------------------------------------------------------------
Common stock (no par value)    2,719,858            N/A            $37,092,335         $9,273 (3)
====================================================================================================

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(1) Based on 3,705,528 shares of common stock, no par value, of Sun Community Bancorp, which is the maximum number of shares of Sun common stock (excluding shares held by Capitol) that may be outstanding immediately prior to the consummation of the exchange transaction, multiplied by the proposed fixed exchange ratio of .734 shares of Capitol common stock for each share of Sun common stock.
(2) Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on $10.01, the average of the high and low price per share of Sun common stock, as reported on the Nasdaq National Market on November 13, 2001, multiplied by 3,705,528, the maximum number of shares of Sun common stock as described in
     Note 1 above.
(3)  Previously remitted.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                   [SUN LOGO]

                                   ----------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         To Be Held On ___________, 2002


To the Shareholders of Sun Community Bancorp Limited:

     A special meeting of the shareholders of Sun Community Bancorp Limited will be held at _____________ at ___________, Phoenix, Arizona _____ on __________,
2002, at 9:00 a.m., local time, for the following purposes:

     1. To consider and vote on a proposal to adopt and approve a Plan of Share Exchange, dated as of November 16, 2001, between Capitol Bancorp Limited and Sun Community Bancorp Limited under which all shareholders of Sun (other than Capitol) will exchange their common stock in Sun for common stock in Capitol, according to an exchange ratio, as described in the attached proxy statement/prospectus. A copy of the Plan of Share Exchange is attached to the proxy statement/prospectus as Annex A.

     2. To act on any other matters that may properly be brought before the shareholders' meeting or any adjournment or postponement.

     Only shareholders of record at the close of business on ____________, 2001 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement.

     You are cordially invited to attend the meeting of Sun's shareholders. Whether or not you plan to attend, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope.

     If you attend the shareholders' meeting, you may vote your shares in person even if you have previously submitted a proxy.

By Order of the Board of Directors,

/s/ Richard N. Flynn
Secretary

                                 [CAPITOL LOGO]

                                   ----------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         To Be Held On __________, 2002


To the Shareholders of Capitol Bancorp Limited:

     A special meeting of the shareholders of Capitol Bancorp Limited will be held at _____________ at ___________, Lansing, Michigan _____ on __________,
2002, at 9:00 a.m., local time, for the following purposes:

     1. To consider and vote on a proposal to adopt and approve a Plan of Share Exchange, dated as of November 16, 2001, between Capitol Bancorp Limited and Sun Community Bancorp Limited under which all shareholders of Sun (other than Capitol) will exchange their common stock in Sun for common stock in Capitol, according to an exchange ratio, as described in the attached proxy statement/prospectus. A copy of the Plan of Share Exchange is attached to the proxy statement/prospectus as Annex A. Under Michigan corporate law, Capitol is not required to obtain the approval of its common stock shareholders. Rules of Nasdaq Stock Market, Inc., however, require shareholder approval when the proposed transaction involves the issuance of 20% or more of the common stock of the issuer. Capitol is also seeking its shareholder approval for the proposed share exchange because of the inherent conflicts of interest which exist because of shared management, common directors and other transactions and agreements between Capitol and Sun.

     2. To act on any other matters that may properly be brought before the shareholders' meeting or any adjournment or postponement.

     Only shareholders of record at the close of business on ___________, 2001 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement.

     You are cordially invited to attend the meeting of Capitol's shareholders. Whether or not you plan to attend, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope.

     If you attend the shareholders' meeting, you may vote your shares in person even if you have previously submitted a proxy.

By Order of the Board of Directors,

/s/ David O'Leary
Secretary

                           PROXY STATEMENT/PROSPECTUS
                         PROPOSED PLAN OF SHARE EXCHANGE

     The Boards of Directors of Sun Community Bancorp Limited and Capitol Bancorp Limited have each approved a Plan of Share Exchange that contemplates the exchange of the shares of Sun common stock held by all shareholders other than Capitol for shares of Capitol common stock. Capitol currently has a controlling interest in Sun's common stock. As a result of the exchange, Sun will become a wholly-owned subsidiary of Capitol.

     If the exchange is approved, each share of Sun common stock will be converted into the right to receive Capitol common stock according to an exchange ratio. The exchange ratio is calculated by multiplying the number of shares of Sun common stock by a fixed exchange ratio of .734 Capitol shares for each Sun share of common stock (excluding shares of Sun already owned by Capitol). The exchange ratio is based on an assumed value of $10.497 for each share of Sun common stock and a value of $14.301 for each share of Capitol common stock. These assumed values are based on the arithmetic average of the closing prices of the common stock of Sun and Capitol for the period of October 5, 2001 through November 2, 2001 as reported by the Nasdaq National Market. The exchange ratio is fixed and is not subject to adjustment.

     Capitol estimates that Capitol will issue approximately 2,719,858 shares of Capitol common stock to Sun shareholders in the exchange. Those shares will approximate 26% of the outstanding Capitol common stock after the exchange. Capitol's common stock trades on the Nasdaq National Market System under the symbol "CBCL." Sun's common stock currently trades on the Nasdaq National Market System under the symbol "SCBL"; however, if the proposed share exchange is approved and consummated, all of Sun's common stock will be owned by Capitol and accordingly, Sun's shares will no longer be publicly traded or listed.

     Sun's and Capitol's Boards of Directors have scheduled separate meetings of their respective shareholders to vote on the Plan of Share Exchange. The attached proxy statement/prospectus includes detailed information about the time, date and place of the shareholders' meetings.

     This document gives you detailed information about the meeting and the proposed exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 16 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OF YOUR SUN COMMON STOCK FOR CAPITOL'S COMMON STOCK.

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NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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     This proxy statement/prospectus is dated __________, 2002, and is first being mailed to shareholders of Sun and Capitol on or about __________, 2002.

TABLE OF CONTENTS

ANSWERS TO FREQUENTLY ASKED QUESTIONS.......................................   5

SUMMARY.....................................................................   8
  Reasons for the Exchange..................................................   8
  What Sun's Shareholders will Receive in the Exchange......................   9
  Sun Shareholders Will Not Recognize Any Gain or Loss for US Tax Purposes..   9
  Dissenters' Rights Are Not Available to Sun's or Capitol's Shareholders...   9
  Independent Financial Advisors Opined that the Exchange Transaction is Fair  9
  Terms and Conditions of the Plan of Share Exchange........................  10
  Capitol's Acquisition Will Be Accounted for Under the Purchase Method
    of Accounting...........................................................  10
  Record Date and Voting Power Applicable to Sun and Capitol Shareholders...  10
  Votes Required for Approval of the Exchange...............................  11
  The Rights of Sun's Shareholders Will Change..............................  11
  The Shareholders' Meetings................................................  11
  Sun's and Capitol's Boards Recommend Shareholders Vote in Favor of the
    Share Exchange..........................................................  11

SELECTED CONSOLIDATED FINANCIAL DATA OF CAPITOL.............................  12

SELECTED CONSOLIDATED FINANCIAL DATA OF SUN.................................  14

RISK FACTORS................................................................  16

RECENT DEVELOPMENTS.........................................................  20

CAPITALIZATION..............................................................  22

DIVIDENDS AND MARKET FOR COMMON STOCK.......................................  23

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...................  24

INFORMATION ABOUT SUN.......................................................  24
  Description of Sun's Business and Property................................  24
  Legal Proceedings.........................................................  34
  Market Prices and Dividends on Sun's Common Stock.........................  34
  Condensed Consolidated Interim Financial Statements:
    Consolidated Balance Sheet as of September 30, 2001
      and December 31, 2000.................................................  35
    Consolidated Statements of Income for the Nine Months
      Ended September 30, 2001 and 2000.....................................  36
    Consolidated Statements of Changes in Stockholders' Equity for the
      Nine Months Ended September 30, 2001 and 2000.........................  37
    Consolidated Statements of Cash Flows for the Nine Months
      Ended September 30, 2001 and 2000.....................................  38
    Notes to Consolidated Interim Financial Statements......................  39
  Audited Consolidated Financial Statements:
    Report of Independent Auditors..........................................  42
    Consolidated Balance Sheets as of December 31, 2000 and 1999............  43
    Consolidated Statements of Operations for the Years
      Ended December 31, 2000, 1999 and 1998................................  44
    Consolidated Statements of Changes in Stockholders' Equity for the
      Years Ended December 31, 2000, 1999 and 1998..........................  45
    Consolidated Statements of Cash Flows for the Years
      Ended December 31, 2000, 1999 and 1998................................  46
    Notes to Consolidated Financial Statements..............................  47

  Selected Financial Data and Supplementary Financial Information...........  61
  Cautionary Statement About Forward-Looking Statements.....................  61
  Management's Discussion and Analysis of Financial Condition
    and Results of Operations:
      As of and for the Interim Periods Ended September 30, 2001 and 2000...  62
      As of and for the Years Ended December 31, 2000, 1999 and 1998........  70
  Change in and Disagreements With Accountants on Accounting
    and Financial Disclosure................................................  79
  Quantitative and Qualitative Disclosures About Market Risk................  79

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION......................  79

THE EXCHANGE................................................................  83
  General...................................................................  83
  Background of the Exchange................................................  83
  Sun's Reasons for the Exchange............................................  84
  Capitol's Reasons for the Exchange........................................  84
  Terms of Exchange.........................................................  84
  Sun's Board Recommendation................................................  85
  Capitol's Board Recommendation............................................  86
  Accounting Treatment......................................................  87
  Pro Forma Data............................................................  87
  Material Federal Income Tax Consequences..................................  87
  Regulatory Matters........................................................  88
  Dissenters' Rights Are Not Available......................................  89
  Federal Securities Laws Consequences; Stock Transfer Restrictions.........  89

OPINION OF SUN'S FINANCIAL ADVISOR..........................................  90

OPINION OF CAPITOL'S FINANCIAL ADVISOR......................................  95

THE CLOSING................................................................. 100
  Effective Time............................................................ 100
  Shares Held by Capitol.................................................... 100
  Procedures for Surrender of Certificates; Fractional Shares............... 100
  Fees and Expenses......................................................... 101
  NASDAQ Stock Market Listing............................................... 101
  Amendment and Termination................................................. 101

THE SHAREHOLDERS' MEETINGS.................................................. 102
  Date, Time and Place...................................................... 102
  Matters to be Considered at the Shareholders' Meetings.................... 102
  Record Date; Stock Entitled to Vote; Quorum............................... 102
  Votes Required............................................................ 102
  Share Ownership of Sun's Management....................................... 103
  Share Ownership of Capitol's Management................................... 104
  Voting of Proxies......................................................... 104
  General Information....................................................... 105
  Solicitation of Proxies; Expenses......................................... 105

COMPARISON OF SHAREHOLDER RIGHTS............................................ 106

DESCRIPTION OF CAPITAL STOCK OF CAPITOL..................................... 107
  Rights of Common Stock.................................................... 107
  Shares Available for Issuance............................................. 107
  Capitol's Trust-Preferred Securities...................................... 108
  Anti-Takeover Provisions.................................................. 108

WHERE YOU CAN FIND MORE INFORMATION......................................... 110

LEGAL MATTERS............................................................... 111

EXPERTS..................................................................... 111

LIST OF ANNEXES

  ANNEX A   Plan of Share Exchange.......................................... A-1
  ANNEX B   Opinion of Sun's Financial Advisor.............................. B-1
  ANNEX C   Opinion of Capitol's Financial Advisor.......................... C-1
  ANNEX D   Tax Opinion of Strobl Cunningham Caretti & Sharp, P.C........... D-1
  ANNEX E   Financial and Other Information Regarding Capitol............... E-1

                                   ANSWERS TO
                           FREQUENTLY ASKED QUESTIONS

Q:   Why am I receiving these materials?

A: Sun's and Capitol's Board of Directors have each approved the exchange of Sun's common stock not owned by Capitol for shares of common stock of Capitol. The exchange requires the approval of Sun's shareholders. Under Michigan corporate law, Capitol is not required to obtain the approval of its common stock shareholders. Rules of Nasdaq Stock Market, Inc., however, require shareholder approval when the proposed transaction involves the issuance of 20% or more of the common stock of the issuer. Capitol is also seeking its shareholder approval for the proposed share exchange because of the inherent conflicts of interest which exist because of shared management, common directors and other transactions and agreements between Capitol and Sun. Sun and Capitol are sending these materials to each of their respective shareholders to help them decide whether to approve the exchange.

Q:   What will Sun's shareholders receive in the exchange?

A: Sun's shareholders will receive shares of Capitol common stock, which are publicly traded on the National Market System of the Nasdaq Stock Market, Inc. under the symbol "CBCL." If the exchange is approved, the exchange ratio is fixed based on an assumed value of $10.497 for each share of Sun common stock and a value of $14.301 for each share of Capitol common stock. These assumed values are based on the arithmetic average of the closing prices of the common stock of Sun and Capitol for the period of October 5, 2001 through November 2, 2001 as reported by the Nasdaq Stock Market, Inc. Based on these relative values, each Sun share would be exchanged for .734 shares of Capitol's common stock, if the proposed share exchange is approved. The exchange ratio is fixed and is not subject to adjustment.

Q:   What do I need to do now?

A: After you have carefully read this document, indicate on the enclosed proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. You should indicate your vote now even if you expect to attend the shareholders' meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy right up to the day of the shareholders' meeting and will ensure that your shares are voted if you later find you cannot attend the shareholders' meeting.

Q:   What do I do if I want to change my vote?

A:   You may change your vote:

     - by sending a written notice to the Secretary of Sun or Capitol, as applicable, prior to the shareholders' meeting stating that you would like to revoke your proxy;

     - by signing a later-dated proxy card and returning it by mail prior to the shareholders' meeting, no later than ________, 2002; or

     -    by attending the shareholders' meeting and voting in person.

Q:   What vote is required to approve the exchange?

A: In order to complete the exchange, holders of a majority of the shares of Sun common stock (other than Capitol) must approve the Plan of Share Exchange. If you do not vote your Sun shares, the effect will be a vote against the Plan of Share Exchange. Under Michigan corporate law, Capitol is not required to obtain the approval of its common stock shareholders. Rules of Nasdaq Stock Market, Inc., however, require shareholder approval when the proposed transaction involves the issuance of 20% or more of the common stock of the issuer. Capitol is seeking its shareholder approval for the proposed share exchange because of the inherent conflicts of interest which exist because of shared management, common directors and other transactions and agreements between Capitol and Sun. Capitol's Board has decided that a majority of Capitol's shareholders must approve the Plan of Share Exchange.

Q:   Should I send in my Sun stock certificates at this time?

A: No. If the proposed share exchange is approved, Capitol or Capitol's stock transfer agent will send Sun shareholders written instructions for exchanging their stock certificates.

Q:   When do you expect to complete the exchange?

A: As quickly as possible after the shareholder meetings. Approval by Sun's shareholders at the shareholders' meeting must be obtained first. Capitol is also seeking approval by Capitol's shareholders, which is a condition to completing the exchange. It is anticipated the exchange will be completed by _________, 2002.

Q:   Where can I find more information about Capitol?

A: This document incorporates important business and financial information about Capitol from documents filed with the SEC that have not been delivered with this document. Certain exhibits are not included in those documents; however, Capitol will provide you with copies of those exhibits, without charge, upon written or oral request to:


                    Capitol Bancorp Limited
                    200 Washington Square North, Fourth Floor
                    Lansing, Michigan 48933
                    Attention: General Counsel
                    Telephone Number: (517) 487-6555

     IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SHAREHOLDERS' MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN __________, 2002.

     For more information on the matters incorporated by reference in this document, see "Where You Can Find More Information".

                         WHO CAN ANSWER YOUR QUESTIONS?

              If you have additional questions, you should contact:


                          Sun Community Bancorp Limited
                       2777 East Camelback Road, Suite 375
                             Phoenix, Arizona 85016
                                 (602) 955-6100
                         Attention: Cristin Reid English

                                       or

                             Capitol Bancorp Limited
                    200 Washington Square North, Fourth Floor
                             Lansing, Michigan 48933
                                 (517) 487-6555
                          Attention: Lee W. Hendrickson


                   If you would like additional copies of this
                 proxy statement/prospectus you should contact:
         Capitol Bancorp Limited at the above address and phone number.

                                     SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY
STATEMENT/PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. TO UNDERSTAND THE PROPOSED EXCHANGE FULLY AND THE CONSEQUENCES TO YOU, YOU SHOULD READ CAREFULLY THE ENTIRE PROXY STATEMENT/PROSPECTUS AND THE DOCUMENTS REFERRED TO IN THIS DOCUMENT. SEE "WHERE YOU CAN FIND MORE INFORMATION".

     Capitol Bancorp Limited is a bank holding company with headquarters located at 200 Washington Square North, Fourth Floor, Lansing, Michigan 48933. Capitol's telephone number is (517) 487-6555.

     Capitol is a uniquely structured affiliation of community banks. It currently has 27 wholly or majority-owned bank subsidiaries, including 14 bank subsidiaries which are wholly or majority-owned directly or indirectly by Sun. Each bank is viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Capitol uses a unique strategy of bank ownership and development through a tiered structure. Capitol's strategy is the model which was used for the formation of Sun and its bank subsidiaries. Capitol and Sun are already closely related in several important ways.

     Sun Community Bancorp Limited is a bank holding company with its headquarters at 2777 East Camelback Road, Suite 375, Phoenix, Arizona 85016. Sun's telephone number is (602) 955-6100.

     Sun is now and has been, since it commenced business, a controlled subsidiary of Capitol. Sun commenced operations in June 1997. Capitol owns 49.96% of the outstanding shares of Sun common stock (3,700,248 shares as of December 20, 2001). Sun's executive management and Board of Directors holds 14.66% of the outstanding shares of Sun common stock, or 27.01% of all shares not held by Capitol. Capitol's executive management and Board of Directors that are not executive management and directors of Sun hold less than 1% of the outstanding shares of Sun's common stock. In addition to shares of Sun held by Capitol and Capitol's executive management and directors, Capitol has an agreement with Joseph D. Reid (Sun's and Capitol's Chairman and CEO) granting Capitol assignment of a right to call stock options of Sun held by Joseph D. Reid (see "Recent Developments").

     Capitol's and Sun's operating strategies are to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of their banks. They provide access to support services and management with significant experience in community banking. These administrative and operational support services do not require a direct interface with the bank customer and therefore can be consolidated more efficiently without affecting the bank customer relationship. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services.

     Capitol and Sun have entered into a Plan of Share Exchange which, if approved by both Sun's and Capitol's shareholders, would result in the exchange of Sun's common stock (excluding shares held by Capitol) for shares of Capitol's common stock.

REASONS FOR THE EXCHANGE (PAGE 84)

     It is believed that the exchange will provide Sun's shareholders with greater liquidity and flexibility because Capitol's common stock is publicly traded and historically has been more actively traded than Sun's shares have been in the past. The exchange will also provide Sun's shareholders with greater diversification, since Capitol is active in more than one geographic area and across a broader customer base. Capitol has been paying quarterly cash dividends to its common shareholders (although there is no assurance such dividends will continue in the future). Sun has never paid a cash dividend. In 2001, Capitol has been paying quarterly cash dividends of $0.10 per share ($0.09 per share in 2000 and 1999). Future payment of cash dividends by Capitol, if any, is dependent upon many variables and is subject to approval by Capitol's Board of Directors.

WHAT SUN'S SHAREHOLDERS WILL RECEIVE IN THE EXCHANGE (PAGE 84)

     In the exchange, each outstanding share of Sun common stock will be automatically converted into the right to receive Capitol common stock, according to a fixed "exchange ratio". The exchange ratio is based on an assumed value of $10.497 for each share of Sun common stock and a value of $14.301 for each share of Capitol common stock. These assumed values are based on the arithmetic average of the closing prices of the common stock of Sun and Capitol for the period of October 5, 2001 through November 2, 2001 as reported by the Nasdaq Stock Market, Inc. Based on these relative values, each Sun share would be exchanged for .734 shares of Capitol's common stock, if the proposed share exchange is approved. The exchange ratio is fixed and is not subject to adjustment.

     Each Sun shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their Sun common stock calculated by multiplying the number of shares of Sun common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash. In addition, outstanding stock options of Sun will be exchanged for stock options of Capitol with the same vesting and expiration dates.

SUN SHAREHOLDERS WILL NOT RECOGNIZE ANY GAIN OR LOSS FOR US TAX PURPOSES (PAGE
87)

     Strobl Cunningham Caretti & Sharp, P.C., has rendered its opinion that the exchange will be treated as a reorganization for United States federal income tax purposes. Sun shareholders will not recognize any gain or loss for United States federal income tax purposes on the exchange of their Sun shares for shares of Capitol's common stock in the exchange, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Capitol's common stock. Tax counsel's opinion is attached as Annex D to this proxy statement/prospectus. Tax Counsel's opinion is subject to certain assumptions which may limit its application in particular instances.

     Tax matters are very complicated, and the tax consequences of the exchange to each Sun shareholder will depend on the facts of that shareholder's situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the exchange to you.

DISSENTERS' RIGHTS ARE NOT AVAILABLE TO SUN'S OR CAPITOL'S SHAREHOLDERS (PAGE
89)

     Holders of Sun common stock are not entitled to dissenters' rights under Arizona law in connection with the exchange. This is because Sun's common stock is listed on the Nasdaq National Market.

     Michigan law does not provide any dissenters' rights to Capitol shareholders who vote against the exchange.

INDEPENDENT FINANCIAL ADVISORS OPINED THAT THE EXCHANGE TRANSACTION IS FAIR (PAGE 90)

     Sun retained Friedman, Billings, Ramsey & Co., Inc. as its financial advisor and agent in connection with the exchange to render a financial fairness opinion to the Sun shareholders. Friedman, Billings, Ramsey & Co., Inc. was paid a fee in the amount of $150,000 for its work in rendering the fairness opinion.

     In deciding to approve the exchange, Sun's board of directors considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the exchange by holders of Sun common stock is fair from a financial point of view. Sun's Board of Directors adopted the fairness opinion as its own when forming its recommendation that Sun's shareholders vote for the exchange. The opinion is attached as Annex B to this proxy statement/prospectus.

     Capitol retained Stifel, Nicolaus & Company, Incorporated as its financial advisor and agent in connection with the exchange to render a financial fairness opinion to the Capitol shareholders. Stifel, Nicolaus & Company, Incorporated was paid a fee in the amount of $60,000 for its work in rendering the fairness opinion.

     In deciding to approve the exchange, Capitol's board of directors considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the exchange by holders of Capitol common stock is fair from a financial point of view. Capitol's Board of Directors adopted the fairness opinion as its own when forming its recommendation that Capitol's shareholders vote for the exchange. The opinion is attached as Annex C to this proxy statement/prospectus.

TERMS AND CONDITIONS OF THE PLAN OF SHARE EXCHANGE (PAGE 84)

     The Plan of Share Exchange is attached as Annex A to this proxy statement/prospectus. If the plan of share exchange is approved, Sun's shareholders will receive .734 shares of Capitol for each Sun share, based on a fixed exchange ratio. You are encouraged to read the Plan of Share Exchange because it is the legal document that governs the exchange.

     As of the date of this proxy statement/prospectus, the following conditions to consummation of the proposed exchange remain:

     * approval by a majority of Sun's common stock (excluding shares held by Capitol);
     *    approval by a majority of Capitol's common stock; and
     * the SEC shall have declared effective the registration statement registering the shares of Capitol common stock to be issued in the exchange.

     Sun and Capitol can jointly agree to terminate the plan of exchange at any time without completing the exchange.

     Sun can terminate the exchange if a majority of Sun's shareholders (other than Capitol) fail to approve the exchange at Sun's shareholders' meeting or any adjournment or postponement thereof; or a governmental authority prohibits the exchange.

     Capitol can terminate the exchange if a majority of Capitol's shareholders fail to approve the exchange at Capitol's shareholders' meeting or any adjournment or postponement thereof; or a governmental authority prohibits the exchange.

CAPITOL'S ACQUISITION WILL BE ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING (PAGE 87)

     Capitol's acquisition of the shares of Sun not already owned by Capitol will be accounted for under the purchase method of accounting. After the exchange, 100% of Sun's results from operations will be included in Capitol's income statement, as opposed to about 50%, prior to the exchange.

RECORD DATE AND VOTING POWER APPLICABLE TO SUN AND CAPITOL SHAREHOLDERS (PAGE
102)

     Sun shareholders may vote at the Sun shareholders' meeting if they owned shares of common stock of Sun at the close of business on __________, 2001. At the close of business on December 20, 2001, 3,705,528 shares of Sun common stock were outstanding (excluding shares held by Capitol). For each share of Sun common stock that you owned as of the close of business on that date, you will have one vote in the vote of common shareholders at the shareholders' meeting on the proposal to approve the Plan of Share Exchange.

     Capitol shareholders may vote at the Capitol shareholders' meeting if they owned shares of common stock of Capitol at the close of business on _________, 2001. At the close of business on December 20, 2001, 7,825,689 shares of Capitol common stock were outstanding. For each share of Capitol common stock that you owned as of the close of business on that date, you will have one vote in the vote of common shareholders at the shareholders' meeting on the proposal to approve the Plan of Share Exchange.

VOTES REQUIRED FOR APPROVAL OF THE EXCHANGE (PAGE 102)

     Approval of the Plan of Share Exchange requires the favorable vote of a majority of the outstanding shares of Sun common stock excluding the shares held by Capitol. This means that 25.51% of the outstanding shares of Sun (excluding the shares held by Capitol) must vote in favor of the exchange in order for it to be approved. This is more than the vote required by law, but Sun's board has set the vote requirement to be sure the exchange is what the shareholders of Sun want. Capitol owns 49.96% of the outstanding shares of Sun common stock (3,700,248 shares as of December 20, 2001). Sun's executive management and Board of Directors holds 14.66% of the outstanding shares of Sun common stock, or 27.01% of all shares not held by Capitol. Capitol's executive management and Board of Directors that are not executive management and directors of Sun hold less than 1% of the outstanding shares of Sun's common stock. In addition to shares of Sun held by Capitol and Capitol's executive management and directors, Capitol has an agreement with Joseph D. Reid (Sun's and Capitol's Chairman and
CEO) granting Capitol assignment of a right to call stock options of Sun held by Joseph D. Reid (see "Recent Developments"). The majority of Sun's Board of Directors have agreed to vote their shares FOR approval of the Plan of Share Exchange.

     Capitol is not required under Michigan corporate law to obtain the approval of its common stock shareholders. Capitol is seeking its shareholder approval for the proposed share exchange because of the inherent conflicts of interest which exist because of shared management, common directors and other transactions and agreements between Capitol and Sun. A vote of the majority of the outstanding shares of Capitol (or >50%) in favor of the exchange will be required. Capitol's executive management and Board of Directors hold 26.54% of the outstanding shares of Capitol common stock. The majority of Capitol's Board of Directors have agreed to vote their shares FOR approval of the Plan of Share Exchange.

THE RIGHTS OF SUN'S SHAREHOLDERS WILL CHANGE (PAGE 106)

     Rights as a Sun shareholder are currently determined by Arizona law relating to business corporations and by Sun's articles of incorporation and by-laws. Rights as a Capitol shareholder are determined by Michigan law relating to business corporations and by Capitol's articles of incorporation and by-laws. See "Comparison of Shareholders Rights".

THE SHAREHOLDERS' MEETINGS (PAGE 102)

     The meeting of Sun's shareholders will be held on _________, 2002 at 9:00 a.m., local time, at _________, ______________, Phoenix, Arizona _____. At the
meeting, Sun's shareholders will be asked to approve the Plan of Share Exchange.

     The meeting of Capitol's shareholders will be held on ________, 2002 at 9:00 a.m., local time, at ________, ______________, Lansing, Michigan ______. At
the meeting, Capitol's shareholders will be asked to approve the Plan of Share Exchange.

SUN'S AND CAPITOL'S BOARDS RECOMMEND SHAREHOLDERS VOTE IN FAVOR OF THE SHARE EXCHANGE (PAGE 85)

     Sun's board of directors believes that the exchange is fair and in the best interests of Sun's shareholders and Sun and recommends that Sun's shareholders vote FOR approval of the share exchange.

     Capitol's board of directors believes that the exchange is fair and in the best interests of Capitol's shareholders and Capitol and recommends that Capitol's shareholders vote FOR approval of the share exchange.

                 SELECTED CONSOLIDATED FINANCIAL DATA OF CAPITOL

     The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Capitol's Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated herein by reference. The consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Capitol's Quarterly Report on Form 10-Q for the period ended September 30, 2001, which is incorporated herein by reference. See "Where You Can Find More Information". The interim results include all adjustments of a normal recurring nature that are, in the opinion of management, considered necessary for a fair presentation. Interim results for the nine months ended September 30, 2001 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 2001. BECAUSE OF THE NUMBER OF BANKS ADDED THROUGHOUT THE PERIOD OF CAPITOL'S EXISTENCE, AND BECAUSE OF THE DIFFERING OWNERSHIP PERCENTAGE OF BANKS INCLUDED IN THE CONSOLIDATED AMOUNTS, HISTORICAL OPERATING RESULTS ARE OF LIMITED RELEVANCE IN EVALUATING FINANCIAL PERFORMANCE AND PREDICTING CAPITOL'S FUTURE OPERATING RESULTS.

     Capitol's consolidated balance sheets as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998 are incorporated herein by reference. The selected financial data provided below as of and for the nine months ended September 30, 2001 and 2000 have been derived from Capitol's consolidated financial statements which are incorporated herein by reference. Results of operations data and selected balance sheet data as of and for the years ended December 31, 1998, 1997 and 1996 were derived from consolidated financial statements which are not incorporated in this proxy statement/prospectus.

     Under current accounting rules, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the assets and liabilities of subsidiaries (including Sun) are included in Capitol's consolidated balance sheet. Capitol's consolidated net income, however, only includes its subsidiaries' (including Sun) net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Capitol will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Capitol will only reflect that income based on its ownership percentage.

                                                                             CAPITOL BANCORP LIMITED
                                             ------------------------------------------------------------------------------------
                                               AS OF AND FOR THE
                                               NINE MONTHS ENDED                            AS OF AND FOR THE
                                                  SEPTEMBER 30                           YEARS ENDED DECEMBER 31
                                             ----------------------    ----------------------------------------------------------
                                               2001         2000         2000         1999        1998        1997        1996
                                             ---------    ---------    ---------    ---------   ---------   ---------   ---------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED RESULTS OF OPERATIONS DATA:
  Interest income                            $ 115,766    $  95,481    $ 132,311    $  93,602   $  69,668   $  49,549   $  36,479
  Interest expense                              56,894       47,169       65,912       46,237      36,670      24,852      17,800
  Net interest income                           58,872       48,312       66,399       47,365      32,998      24,697      18,679
  Provision for loan losses                      5,637        4,996        7,216        4,710       3,523       2,049       1,196
  Net interest income after provision
    for loan losses                             53,235       43,316       59,183       42,655      29,475      22,648      17,483
  Noninterest income                             6,994        4,374        6,137        4,714       3,558       2,157       1,705
  Noninterest expense                           47,358       38,888       52,846       40,257      26,325      16,721      12,307
  Income before income tax expense,
    minority interest and cumulative
    effect of change in accounting
    principle                                   12,871        8,802       12,474        7,112       6,708       8,445       6,881
  Income tax expense                             4,238        3,041        4,289        3,213       2,584       2,888       2,245
  Income before minority interest and
    cumulative effect of change in
    accounting principle                         8,633        5,761        8,185        3,899       4,124       5,557       4,636
  Minority interest in net losses (income)
    of consolidated subsidiaries                  (878)         (33)        (150)       1,707         504         243         106
  Income before cumulative effect
    of change in accounting
    principle                                    7,755        5,728        8,035        5,606       4,628       5,557       4,636
  Cumulative effect of change in
    accounting principle (1)                                                             (197)
  Net income                                     7,755        5,728        8,035        5,409       4,628       5,557       4,636

                                                                            CAPITOL BANCORP LIMITED
                                     ----------------------------------------------------------------------------------------------
                                        AS OF AND FOR THE
                                        NINE MONTHS ENDED                                 AS OF AND FOR THE
                                           SEPTEMBER 30                                YEARS ENDED DECEMBER 31
                                     ------------------------    ------------------------------------------------------------------
                                        2001          2000          2000          1999          1998          1997          1996
                                     ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                                        (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:
  Net income per common share:
    Before cumulative effect of
      accounting change:
        Basic                        $     1.00    $     0.81    $     1.14    $     0.87    $     0.74    $     0.91    $     0.85
        Diluted                            0.98          0.80          1.13          0.86          0.72          0.88          0.82
    After cumulative effect of
      accounting change:
        Basic                              1.00          0.81          1.14          0.84          0.74          0.91          0.85
        Diluted                            0.98          0.80          1.13          0.83          0.72          0.88          0.82
  Cash dividends declared                  0.30          0.27          0.36          0.36          0.33          0.30          0.25
  Book value                               9.96          8.81          9.18          8.08          7.77          7.22          7.43
  Dividend payout ratio                   30.61%        33.33%        31.58%        42.86%        43.63%        32.95%        29.05%
  Weighted average number of
    common shares outstanding             7,769         7,029         7,065         6,455         6,284         6,130         5,477

SELECTED BALANCE SHEET DATA:
  Total assets                       $1,975,379    $1,568,423    $1,630,076    $1,305,987    $1,024,444    $  690,556    $  492,263
  Investment securities                  43,865        77,520        68,926       107,145        86,464        64,470        48,725
  Portfolio loans                     1,660,042     1,298,002     1,355,798     1,049,204       724,280       502,755       357,623
  Allowance for loan losses             (21,849)      (16,415)      (17,449)      (12,639)       (8,817)       (6,229)       (4,578)
  Deposits                            1,687,494     1,350,208     1,400,899     1,112,793       890,890       604,407       436,166
  Debt obligations                       77,437        53,075        58,150        47,400        23,600                       6,500
  Minority interests in
    consolidated subsidiaries            67,182        63,860        62,575        54,593        27,576        11,020           391
  Trust preferred securities             48,606        24,318        24,327        24,291        24,255        24,126            --
  Stockholders' equity                   77,902        63,210        70,404        54,668        49,292        45,032        40,159

PERFORMANCE RATIOS: (2)
  Return on average equity                13.94%        12.96%        12.85%        10.41%         9.81%        13.05%        12.01%
  Return on average assets                 0.57%         0.53%         0.55%         0.47%         0.55%         0.96%         1.08%
  Net interest margin (fully
    taxable equivalent)                    4.60%         4.79%         4.80%         4.44%         4.15%         4.54%         4.62%
  Efficiency ratio (3)                    71.90%        73.81%        72.85%        77.30%        70.63%        60.92%        60.38%

ASSET QUALITY:
  Non-performing loans (4)           $   11,642    $    6,611    $    6,757    $    4,124    $    7,242    $    4,011    $    2,699
  Allowance for loan losses to
    non-performing loans                 187.67%       248.30%       258.24%       306.47%       121.75%       155.30%       169.62%
  Allowance for loan losses to
    portfolio loans                        1.32%         1.26%         1.29%         1.20%         1.22%         1.24%         1.28%
  Non-performing loans to total
    portfolio loans                        0.70%         0.51%         0.50%         0.39%         1.00%         0.80%         0.75%
  Net loan losses to average
    portfolio loans                        0.11%         0.10%         0.20%         0.10%         0.15%         0.09%         0.10%

CAPITAL RATIOS:
  Average equity to average assets         4.11%         4.02%         4.26%         4.46%         5.36%         7.22%         8.97%
  Tier 1 risk-based capital ratio         10.69%        11.26%        11.10%        10.78%        13.42%        14.26%        11.91%
  Total risk-based capital ratio          12.12%        12.51%        12.35%        11.62%        14.60%        16.61%        12.88%
  Leverage ratio                           3.94%         4.03%         4.32%         4.35%         4.88%         6.65%         8.16%

----------
(1) Accounting change relates to new accounting standard which required write-off of previously capitalized start-up costs as of January 1, 1999.
(2)  These ratios are annualized for the periods indicated.
(3) Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4) Nonperforming loans consist of loans on nonaccrual status and loans more than 90 days delinquent.

                   SELECTED CONSOLIDATED FINANCIAL DATA OF SUN

     The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements for the year ended December 31, 2000, which appear elsewhere in this proxy statement/prospectus. The consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Condensed Consolidated Interim Financial Statements, which appear elsewhere in this proxy statement/prospectus. See "Where You Can Find More Information". The interim results include all adjustments of a normal recurring nature that are, in the opinion of management, considered necessary for a fair presentation. Interim results for the nine months ended September 30, 2001 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 2001. BECAUSE OF THE NUMBER OF BANKS ADDED THROUGHOUT THE PERIOD OF SUN'S EXISTENCE, AND BECAUSE OF THE DIFFERING OWNERSHIP PERCENTAGE OF BANKS INCLUDED IN THE CONSOLIDATED AMOUNTS, HISTORICAL OPERATING RESULTS ARE OF LIMITED RELEVANCE IN EVALUATING FINANCIAL PERFORMANCE AND PREDICTING SUN'S FUTURE OPERATING RESULTS.

     Sun's consolidated balance sheets as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998 which appear elsewhere in this proxy statement/prospectus. The selected financial data provided below as of and for the nine months ended September 30, 2001 and 2000 have been derived from Sun's consolidated financial statements which appear elsewhere in this proxy statement/prospectus. Results of operations data and selected balance sheet data as of and for the years ended December 31, 1998, 1997 and 1996 were derived from consolidated financial statements which are not presented in this proxy statement/prospectus.

     Under current accounting rules, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the assets and liabilities are included in Sun's consolidated balance sheet. Sun's consolidated net income, however, only includes its subsidiaries' net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Sun will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Sun will only reflect that income based on its ownership percentage.

                                                                     SUN COMMUNITY BANCORP LIMITED
                                             ------------------------------------------------------------------------------
                                              AS OF AND FOR THE
                                              NINE MONTHS ENDED                        AS OF AND FOR THE
                                                 SEPTEMBER 30                       YEARS ENDED DECEMBER 31
                                             --------------------   -------------------------------------------------------
                                               2001        2000       2000       1999        1998        1997        1996
                                             --------    --------   --------   --------    --------    --------    --------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED RESULTS OF OPERATIONS DATA:
  Interest income                            $ 43,511    $ 27,499   $ 40,005   $ 17,920    $  7,344    $  2,871    $    354
  Interest expense                             16,865       9,558     14,417      5,368       2,280         914         123
  Net interest income                          26,646      17,941     25,588     12,552       5,064       1,957         231
  Provision for loan losses                     2,770       2,667      3,926      1,753         379         268          49
  Net interest income after provision
    for loan losses                            23,876      15,274     21,662     10,799       4,685       1,689         182
  Noninterest income                            1,146         695      1,011        759         334         125          10
  Noninterest expense                          22,210      15,579     21,841     14,503       5,330       2,037         440
  Income (loss) before income tax
    expense, minority interest and
    cumulative effect of change in
    accounting principle                        2,813         390        832     (2,945)       (311)       (109)       (248)
  Income tax expense (benefit)                    899         134        305       (529)         29         (33)        (84)
  Income (loss) before minority interest
    and cumulative effect of change in
    accounting principle                        1,914         255        527     (2,417)       (340)        (72)       (164)
  Minority interest in net losses (income)
    of consolidated subsidiaries                 (462)        250        280      1,210         397         118          --
  Income (loss)before cumulative effect
    of change in accounting principle           1,452         505        807     (1,207)         57         (72)       (164)
  Cumulative effect of change in
    accounting principle (1)                                                       (386)
  Net income (loss)                             1,452         505        807     (1,593)         57         (72)       (164)

                                                                        SUN COMMUNITY BANCORP LIMITED
                                           ---------------------------------------------------------------------------------------
                                             AS OF AND FOR THE
                                             NINE MONTHS ENDED                             AS OF AND FOR THE
                                                SEPTEMBER 30                            YEARS ENDED DECEMBER 31
                                           ----------------------    -------------------------------------------------------------
                                             2001         2000         2000         1999         1998         1997         1996
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:
  Net income (loss) per common share:
    Before cumulative effect of
      change in accounting principle(1):
        Basic                              $    0.25    $    0.09    $    0.14    $   (0.26)   $    0.02    $   (0.05)   $   (0.14)
        Diluted                                 0.25         0.09         0.14        (0.26)        0.02        (0.05)       (0.14)
    After cumulative effect of
      change in accounting principle(1):
        Basic                                   0.25         0.09         0.14        (0.34)        0.02        (0.05)       (0.14)
        Diluted                                 0.25         0.09         0.14        (0.34)        0.02        (0.05)       (0.14)
  Cash dividends paid                             --           --           --           --           --           --           --
  Book value--historical                        9.58         9.23         9.29         9.09         6.92         5.10         4.51
  Pro forma equivalent book value
    per Capitol share (2)                       8.40          N/A          N/A          N/A          N/A          N/A          N/A
  Weighted average number of
    common shares outstanding                  5,765        5,559        5,591        4,674        2,853        1,593        1,149

SELECTED BALANCE SHEET DATA:
  Total assets                             $ 732,824    $ 476,558    $ 526,833    $ 300,390    $ 135,578    $  55,007    $  17,276
  Investment securities                       13,185       13,609       13,609       35,440       12,923       11,534       10,872
  Portfolio loans                            593,393      376,933      422,344      206,232       68,080       31,236        4,850
  Allowance for loan losses                   (7,903)      (4,632)      (5,440)      (2,371)        (696)        (317)         (49)
  Deposits                                   633,581      393,776      442,563      225,007       98,782       42,899       12,021
  Debt obligations                             8,288        1,050           --           --           --           --           --
  Minority interests in
    consolidated subsidiaries                 25,887       25,321       27,246       21,384        9,411        2,011           --
  Stockholders' equity                        59,751       52,568       52,694       50,003       26,627        9,690        5,189

PERFORMANCE RATIOS: (3)
  Return on average equity                      3.44%        1.31%        1.57%          --         0.34%          --           --
  Return on average assets                      0.31%        0.17%        0.20%          --         0.06%          --           --
  Net interest margin (fully
    taxable equivalent)                         4.47%        5.25%        4.91%        4.84%        4.51%        4.51%        1.33%
  Efficiency ratio (4)                         79.92%       83.60%       82.11%      108.96%       98.74%       97.83%      182.57%

ASSET QUALITY:
  Non-performing loans (5)                 $   3,330    $   1,664    $   1,807    $      34           --           --           --
  Allowance for loan losses to
    non-performing loans                      237.33%      278.37%      301.05%          --           --           --           --
  Allowance for loan losses to
    portfolio loans                             1.33%        1.23%        1.29%        1.15%        1.02%        1.01%        1.30%
  Non-performing loans to total
    portfolio loans                             0.56%        0.44%        0.43%        0.02%          --           --           --
  Net loan losses to average
    portfolio loans                             0.08%        0.19%        0.27%          --           --           --           --

CAPITAL RATIOS:
  Average equity to average assets              8.93%       13.20%       12.27%       18.10%       18.35%       20.47%        8.24%
  Tier 1 risk-based capital ratio              12.99%       19.06%       17.74%       25.71%       42.43%       11.91%        9.80%
  Total risk-based capital ratio               14.24%       20.21%       18.96%       26.56%       43.25%       12.88%       10.91%
  Leverage ratio                                8.15%       11.03%       10.00%       16.65%       19.64%        8.16%        7.16%

----------
N/A - Not applicable

(1) Accounting change relates to a new accounting standard which required write-off of previously capitalized start-up costs as of January 1, 1999.
(2) Based on the proposed fixed exchange ratio of .734 shares of Capitol for each share of Sun.
(3)  These ratios are annualized for the periods indicated.
(4) Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(5) Non-performing loans consist of loans on nonaccrual status and loans more than 90 days delinquent.

                                  RISK FACTORS

     THE SHARES OF COMMON STOCK THAT ARE BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     INVESTING IN CAPITOL'S COMMON STOCK WILL PROVIDE YOU WITH AN EQUITY OWNERSHIP INTEREST IN CAPITOL. AS A CAPITOL SHAREHOLDER, YOUR INVESTMENT MAY BE IMPACTED BY RISKS INHERENT IN ITS BUSINESS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING TO VOTE TO EXCHANGE SUN'S COMMON STOCK FOR CAPITOL'S COMMON STOCK.

     THIS PROXY STATEMENT/PROSPECTUS ALSO CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO CAPITOL'S FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "PRO FORMA," "ANTICIPATES," AND SIMILAR EXPRESSIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

NEWLY FORMED BANKS ARE LIKELY TO INCUR SIGNIFICANT OPERATING LOSSES THAT COULD NEGATIVELY AFFECT THE AVAILABILITY OF EARNINGS TO SUPPORT FUTURE GROWTH.

     Several of Capitol's (and Sun's) bank subsidiaries are less than three years old and Capitol's oldest bank is slightly less than twenty years old. Newly formed banks are expected to incur operating losses in their early periods of operation because of an inability to generate sufficient net interest income to cover operating costs. Newly formed banks may never become profitable. Current accounting rules require immediate write-off, rather than capitalization and amortization, of start-up costs and, as a result, future newly formed banks are expected to report larger early period operating losses. Those operating losses can be significant and can occur for longer periods than planned depending upon the ability to control operating expenses and generate net interest income, which could affect the availability of earnings retained to support future growth.

IF CAPITOL IS UNABLE TO MANAGE ITS GROWTH, ITS ABILITY TO PROVIDE QUALITY SERVICES TO CUSTOMERS COULD BE IMPAIRED AND CAUSE ITS CUSTOMER AND EMPLOYEE RELATIONS TO SUFFER.

     Capitol and Sun have rapidly and significantly expanded their operations and anticipate that further expansion will be required to realize their growth strategies. Capitol's (and Sun's) rapid growth has placed significant demands on its management and other resources which, given its expected future growth rate, are likely to continue. Capitol's future growth and revenue will be negatively impacted if it is unable to provide quality service to its customers, or to manage future growth; Capitol will need to attract, hire and retain highly skilled and motivated officers and employees and expand existing systems and/or implement new systems for:

     -    transaction processing;

     -    operational and financial management; and

     -    training, integrating and managing Capitol's growing employee base.

FAVORABLE ENVIRONMENT FOR FORMATION OF NEW BANKS COULD CHANGE ADVERSELY, WHICH COULD SEVERELY LIMIT CAPITOL'S EXPANSION OPPORTUNITIES.

     Capitol's growth strategy includes the addition of new banks. Thus far, Capitol has experienced favorable business conditions for the formation of its small, community and customer-focused banks. Those favorable conditions could change suddenly or over an extended period of time. A change in the availability of financial capital, human resources or general economic conditions could eliminate or severely limit expansion opportunities. To the extent Capitol is unable to effectively attract personnel and deploy its capital in new or existing banks, this could adversely affect future asset growth, earnings and the value of Capitol's common stock.

CAPITOL'S (AND SUN'S) SMALL SIZE MAY MAKE IT DIFFICULT TO COMPETE WITH LARGER INSTITUTIONS BECAUSE CAPITOL (AND SUN) ARE NOT ABLE TO COMPETE WITH LARGE BANKS IN THE OFFERING OF SIGNIFICANTLY LARGER LOANS.

     Capitol endeavors to capitalize its newly formed banks with the lowest dollar amount permitted by regulatory agencies. As a result, the legal lending limits of Capitol's (and Sun's) banks severely constrain the size of loans that those banks can make. In addition, many of the banks' competitors have significantly larger capitalization and, hence, an ability to make significantly larger loans. The inability to offer larger loans limits the revenues that can be earned from interest amounts charged on larger loan balances.

     Capitol's (and Sun's) banks are intended to be small in size. They each generally operate from single locations. They are very small relative to the dynamic markets in which they operate. Each of those markets has a variety of large and small competitors that have resources far beyond those of Capitol's banks. While it is the intention of Capitol's banks to operate as niche players within their geographic markets, their continued existence is dependent upon being able to attract and retain loan customers and depositors in those large markets that are dominated by substantially larger regulated and unregulated financial institutions.

IF CAPITOL CANNOT RECRUIT ADDITIONAL HIGHLY QUALIFIED PERSONNEL, CAPITOL'S CUSTOMER SERVICE COULD SUFFER, CAUSING ITS CUSTOMER BASE TO DECLINE.

     Capitol's strategy is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions is intense. Availability of personnel with appropriate community banking experience varies. If Capitol does not succeed in attracting new employees or retaining and motivating current and future employees, Capitol's business could suffer significantly.

CAPITOL AND ITS BANKS OPERATE IN AN ENVIRONMENT HIGHLY REGULATED BY STATE AND FEDERAL GOVERNMENT; CHANGES IN FEDERAL AND STATE BANKING LAWS AND REGULATIONS COULD HAVE A NEGATIVE IMPACT ON CAPITOL'S BUSINESS.

     As a bank holding company, Capitol is regulated primarily by the Federal Reserve Board. Sun is also a bank holding company and regulated primarily by the Federal Reserve Board. Capitol's and Sun's current bank affiliates are regulated primarily by the state banking regulators and the FDIC.

     Federal and the various state laws and regulations govern numerous aspects of the banks' operations, including:

     -    adequate capital and financial condition;

     -    permissible types and amounts of extensions of credit and investments;

     -    permissible nonbanking activities; and

     -    restrictions on dividend payments.

     Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Capitol and its banks also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Capitol may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators' judgments based on information available to them at the time of their examination.

     The banks' operations are required to follow a wide variety of state and federal consumer protection and similar statutes and regulations. Federal and state regulatory restrictions limit the manner in which Capitol and its banks may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect Capitol.

REGULATORY ACTION COULD SEVERELY LIMIT FUTURE EXPANSION PLANS.

     To carry out some of its expansion plans, Capitol is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks are submitted to the state and federal bank regulatory agencies for their approval.

     While Capitol's recent experience with the regulatory application process has been favorable, the future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Capitol, its current bank subsidiaries and future new start-up banks, which could limit its ability to increase revenue.

THE BANKS' ALLOWANCES FOR LOAN LOSSES MAY PROVE INADEQUATE TO ABSORB ACTUAL LOAN LOSSES, WHICH MAY ADVERSELY IMPACT NET INCOME OR INCREASE OPERATING LOSSES.

     Capitol believes that its consolidated allowance for loan losses is maintained at a level adequate to absorb any inherent losses in the loan portfolios of its banks at the balance sheet date. Management's estimates are used to determine the allowance and are based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond Capitol's control, actual future loan losses could increase significantly. No assurance can be provided that the allowance will be sufficient to cover actual future loan losses should such losses be realized.

     Loan loss experience, which is helpful in estimating the requirements for the allowance for loan losses at any given balance sheet date, has been minimal at many of Capitol's (and Sun's) banks. Because many of Capitol's (and Sun's) banks are young, they do not have seasoned loan portfolios, and it is likely that the ratio of the allowance for loan losses to total loans may need to be increased in future periods as the loan portfolios become more mature and loss experience evolves. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which may adversely impact net income or increase operating losses.

     Widespread media reports of concerns about the health of the domestic economy have continued throughout 2001. While local economic conditions appear to indicate a weakening environment, Capitol's loan losses in this interim 2001 period have increased only slightly in comparison to the level with the prior year's period. In 2001, however, nonperforming loans have increased and it is anticipated that levels of nonperforming loans and related loan losses may increase as economic conditions, locally and nationally, evolve.

     In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of the allowance for loan losses. Regulatory agencies may require Capitol or its banks to increase their allowance for loan losses or to recognize further loan charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies would have a negative impact on Capitol's operating results.

CAPITOL'S COMMERCIAL LOAN CONCENTRATION TO SMALL BUSINESSES INCREASES THE RISK OF DEFAULTS BY BORROWERS AND SUBSTANTIAL CREDIT LOSSES COULD RESULT, CAUSING SHAREHOLDERS TO LOSE THEIR INVESTMENT IN CAPITOL'S COMMON STOCK.

     Capitol's (as well as Sun's) banks make various types of loans, including commercial, consumer, residential mortgage and construction loans. Capitol's (as well as Sun's) strategy emphasizes lending to small businesses and other commercial enterprises. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower's ability to repay a loan. Substantial credit losses could result, causing shareholders to lose their entire investment in Capitol's common stock.

IN 2001, THE OPEN MARKET COMMITTEE OF THE FEDERAL RESERVE BOARD (FRBOMC) HAS TAKEN UNPRECEDENTED ACTIONS TO SIGNIFICANTLY REDUCE INTEREST RATES AND DECREASES IN INTEREST RATES MAY ADVERSELY AFFECT CAPITOL'S NET INTEREST INCOME.

     CHANGES IN NET INTEREST INCOME. Capitol's profitability is significantly dependent on net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Therefore, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on net interest income. Capitol's assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristic of assets and liabilities. As a result, changes in interest rates can affect net interest income in either a positive or negative way.

     In January 2001, the FRBOMC decreased interbank interest rates on two separate dates, for a total decrease of 100 basis points. In March 2001, another 50 basis points decrease was initiated by the Federal Reserve, followed by decreases of 50 basis points in both April and May 2001 and 25 basis points in June 2001. In the third quarter of 2001, the Federal Reserve decreased interest rates 25 basis points in August and 50 basis points in September, followed by a reduction of 50 basis points in early November 2001.

     Because variable rate loans reprice more rapidly than interest-bearing deposits, such market interest rate decreases compressed net interest margins at Capitol's banks in 2001. As the FRBOMC continues to influence interest rates and other economic policy in 2001 and beyond, including the potential of additional rate decreases, net interest margins may become more compressed (having an adverse impact on earnings) as the year progresses, and thereafter.

     CHANGES IN THE YIELD CURVE. Changes in the difference between short-term and long-term interest rates, commonly known as the yield curve, may also harm Capitol's business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing net interest income.

EXISTING SUBSIDIARIES OF CAPITOL MAY NEED ADDITIONAL FUNDS TO AID IN THEIR GROWTH OR TO MEET OTHER ANTICIPATED NEEDS WHICH COULD REDUCE CAPITOL'S FUNDS AVAILABLE FOR NEW BANK DEVELOPMENT OR OTHER CORPORATE PURPOSES.

     Capitol's (and Sun's) affiliated banks are generally capitalized at the minimum amount permitted by regulatory agencies. Future growth of existing banks may require additional capital infusions or other investment by Capitol to maintain compliance with regulatory capital requirements or to meet growth opportunities. Such capital infusions could reduce funds available for development of new banks, or other corporate purposes.

CAPITOL HAS DEBT SECURITIES OUTSTANDING WHICH MAY PROHIBIT FUTURE CASH DIVIDENDS ON CAPITOL'S COMMON STOCK OR OTHERWISE ADVERSELY AFFECT REGULATORY CAPITAL COMPLIANCE.

     As of September 30, 2001, Capitol had notes payable to an unaffiliated bank outstanding in the amount of approximately $14 million. Under this credit facility, additional borrowings of $20 million are permitted, subject to certain conditions. Capitol is reliant upon its bank subsidiaries' earnings and dividends to service this debt obligation which may be inadequate to service the obligations. In the event of violation of the covenants relating to the credit facility, or due to failure to make timely payments of interest and debt principal, the lender may terminate the credit facility. In addition, upon such occurrences, dividends on Capitol's common stock may be prohibited or Capitol may be otherwise unable to make future dividends payments or obtain replacement credit facilities.

     Capitol also has three series of trust-preferred securities outstanding, totaling about $50 million, which are treated as capital for regulatory ratio compliance purposes. Although these securities are viewed as capital for regulatory purposes, they are debt securities which have numerous covenants and other provisions which, in the event of noncompliance, could have an adverse effect on Capitol. For example, these securities permit Capitol to defer the periodic payment of interest for various periods, however, if such payments are deferred, Capitol is prohibited from paying cash dividends on its common stock during deferral periods and until deferred interest is paid. Future payment of interest is dependent upon Capitol's bank subsidiaries' earnings and dividends which may be inadequate to service the obligations. Continued classification of these securities as elements of capital for regulatory purposes is subject to future changes in regulatory rules and regulations and the actions of regulatory agencies, all of which is beyond the control or influence of Capitol.

                               RECENT DEVELOPMENTS

     Capitol and Sun have had similar strategies for the development and formation of bank start-ups. Capitol has, since the formation of its first bank (circa 1982), expanded to a total of 13 banks in the states of Michigan and Indiana. Of the 13 banks, Capitol or its management were involved in the start-up of 12; one became an affiliate through a purchase transaction.

     Capitol's expansion into the Southwestern region of the United States was made initially through its involvement in the formation of Bank of Tucson in 1996. Bank of Tucson subsequently became a subsidiary of Sun through a share exchange transaction and, as a result, Sun then became a subsidiary of Capitol. In periods after 1997, Sun embarked on the development of a total of 14 banks in the states of Arizona, California, Nevada and New Mexico.

     During the past five years, Capitol (and Sun, as applicable) have started new banks using a similar strategy. Because Sun was formed by Capitol, and Capitol and Sun share management and common systems, Sun's start-up banks are designed and formed using Capitol's strategy and design for start-up banks. These start-up banks are, by design, intended to be relatively small and single location institutions which are locally managed, but share the efficiencies of common data processing, accounting and risk management. These start-up banks usually are organized around one or more key management personnel, the most senior one becoming the new banks' president.

     It is this future leadership of a new bank in formation which will be the primary influence on selecting prospective bank directors, the new banks' location and the business focus of the proposed bank. The person selected to become the new banks' president is usually a well seasoned commercial banker who may not have been a bank president previously, but has significant lending experience and is a leader in the local business community. The seeking-out of this management talent happens in a number of ways through a combination of word-of-mouth, bankers seeking new opportunities (particularly in the context of the adverse consequences of mega-mergers) or community business leaders exploring the possibilities of forming a new bank in their community, but needing the experience and resources that Capitol or Sun can provide in development of a new community bank.

     Each of these new banks are formed as separately chartered and regulated commercial banks. Capitol or Sun, as the case may be, purchases at least 51% (or sometimes a higher percentage) of the new banks' common stock. This permits the bank holding company to include the banks in its financial statements as a consolidated subsidiary. It also gives the bank holding company a controlling voting interest in such things as the election of directors for the bank and other matters routinely subject to a vote of the banks' shareholders. Although Capitol or Sun have this voting control over the election of directors for these banks, each bank's board of directors are comprised mainly of local business leaders. The banks' boards of directors, and the banks' management, have full authority in credit decisions, product pricing and other matters impacting the delivery of banking services in that community by that bank. Product design, data processing, accounting, financial reporting and risk management are services provided to the banks by Capitol or Sun on a fee basis.

     For the portion of the new banks' start-up capital not provided by Capitol or Sun (that is, 49% or less, a minority interest), those funds are obtained through an exempt offering of common stock of the bank, mainly within the banks' business community. Although there is no obligation to do so, Capitol or Sun has, on a case-by-case basis, offered those minority shareholders an opportunity to exchange their shares in the bank for shares of the bank holding company having the majority interest in that bank. These exchange offers, which are subject to a vote of the respective bank's minority shareholders, have usually been made near the bank's third anniversary of commencing operations. These exchange offers have been based on an exchange ratio of 150% of the respective banks' adjusted book value per share. The exchange ratio is determined by the board of directors of the bank holding company making the exchange offer.

     Capitol's and Sun's boards of directors determined, earlier in 2001, to reduce the rate of start-ups in the near term in contrast to the preceding three years.

     In June 2001, Capitol entered into a stock option call agreement with Joseph D. Reid, Capitol's (and Sun's) Chairman and Chief Executive Officer. This agreement assigns Capitol a right to call stock options of Sun held by Joseph D. Reid. The call agreement has the effect of permitting Capitol to exercise such stock options contingent upon a directive from the Federal Reserve Board requiring Capitol to increase its ownership position in Sun. As of November 16, 2001, no such directive has been issued by the Federal Reserve Board. The effect of the agreement is that Capitol could currently increase its ownership in Sun to materially exceed 50%. It is anticipated that this agreement will be cancelled upon completion of the proposed exchange.

     Additional expansion through the development of new banks in the states of California and Nevada is currently underway by Sun or its subsidiary bank development entities.

     Camelback Community Bank reached its 36th month of operation in May 2001. In June 2001, Sun offered the minority owners of Camelback an opportunity to exchange their Camelback shares for shares of Sun. The exchange ratio was based on 150% of Camelback's adjusted book value and was completed effective June 30, 2001. As a result of the share exchange, the minority owners of Camelback became shareholders of Sun. About 280,500 new shares of Sun's common stock were issued in the Camelback share exchange transaction. Effective September 30, 2001, Sun entered into a similar share exchange transaction with the minority shareholders of Southern Arizona Community Bank (previously a majority-owned subsidiary of Sun), issuing about 282,600 new shares of Sun's common stock.

     At September 30, 2001, a similar proposed share exchange transaction was pending regarding Mesa Bank. At a shareholders' meeting in October 2001, Mesa's shareholders (other than Sun) approved the proposed share exchange. Such share exchange (resulting in the issuance of about 286,800 new shares of Sun's common stock effective October 31, 2001) will be completed prior to December 31, 2001.

     In 1997, Sun entered into an antidilution agreement with Capitol. Under the terms of the antidilution agreement, Capitol has the right to purchase additional shares of Sun's common stock, when Sun issues previously unissued Sun shares to shareholders other than Capitol. Capitol is entitled to purchase shares of Sun at a price equal to the per-share value ascribed to the shares issued to shareholders other than Capitol, at a ratio based on 51% of the total number of new shares being issued by Sun (including the shares to be purchased by Capitol). Capitol's purchase price for such shares is to be paid to Sun in cash. In October 2001, Capitol exercised its rights under the antidilution agreement as to the above-mentioned Camelback exchange and, accordingly, purchased about 292,000 new shares of Sun's common stock. Capitol is expected to exercise its rights under the antidilution agreement as to the above-mentioned share exchanges involving Southern Arizona Community Bank and the pending exchange regarding Mesa Bank, both prior to December 31, 2001. It is estimated that, in conjunction with Capitol's exercise of those rights, Sun will receive cash consideration of about $6 million and issue about 592,700 new shares of Sun's common stock to Capitol. It is anticipated that this agreement will be cancelled upon completion of the proposed exchange.

     On November 5, 2001, Capitol announced that its total banking assets (which includes the banking assets of Sun) surpassed the $2 billion level during October.

     First California Northern Bancorp, a majority-owned subsidiary of Sun, anticipates that its first bank affiliate, Napa Community Bank, will open in early first quarter 2002.

     Nevada Community Bancorp Limited, a majority-owned subsidiary of Sun, anticipates that its fourth bank affiliate, Bank of Las Vegas, will open in early first quarter 2002.

                                 CAPITALIZATION

     The table presented below shows Capitol's actual total capitalization as of September 30, 2001, as adjusted for Sun's share exchange with the minority shareholders of Mesa Bank and as adjusted to reflect the exchange of Capitol's common stock for Sun's common stock as described in this proxy statement/prospectus.

                                                                AS OF SEPTEMBER 30, 2001
                                                     ---------------------------------------------
                                                     (dollars in thousands, except per share data)

                                                                   AS ADJUSTED FOR    AS ADJUSTED FOR
                                                                    THE MESA BANK         THE SUN
                                                      ACTUAL         EXCHANGE(4)        EXCHANGE(5)
                                                     ---------        ---------          ---------
DEBT OBLIGATIONS                                     $  77,437        $  77,437          $  77,437
                                                     =========        =========          =========

TRUST-PREFERRED SECURITIES                              48,606           48,606             48,606

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES         67,182           68,076             36,703

STOCKHOLDERS' EQUITY(1):
  Common stock, no par value; 25,000,000 shares
    authorized; issued, and outstanding:
      Actual - 7,823,690 shares                         67,631
      As adjusted for the Mesa Bank exchange -
        7,823,690 shares                                                 67,631
      As adjusted for the Sun exchange -
        10,543,548 shares(5)                                                               110,368
  Retained earnings                                     11,996           11,996             11,996

  Market value adjustment for available-for-sale
    securities (net of tax effect)                         271              271                271

  Less unallocated ESOP shares and note receivable
    from sale of common stock                           (1,996)          (1,996)            (1,996)
                                                     ---------        ---------          ---------

      Total stockholders' equity                     $  77,902        $  77,902          $ 120,639
                                                     =========        =========          =========

  Book value per share of common stock               $    9.96        $    9.96          $   11.44
                                                     =========        =========          =========

TOTAL CAPITALIZATION(2)                              $ 145,084        $ 145,977          $ 157,342
                                                     =========        =========          =========

TOTAL CAPITAL FUNDS(3)                               $ 193,690        $ 194,584          $ 205,948
                                                     =========        =========          =========

CAPITAL RATIOS:
  Stockholders' equity to total assets                    3.94%            3.94%              6.07%

  Total capitalization to total assets                    7.34%            7.39%              7.91%

  Total capital funds to total assets                     9.80%            9.85%             10.35%

----------
(1) Does not include 1,184,913 shares of common stock issuable upon exercise of stock options. See "Management--Stock Option Program." Also, does not include 82,568 warrants each of which permits the holder to purchase a share of Capitol common stock.
(2) Total capitalization includes stockholders' equity and minority interests in consolidated subsidiaries.
(3) Total capital funds include stockholders' equity, minority interests in consolidated subsidiaries and trust-preferred securities.
(4) Amounts are also adjusted for Sun's share exchange with the minority shareholders of Mesa Bank effective October 31, 2001, resulting in the issuance of 286,848 shares of Sun's common stock. See "Unaudited Pro Forma Consolidated Financial Information."
(5) Assumes issuance of 2,719,858 shares of Capitol common stock upon completion of Sun exchange. Does not include 1,162,080 stock options of Sun which will convert to options in Capitol at the same ratio as the shares of common stock. See "Unaudited Pro Forma Consolidated Financial Information."

                      DIVIDENDS AND MARKET FOR COMMON STOCK

     Capitol's common stock is listed on the Nasdaq National Market under the symbol "CBCL." The following table shows the high and low sale prices per share of common stock as reported on the Nasdaq National Market. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The last reported sale price of Capitol's common stock was $13.30 on December 27, 2001.

                                                                  Cash Dividends
1999                                      High          Low            Paid
----                                     -------      -------          -----
Quarter ended March 31                   $21.750      $18.000          $0.09
Quarter ended June 30                     20.000       16.875           0.09
Quarter ended September 30                18.625       10.875           0.09
Quarter ended December 31                 14.625        9.625           0.09

2000
----
Quarter ended March 31                    16.938        8.063           0.09
Quarter ended June 30                     13.875       10.750           0.09
Quarter ended September 30                12.375        9.625           0.09
Quarter ended December 31                 13.375        8.750           0.09

2001
----
Quarter ended March 31                    14.250        9.688           0.10
Quarter ended June 30                     15.660       12.000           0.10
Quarter ending September 30               17.500       12.250           0.10
Quarter ending December 31
  (through December 27)                   15.200       12.800           0.10

     As of December 20, 2001, there were approximately 3,230 beneficial holders of record of Capitol's common stock based on information supplied by its stock transfer agent and other sources.

     Sun's common stock is listed on the Nasdaq National Market under the symbol "SCBL." In April 2000, Sun announced plans to purchase up to $3 million of its common stock in open market purchases over a future period of time. Through November 16, 2001 Sun has repurchased 138,100 of Sun's shares on the open market. The following table shows the high and low sale prices per share of common stock as reported on the Nasdaq National Market. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The pro forma equivalent Capitol (CBCL) share is based on the fixed exchange ratio of .734 shares of Capitol for each share of Sun. The last reported sale price of Sun's common stock was $9.55 on December 27, 2001.

                               SCBL, as reported by                                     Cash Dividends
                                      Nasdaq            Pro Forma CBCL Equivalent            Paid
                               ---------------------    -------------------------    ----------------------
                                                                                                 Pro forma
                                                                                                    CBCL
1999                            High           Low         High           Low        Actual      Equivalent
----                           -------       -------      -------        ------      ------      ----------
Quarter ended September 30     $20.000       $10.375      $14.680        $7.615        --          $0.066
Quarter ended December 31       12.500         8.000        9.175         5.872        --           0.066

2000
----
Quarter ended March 31           9.750         7.125        7.156         5.250        --           0.066
Quarter ended June 30           11.125         8.875        8.166         6.514        --           0.066
Quarter ended September 30      11.000         6.500        8.074         4.771        --           0.066
Quarter ended December 31        8.250         6.000        6.055         4.404        --           0.066

2001
----
Quarter ended March 31           8.875         6.250        6.514         4.587        --          0.0734
Quarter ended June 30           11.000         6.650        8.074         4.881        --          0.0734
Quarter ending September 30     12.250         8.800        8.991         6.459        --          0.0734
Quarter ending December 31
  (through December 27)         11.250         9.250        8.257         6.789        --          0.0734

     As of December 20, 2001, there were approximately 1,466 beneficial holders of record of Sun's common stock based on information supplied by its stock transfer agent and other sources. Sun has never paid a cash dividend on its common stock.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus includes forward-looking statements. Capitol has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements may be impacted by risks, uncertainties and assumptions. Examples of some of the risks, uncertainties or assumptions that may impact the forward-looking statements are:

     - the results of management's efforts to implement Capitol's business strategy including future expansion;

     - adverse changes in the banks' loan portfolios and the resulting credit risk-related losses and expenses;

     - adverse changes in the economy of the banks' market areas that could increase credit-related losses and expenses;

     - adverse changes in real estate market conditions that could also negatively affect credit risk;

     - the possibility of increased competition for financial services in Capitol's markets;

     - fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations; and

     -    other factors described in "Risk Factors".

                              INFORMATION ABOUT SUN

DESCRIPTION OF SUN'S BUSINESS AND PROPERTY

     Sun defines itself as a BANK DEVELOPMENT COMPANY. In the highly regulated business of banking, it is viewed by governmental agencies as a bank holding company. Sun views bank DEVELOPMENT as a much more dynamic activity than the regulatory label for bank holding companies.

     Bank development at Sun is the business of mentoring, monitoring and managing its investments in community banks. Bank development is also the activity of adding new banks through start-up, or DE NOVO, formation or through other affiliation efforts, such as acquiring existing banks.

     The banks have similar characteristics:

     * Each bank has an on-site president and management team, as local decision makers.

     * Each bank has a local board of directors which has actual authority over the bank.

     *    Each bank generally operates from only one office location.

     * Each bank can fully meet customers' needs anywhere, anytime through bankers-on-call, courier services, telephone banking and other delivery methods.

     * Each bank has access to an efficient back-room processing facility and leading-edge technology through shared resources.

     Sun's banks seek the profitable customer relationships which are often displaced through mergers, mass marketing, megabanks and an impersonal approach to handling customers. The banks are focused on commercial banking activities, emphasizing business customers, although they also offer a complete array of financial products and services.

     Each bank has a separate charter. A bank charter is similar to articles of incorporation and enables each bank to exist as a distinct legal entity. Sun's banks are state-chartered which means they are organized under a particular state's banking laws. All of the banks are FDIC insured. Banks are highly regulated by state and federal agencies. Because each bank has its own charter, each bank is examined by both state and federal agencies as a separate and distinct legal entity for safety, soundness and compliance with banking laws and regulations.

     Sun became a bank holding company in 1997 when it acquired Bank of Tucson in a share exchange transaction. Bank of Tucson had been formed in 1996 by a group of individuals which included some of the same organizers of Sun. A second start-up bank was added in 1997. Four start-up banks were added in 1998, three in 1999 and four in 2000. Through the first nine months of 2001, one new bank has been added, and applications were pending for two additional new banks expected to open in 2002.

     At September 30, 2001, Sun consisted of 14 community banks, with operations in four states.

     Sun's bank development philosophy is one of "SHARED VISION", which encompasses a commitment to community banking emphasizing local leadership and investment, with the shared resources of efficient management. Sun provides shared resources to its banks which includes common data processing systems, centralized item processing, loan review, internal audit, credit administration, accounting and risk management.

SUN'S STRUCTURE

     Sun is an approximately 50%-owned subsidiary of Capitol Bancorp Ltd. Capitol is a bank development company headquartered in Lansing, Michigan. It has consolidated total assets of about $1.6 billion, which includes Sun's consolidated assets. Sun's financial statements are included in Capitol's because of Capitol's ownership of Sun.

     The organizational structure of Sun is complex. It is a mixture of banks which Sun owns directly and others which are owned indirectly through subsidiary bank development companies. Additionally, Sun's direct and indirect ownership percentages of these entities differ.

     Headquartered in Phoenix, Arizona, Sun became a public company in 1999 and is carrying out all of its current bank development activities in the southwestern region of the United States. At year-end 2000, its consolidated assets were $527 million ($300 million at year-end 1999). It is comprised of a combination of directly-owned banks and bank development subsidiaries:

                             Sun Community Bancorp Limited
                          Approx. 50% owned by Capitol Bancorp
                                              |
           +----------------------------------+------------------------------------------+
           |                                  |                                          |
Arizona bank development            Nevada bank development through       Sunrise Capital Corporation, multi-
   through 8 majority-            Nevada Community Bancorp Limited and    state bank development emphasizing
  owned community banks           its 3 majority-owned community banks    specialized lending (SBA) through 2
                                                                            majority-owned community banks

     The current group of banks comprising bank development in Arizona follows:

                            Arizona Bank Development
                             (direct subsidiaries of
                         Sun Community Bancorp Limited)
                                        |
               Bank of Tucson           |             Valley First
              (Tucson -- 1996)   -------+-------     Community Bank
            100% ownership by Sun       |         (Scottsdale -- 1997)
                                        |        100% ownership by Sun
                                        |
                  Mesa Bank             |              Camelback
               (Mesa -- 1998)    -------+-------    Community Bank
            53% ownership by Sun        |          (Phoenix -- 1998)
                                        |        55% ownership by Sun
                                        |
              Southern Arizona          |            East Valley
               Community Bank    -------+-------    Community Bank
              (Tucson -- 1998)          |         (Chandler -- 1999)
            51% ownership by Sun        |        85% ownership by Sun
                                        |
                 Arrowhead              |              Yuma
               Community Bank    -------+-------   Community Bank
             (Glendale -- 2000)                    (Yuma -- 2000)
            51% ownership by Sun                 51% ownership by Sun

     All of these banks are young. The most mature bank of the group, Bank of Tucson, completed its 48th month of operation in June 2000. The youngest bank, Yuma Community Bank, opened in mid-December, 2000. These banks ranged in size from $5 million in assets to $98 million at year-end 2000. Five of the banks are located in or near greater Phoenix, while two are located in Tucson.

     Bank development activities in Nevada are carried out through Nevada Community Bancorp Limited, which is 54% owned by Sun, and was formed in 1999:

                        Nevada Community Bancorp Limited
                              54% ownership by Sun
                                       |
          +----------------------------+-----------------------------+
          |                            |                             |
   Black Mountain            Desert Community Bank       Red Rock Community Bank
   Community Bank             (Las Vegas -- 1999)          (Las Vegas -- 1999)
 (Henderson -- 2000)         51% ownership by NCBL        51% ownership by NCBL
51% ownership by NCBL

     Two of the Nevada banks opened in the second half of 1999 and the Henderson (Las Vegas area) bank opened in the first half of 2000. The three banks' combined total assets was $106 million at year-end 2000 ($34 million in 1999).

     Sunrise Capital Corporation was formed in 1999 and is approximately 60% owned by Sun at year-end 2000. It is focused on developing banks in several states with a slightly different emphasis on commercial lending than the other bank affiliates of Sun. Its banks are focused on offering loan products structured through the SBA, or US Small Business Administration, in addition to the full array of typical bank products:

                           Sunrise Capital Corporation
                              SBA Bank Development
                           (Approx. 60% owned by Sun)
                                       |
                +----------------------+----------------------+
                |                                             |
     Sunrise Bank of Arizona                     Sunrise Bank of Albuquerque
         Phoenix, Arizona                          Albuquerque, New Mexico
             (1998)                                        (2000)
      100% ownership by SCC                          87% ownership by SCC

     In 2000, a loan production office of Sunrise Bank of Arizona was established in San Diego, California. It subsequently evolved into Sunrise Bank of San Diego, which opened in early January 2001.

     All of these banks and subsidiary bank development companies are combined, or consolidated, for financial reporting purposes because Sun has ownership control of them. Current accounting rules require consolidated reporting when one entity has majority voting control of another. The reporting entity is the parent organization and entities which are majority-owned by the parent are subsidiaries. In the circumstances of Sun, this parent and subsidiary relationship applies also to second tier subsidiaries which have consolidated subsidiaries of their own.

     At December 31, 2000, Sun and its subsidiaries employed 226 full time equivalent employees.

     The following tables (Tables A to F, inclusive), present certain statistical information regarding Sun's business as of and for the years ended December 31, 2000, 1999 and 1998, in addition to some information relating to prior periods:

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY (TABLE A) SUN COMMUNITY BANCORP LIMITED


Net interest income, the primary component of earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on them. This table shows the daily average balances for the major asset and liability categories and the actual related interest income and expense (in $1,000s) and average yield/cost for 2000, 1999 and 1998.

                                                                             Year Ended December 31
                                           ----------------------------------------------------------------------------------------
                                                      2000                           1999                          1998
                                           ---------------------------    ----------------------------   --------------------------
                                                                  (1)                             (1)                          (1)
                                                      Interest  Average              Interest   Average            Interest  Average
                                           Average    Income/   Yield/    Average    Income/    Yield/   Average   Income/   Yield/
                                           Balance    Expense    Cost     Balance    Expense     Cost    Balance   Expense    Cost
                                           --------   -------   ------    --------   --------   ------   -------   -------   ------
ASSETS
 Investment securities:
   U.S. Treasury and government agencies   $    832   $    50     6.01%   $    343   $     21     6.12%  $ 1,604   $    98     6.11%
   States and political subdivisions (2)     19,761     1,137     5.76%     22,631      1,335     5.90%   10,973       647     5.90%
   Other                                          9        --       --       1,929         91     4.72%      325        18     5.54%
 Interest-bearing deposits with banks        12,538       764     6.08%      8,397        482     5.74%      535        25     4.67%
 Federal funds sold                          38,726     2,460     6.35%     32,553      1,594     4.90%   23,269     1,230     5.29%
 Loans held for resale                        2,937       312    10.62%        904        116    12.83%      445        30     6.74%
 Portfolio loans (3)                        314,972    35,282    11.20%    125,811     14,281    11.35%   45,225     5,296    11.71%
                                           --------   -------   ------    --------   --------   ------   -------   -------   ------
        Total interest-earning
          assets/interest income            389,775    40,005    10.26%    192,568     17,920     9.31%   82,376     7,344     8.92%
 Allowance for loan losses (deduct)          (3,650)                        (1,270)                         (415)
 Cash and due from banks                     17,220                          8,859                         4,094
 Premises and equipment, net                  5,559                          3,633                         1,706
 Other assets                                 7,603                          4,348                         1,910
                                           --------                       --------                       -------
        Total assets                       $416,507                       $208,138                       $89,671
                                           ========                       ========                       =======

LIABILITIES AND STOCKHOLDERS' EQUITY
 Interest-bearing deposits:
  Savings deposits                         $  1,020   $    26     2.55%   $    626   $     14     2.24%  $   285   $     9     3.16%
  Time deposits under $100,000               49,456     3,524     7.13%     13,499        668     4.95%    5,480       287     5.24%
  Time deposits of $100,000 or more          88,694     4,876     5.50%     28,715      1,611     5.61%   10,073       557     5.53%
  Other interest-bearing deposits           130,097     5,991     4.61%     77,242      3,073     3.98%   35,784     1,427     3.99%
 Debt obligations                                --        --       --          --         --       --        --        --       --
 Other                                          415        --       --           6         --       --        33        --       --
                                           --------   -------   ------    --------   --------   ------   -------   -------   ------
        Total interest-bearing
          liabilities/interest expense      269,682    14,417     5.35%    120,088      5,366     4.47%   51,655     2,280     4.41%
 Noninterest-bearing demand deposits         68,324                         34,560                        16,242
 Accrued interest on deposits and
  other liabilities                           3,066                            424                           200
 Minority interest in consolidated
  subsidiaries                               24,315                         15,397                         5,120
 Stockholders' equity                        51,120                         37,669                        16,454
                                           --------                       --------                       -------
          Total liabilities and
           stockholders' equity            $416,507                       $208,138                       $89,671
                                           ========   -------             ========   --------            =======   -------
Net Interest Income                                   $25,588                        $ 12,554                      $ 5,064
                                                      =======                        ========                      =======
Interest Rate Spread (4)                                          4.91%                           4.84%                        4.51%
                                                                ======                          ======                       ======
Net Yield on Interest-Earning Assets (5)                          6.56%                           6.52%                        6.15%
                                                                ======                          ======                       ======
Ratio of Average Interest-Earning
 Assets to Interest-Bearing Liabilities        1.45 X                         1.60 X                        1.59 X
                                           ========                       ========                       =======

----------
(1) Average yield/cost is determined by dividing the actual interest income/expense by the daily average balance of the asset or liability category.
(2)  Tax equivalent yield.
(3)  Average balance of loans includes non-accrual loans.
(4) Interest rate spread represents the average yield on interest-earning assets less the average cost of interest-bearing liabilities.
(5) Net yield is based on net interest income as a percentage of average total interest-earning assets.

CHANGES IN NET INTEREST INCOME (TABLE B)
SUN COMMUNITY BANCORP LIMITED

The table below summarizes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Sun's net interest income during the periods indicated (in $1,000s). The change in interest attributable to volume is calculated by multiplying the annual change in volume by the prior year's rate. The change in interest attributable to rate is calculated by multiplying the annual change in rate by the current year's average balance. Any variance attributable jointly to volume and rate changes has been allocated to each category based on the percentage of each to the total change in both categories.

                                                                            Year Ended December 31
                                          ------------------------------------------------------------------------------------------
                                              2000 compared to 1999          1999 compared to 1998          1998 compared to 1997
                                          -----------------------------   ----------------------------   ---------------------------
                                          Volume     Rate     Net Total   Volume     Rate    Net Total   Volume    Rate    Net Total
                                          -------   -------   ---------   -------    -----   ---------   ------    -----   ---------
Increase (decrease) in interest income:
 Investment securities:
   U.S. Treasury and government agencies  $    30   $    (1)   $    29    $   (77)      --    $   (77)   $  (47)   $   5     $  (42)
   States and political subdivisions         (169)      (29)      (198)       687    $   1        688        59       (1)        58
   Other                                      (91)       --        (91)        89      (16)        73        10        1         11
 Interest-bearing deposits with banks         240        42        282        367       90        457        25       --         25
 Federal funds sold                           303       563        866        491     (127)       364     1,006      (65)       941
 Loans held for resale                        261       (65)       196         31       55         86        30       --         30
 Portfolio loans                           21,472      (471)    21,001      9,437     (452)     8,985     3,569     (119)     3,450
                                          -------   -------    -------    -------    -----    -------    ------    -----     ------
              Total                        22,046        39     22,085     11,025     (449)    10,576     4,653     (180)     4,473

Increase (decrease) in interest
 expense deposits:
   Savings deposits                             9         3         12         11       (6)         5         4       (1)         3
   Time deposits under $100,000             1,779     1,077      2,856        420      (39)       381       131        6        137
   Time deposits of $100,000 or more        3,366      (101)     3,265      1,031       23      1,054       454      (29)       425
   Other interest-bearing deposits          2,104       814      2,918      1,653       (7)     1,646       725       76        801
Debt obligations                               --        --         --         --       --         --        --       --         --
Other                                          --        --         --         --       --         --        --       --         --
                                          -------   -------    -------    -------    -----    -------    ------    -----     ------
               Total                        7,258     1,793      9,051      3,115      (29)     3,086     1,315       51      1,366
                                          -------   -------    -------    -------    -----    -------    ------    -----     ------
Increase (decrease) in net
  interest income                         $14,788   $(1,754)   $13,034    $ 7,910    $(420)   $ 7,490    $3,338    $(231)    $3,107
                                          =======   =======    =======    =======    =====    =======    ======    =====     ======

LOAN PORTFOLIO AND SUMMARY OF OTHER REAL ESTATE OWNED (TABLE C)
SUN COMMUNITY BANCORP LIMITED

Portfolio loans outstanding as of December 31 are shown below (in 1,000s):

                                   2000                 1999                 1998                1997               1996
                             -----------------    -----------------    ----------------    ----------------    ---------------
Commercial                   $399,056    94.49%   $191,825    93.01%   $60,366    88.67%   $26,062    83.43%   $3,768    77.69%
Real estate mortgage           13,713     3.25%      7,459     3.62%     4,372     6.42%     2,607     8.35%      534    11.01%
Installment                     9,575     2.27%      6,949     3.37%     3,342     4.91%     2,567     8.22%      548    11.30%
                             --------   ------    --------   ------    -------   ------    -------   ------    ------   ------
     Total portfolio loans   $422,344   100.00%   $206,233   100.00%   $68,080   100.00%   $31,236   100.00%   $4,850   100.00%
                             ========   ======    ========   ======    =======   ======    =======   ======    ======   ======

The table below summarizes (in $1,000s) the remaining maturity of portfolio loans outstanding at December 31, 2000 according to scheduled repayments of principal:

                                                 Fixed      Variable
                                                  Rate        Rate       Total
                                                --------    --------    --------
Aggregate maturities of portfolio loan
  balances which are due:
    In one year or less                         $ 35,040    $104,307    $139,347
    After one year but within five years          52,457      74,434     126,891
    After five years                              22,606     133,500     156,106
                                                --------    --------    --------
          Total                                 $110,103    $312,241    $422,344
                                                ========    ========    ========

The following summarizes, in general, Sun's various loan classifications:

     Commercial:

     Comprised of a broad mix of business use and multi-family housing properties, including office, retail, warehouse and light industrial uses. Also includes a range of business credit products, current asset lines of credit and equipment term loans. These products bear higher inherent economic risk than other types of lending activities. A typical loan size approximates $500,000.

     Real Estate Mortgage:

     Includes single family residential loans held for permanent portfolio, and home equity lines of credit. Risks are nominal, borne out by loss experience, housing economic data and loan-to-value percentages.

     Installment:

     Includes a broad range of consumer credit products, secured by automobiles, boats, etc., with typical consumer credit risks.

All loans are subject to underwriting procedures commensurate with the loan size, nature of collateral, industry trends, risks and experience factors. Appropriate collateral is required for most loans, as is documented evidence of debt repayment sources.

SUN COMMUNITY BANCORP LIMITED

The aggregate amount of nonperforming portfolio loans is shown below. Nonperforming loans comprise (a) loans accounted for on a nonaccrual basis, and
(b) loans contractually past due 90 days or more as to principal and interest payments (but not included in nonaccrual loans in (a) above) and consist primarily of commercial real estate loans. Nonperforming portfolio loans include all loans for which, based on the Sun's loan rating system, management has concerns. Loans are placed in nonaccrual status when, in management's opinion, there is a reasonable probability of not collecting 100% of future principal and interest payments. In addition, certain loans, although current based on Sun's rating criteria, are placed in nonaccrual status. Generally, loans are placed in nonaccrual status when they become 90 days delinquent; however, management may elect to continue the accrual of interest in certain circumstances. When interest accruals are discontinued, interest previously accrued (but unpaid) is reversed. If non-performing loans (including loans in nonaccrual status) had performed in accordance with their contractual terms during the year, additional interest income of $50,000 would have been recorded in 2000. Interest income recognized on loans in nonaccrual status in 2000 operations approximated $1,000. At December 31, 2000, there were no material amounts of loans which were restructured or otherwise renegotiated as a concession to troubled borrowers.

                                                                  December 31
                                        --------------------------------------------------------------
                                          2000          1999         1998         1997         1996
                                        ---------     ---------    ---------    ---------    ---------
                                                                 (in $1,000s)
Nonperforming loans:
  Nonaccrual loans:   Commercial        $   1,793     $      34
                      Real estate              14
                      Installment
                                        ---------     ---------    ---------    ---------    ---------
        Total nonaccrual loans              1,807            34            0            0            0

  Past due loans:     Commercial
                      Real estate
                      Installment
                                        ---------     ---------    ---------    ---------    ---------
        Total past due loans                    0             0            0            0            0
                                        ---------     ---------    ---------    ---------    ---------

Total nonperforming loans               $   1,807     $      34    $       0    $       0    $       0
                                        =========     =========    =========    =========    =========
Nonperforming loans as a percentage
  of total portfolio loans                   0.43%            *           --           --           --
                                        =========     =========    =========    =========    =========

Nonperforming loans as a percentage
  of total assets                            0.34%            *           --           --           --
                                        =========     =========    =========    =========    =========

Allowance for loan losses as a
  percentage of nonperforming loans        301.05%         N.M.          N/A          N/A          N/A
                                        =========     =========    =========    =========    =========

* Less than .01%.
N.M. - Not meaningful.
N/A - Not applicable.

SUMMARY OF LOAN LOSS EXPERIENCE (TABLE D)
SUN COMMUNITY BANCORP LIMITED

The table below summarizes changes in the allowance for loan losses and related portfolio data and ratios for each period:

                                                                          Year Ended December 31
                                                       ------------------------------------------------------------
                                                         2000         1999         1998         1997         1996
                                                       --------     --------     --------     --------     --------
                                                                                  (in $1,000s)
Allowance for loan losses at January 1                 $  2,371     $    696     $    317     $     49            0

Loans charged-off:
  Commercial                                                805           78
  Real estate                                                35
  Installment                                                93
                                                       --------     --------     --------     --------     --------
                    Total charge-offs                       933           78            0            0            0
Recoveries:
  Commercial                                                 61
  Real estate                                                 5
  Installment                                                10
                                                       --------     --------     --------     --------     --------
                    Total recoveries                         76            0            0            0            0
                                                       --------     --------     --------     --------     --------
                    Net charge-offs                         857           78            0            0            0
Additions to allowance charged to expense                 3,926        1,753          379          268           49
                                                       --------     --------     --------     --------     --------

          Allowance for loan losses at December 31     $  5,440     $  2,371     $    696     $    317     $     49
                                                       ========     ========     ========     ========     ========

Total portfolio loans outstanding at December 31       $422,344     $206,232     $ 68,080     $ 31,236     $  4,850
                                                       ========     ========     ========     ========     ========
Ratio of allowance for loan losses to
  portfolio loans outstanding                              1.29%        1.15%        1.02%        1.01%        1.01%
                                                       ========     ========     ========     ========     ========

Average total portfolio loans for the year             $314,972     $125,811     $ 45,225     $ 15,407     $  2,425
                                                       ========     ========     ========     ========     ========
Ratio of net charge-offs to average
  portfolio loans outstanding                              0.27%        0.06%        0.00%        0.00%        0.00%
                                                       ========     ========     ========     ========     ========

The allowance for loan losses has been established as a general allowance for losses in the loan portfolio estimated at the balance sheet date. For internal purposes, management allocates the allowance to all loan classifications. The amounts allocated in the following table, which include all loans which, based on Sun's loan rating system, management has concerns, should not be interpreted as an indication of future charge-offs and the amounts allocated are not intended to reflect the amount that may be available for future losses since the allowance is a general allowance.

                                                                               December 31
                                                       ------------------------------------------------------------
                                                         2000         1999         1998         1997         1996
                                                       --------     --------     --------     --------     --------
                                                                               (in $1,000s)
Commercial                                             $  2,683     $  1,006     $    318     $    145     $     15
Real estate mortgage                                         30           50           11           17            2
Installment                                                 110           28           33           13            2
Unallocated                                               2,617        1,287          334          142           30
                                                       --------     --------     --------     --------     --------

     Total allowance for loan losses                   $  5,440     $  2,371     $    696     $    317     $     49
                                                       ========     ========     ========     ========     ========

          Total portfolio loans outstanding            $422,344     $206,232     $ 68,080     $ 31,236     $  4,850
                                                       ========     ========     ========     ========     ========

Ratio of allowance to portfolio loans outstanding          1.29%        1.15%        1.02%        1.01%        1.01%
                                                       ========     ========     ========     ========     ========

AVERAGE DEPOSITS (TABLE E)
SUN COMMUNITY BANCORP LIMITED

The table below summarizes the average balances of deposits (in $1,000s) and the average rates of interest for the years ended December 31, 2000, 1999 and 1998:

                                                                   December 31
                                      ----------------------------------------------------------------------
                                              2000                     1999                     1998
                                      --------------------     --------------------     --------------------
                                                   Average                  Average                  Average
                                        Amount      Rate        Amount       Rate        Amount       Rate
                                      ---------    -------     ---------    -------     --------     -------
Noninterest-bearing demand deposits   $  68,324                $  34,560                $ 16,242
Savings deposits                          1,020     2.55%            626     2.24%           285      3.16%
Time deposits under $100,000             49,456     7.13%         13,499     4.95%         5,480      5.24%
Time deposits of $100,000 or more        88,694     5.50%         28,715     5.61%        10,073      5.53%
Other interest-bearing deposits         130,097     4.61%         77,242     3.98%        35,784      3.99%
                                      ---------                ---------                --------

          Total deposits              $ 337,591                $ 154,642                $ 67,864
                                      =========                =========                ========

The table below sets forth the amount of time certificates of deposit issued in amounts of $100,000 or more, by time remaining until maturity, which were outstanding at December 31, 2000 (in $1,000s):

Three months or less                  $  31,619
Three months to twelve months            70,337
Over 12 months                           24,249
                                      ---------

          Total                       $ 126,205
                                      =========

FINANCIAL RATIOS (TABLE F)
SUN COMMUNITY BANCORP LIMITED

                                                            Year Ended December 31
                                                         ----------------------------
                                                         2000       1999        1998
                                                         -----      -----       -----
Net income (loss) as a percentage of:
  Average stockholders' equity                            1.58%     (4.23)%      0.34%
  Average total assets                                    0.19%     (0.77)%      0.06%

Capital ratios:
  Average stockholders' equity as a
    percentage of average total assets                   12.27%     18.10%      18.35%
  Average total equity (stockholders' equity and
    minority interests in consolidated subsidiaries)
    as a percentage of average total assets              18.11%     25.50%      24.06%

Dividend payout ratio (cash dividends per share
 as a percentage of net income per share):
    Basic                                                   --         --          --
    Diluted                                                 --         --          --

     Each of Sun's banks operates from a single location, except Red Rock Community Bank (which opened an additional Las Vegas office in late 2001).

     Most of the bank facilities are generally small (i.e., less than 10,000 square feet), first floor offices with convenient access to parking. Some of the banks have drive-up customer service. The banks are typically located in or near high traffic centers of commerce in their respective communities. Customer service is enhanced through utilization of ATMs to process some customer-initiated transactions and some of the banks also make available a courier service to pick up transactions at customers' locations. Most of the banks' locations are leased (see Note F of the Notes to 2000 Consolidated Financial Statements). Management believes Sun's and its banks' offices to be in good and adequate condition and adequately covered by insurance.

     The principal offices of Sun are located within the same building as Camelback Community Bank in Phoenix, Arizona. Those headquarters include administrative, operations, accounting and executive staff. Sun's data center is located in Tempe, Arizona.

LEGAL PROCEEDINGS

     As of December 27, 2001, there were no material pending legal proceedings to which Sun or its subsidiaries is a party or to which any of its property was subject, except for proceedings which arise in the ordinary course of business. In the opinion of management, pending legal proceedings will not have a material effect on the consolidated financial position or results of operations of Sun.

MARKET PRICES AND DIVIDENDS ON SUN'S COMMON STOCK

     Market information regarding Sun's commons stock is shown on page 23. To date, Sun has not paid any cash dividends on its common stock.

                          SUN COMMUNITY BANCORP LIMITED
                           Consolidated Balance Sheets
                 As of September 30, 2001 and December 31, 2000

                                                       September 30        December 31
                                                           2001                2000
                                                       -------------       -------------
ASSETS
  Cash and due from banks                              $  29,240,740       $  25,464,080
  Interest-bearing deposits with banks                    17,410,381          15,949,167
  Federal funds sold                                      56,051,000          32,027,090
                                                       -------------       -------------
        Total cash and cash equivalents                  102,702,121          73,440,337
  Loans held for resale                                   10,187,528           6,610,065
  Investment securities available for sale,
    carried at market value                               13,185,430          13,609,399
  Portfolio loans:
    Commercial                                           560,931,114         399,056,329
    Real estate mortgage                                  16,114,003          13,712,563
    Installment                                           16,348,096           9,575,197
                                                       -------------       -------------
        Total portfolio loans                            593,393,213         422,344,089
    Less allowance for loan losses                        (7,903,000)         (5,440,000)
                                                       -------------       -------------
        Net portfolio loans                              585,490,213         416,904,089
  Premises and equipment, net                              5,834,634           5,959,724
  Accrued interest income                                  3,055,706           2,701,454
  Other assets                                            12,368,595           7,607,448
                                                       -------------       -------------

      TOTAL ASSETS                                     $ 732,824,227       $ 526,832,516
                                                       =============       =============

LIABILITIES AND STOCKHOLDERS' EQUITY
  Deposits:
    Noninterest-bearing                                $ 111,373,005       $  85,880,783
    Interest-bearing                                     522,207,676         356,682,317
                                                       -------------       -------------
        Total deposits                                   633,580,681         442,563,100
   Debt obligations                                        8,287,500
   Accrued interest on deposits and
    other liabilities                                      5,318,204           4,329,495
                                                       -------------       -------------
        Total liabilities                                647,186,385         446,892,595
MINORITY INTERESTS IN
  CONSOLIDATED SUBSIDIARIES                               25,886,713          27,245,878

STOCKHOLDERS' EQUITY
  Common stock, no par value:
    10,000,000 shares authorized;
    6,373,412 shares issued and outstanding
    in 2001 and 5,809,317 in 2000                         60,510,358          54,959,627
  Retained-earnings (deficit)                                486,481            (965,582)
  Market value adjustment (net of tax effect) for
    investment securities available for sale
    (accumulated other comprehensive income)                  68,393             (11,418)
  Less treasury stock                                     (1,314,103)         (1,288,584)
                                                       -------------       -------------
        Total stockholders' equity                        59,751,129          52,694,043
                                                       -------------       -------------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                       $ 732,824,227       $ 526,832,516
                                                       =============       =============

                          SUN COMMUNITY BANCORP LIMITED
                        Consolidated Statements of Income
     For the Three Months and Nine Months Ended September 30, 2001 and 2000

                                                          Nine Months Ended
                                                            September 30
                                                     ---------------------------
                                                        2001            2000
                                                     -----------     -----------
Interest income:
  Portfolio loans (including fees)                   $40,208,098     $24,089,988
  Loans held for resale                                  532,684         192,165
  Taxable investment securities                          496,616         973,450
  Federal funds sold and other                         2,273,779       2,243,826
                                                     -----------     -----------
         Total interest income                        43,511,177      27,499,429
Interest expense:
  Demand deposits                                      5,655,330       4,103,305
  Savings deposits                                        32,123          17,754
  Time deposits                                       11,082,393       5,436,029
  Debt obligations and other                              95,422           1,353
                                                     -----------     -----------
         Total interest expense                       16,865,268       9,558,441
                                                     -----------     -----------
         Net interest income                          26,645,909      17,940,988
Provision for loan losses                              2,769,613       2,667,480
                                                     -----------     -----------
         Net interest income after provision
           for loan losses                            23,876,296      15,273,508
Noninterest income:
  Service charges on deposit accounts                    916,364         476,605
  Other                                                  229,679         218,501
                                                     -----------     -----------
         Total noninterest income                      1,146,043         695,106
Noninterest expense:
  Salaries and employee benefits                      13,063,260       8,921,897
  Occupancy                                            2,006,090       1,435,009
  Equipment rent, depreciation and
    maintenance                                        1,568,180       1,222,392
  Other                                                5,572,075       3,999,751
                                                     -----------     -----------
         Total noninterest expense                    22,209,605      15,579,049
                                                     -----------     -----------
         Income before federal income taxes and
           minority interest                           2,812,734         389,565
Federal income taxes                                     899,000         134,000
                                                     -----------     -----------
         Income before minority interest               1,913,734         255,565

Credit (charge) resulting from minority interest in
  net losses (income) of consolidated subsidiaries      (461,671)        249,579
                                                     -----------     -----------

    NET INCOME                                       $ 1,452,063     $   505,144
                                                     ===========     ===========

    NET INCOME PER SHARE - Note D

                          SUN COMMUNITY BANCORP LIMITED
           Consolidated Statements of Changes in Stockholders' Equity
              For the Nine Months Ended September 30, 2001 and 2000

                                                                                  Accumulated
                                                                   Retained          Other
                                                                   Earnings      Comprehensive       Treasury
                                                 Common Stock      (Deficit)         Income            Stock           Total
                                                 ------------    ------------     ------------     ------------     ------------
NINE MONTHS ENDED SEPTEMBER 30, 2000:

Balances at January 1, 2000                      $ 51,867,516    $ (1,772,622)    $    (92,119)                     $ 50,002,775

Purchase of 102,500 shares of common
  stock for treasury                                                                               $ (1,062,010)      (1,062,010)

Net proceeds from issuance of 7,500
  shares of common stock upon exercise of
  stock options                                        42,240                                                             42,240

Issuance of 297,947 shares of common
  stock upon acquisition of minority
  interest in consolidated bank subsidiary          3,049,871                                                          3,049,871

Components of comprehensive income:
  Net income for the period                                           505,144                                            505,144
  Market value adjustment for
    investment securities available
    for sale (net of tax effect)                                                        29,692                            29,692
                                                                                                                    ------------
      Comprehensive income for
        the period                                                                                                       534,836
                                                 ------------    ------------     ------------     ------------     ------------

BALANCES AT SEPTEMBER 30, 2000                   $ 54,959,627    $ (1,267,478)    $    (62,427)    $ (1,062,010)    $ 52,567,712
                                                 ============    ============     ============     ============     ============

NINE MONTHS ENDED SEPTEMBER 30 2001:

Balances at January 1, 2001                      $ 54,959,627    $   (965,582)    $    (11,418)    $ (1,288,584)    $ 52,694,043

Purchase of 3,900 shares of common stock
  for treasury                                                                                          (25,519)         (25,519)

Issuance of 563,095 shares of common
  stock upon acquisition of minority
  interests in consolidated bank subsidiaries       5,550,731                                                          5,550,731

Components of comprehensive income:
   Net income for the period                                        1,452,063                                          1,452,063
   Market value adjustment for investment
     securities available
     for sale (net of tax effect)                                                       79,811                            79,811
                                                                                                                    ------------
       Comprehensive income
         for the period                                                                                                1,531,874
                                                 ------------    ------------     ------------     ------------     ------------

BALANCES AT SEPTEMBER 30, 2001                   $ 60,510,358    $    486,481     $     68,393     $ (1,314,103)    $ 59,751,129
                                                 ============    ============     ============     ============     ============

                          SUN COMMUNITY BANCORP LIMITED
                      Consolidated Statements of Cash Flows
              For the Nine Months Ended September 30, 2001 and 2000

                                                                         2001              2000
                                                                     -------------     -------------
OPERATING ACTIVITIES
  Net income                                                         $   1,452,063     $     505,144
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Minority interest in net income (losses)
      of consolidated subsidiaries                                         461,671          (249,579)
    Provision for loan losses                                            2,769,613         2,667,480
    Depreciation of premises and equipment                               1,252,530         1,006,204
    Amortization of goodwill                                               168,732            45,225
    Net accretion of investment security discounts                          (7,820)          (51,831)
    Gain from sale of premises and equipment                                  (181)
  Origination and purchases of loans held for resale                  (123,051,289)      (41,981,618)
  Proceeds from sales of loans held for resale                         119,473,826        38,920,681
  Decrease (increase) in accrued interest income and other assets       (3,484,700)        1,677,205
  Increase (decrease) in accrued interest and other liabilities            988,709          (153,585)
                                                                     -------------     -------------

      NET CASH PROVIDED BY OPERATING ACTIVITIES                             23,154         2,385,326

INVESTING ACTIVITIES
  Proceeds from maturities of investment securities
    available for sale                                                  11,661,108        44,444,649
  Purchases of investment securities available for sale                (11,108,393)      (23,605,199)
  Net increase in portfolio loans                                     (171,356,124)     (170,700,567)
  Purchases of premises and equipment                                   (1,143,504)       (1,613,510)
  Proceeds from sale of premises and equipment                              16,245
                                                                     -------------     -------------

      NET CASH USED BY INVESTING ACTIVITIES                           (171,930,668)     (151,474,627)

FINANCING ACTIVITIES
  Net increase in demand deposits, NOW accounts and
    savings accounts                                                   107,867,110        79,308,035
  Net increase in certificates of deposit                               83,150,471        89,461,120
  Proceeds from short-term borrowings                                    8,287,500         1,050,000
  Purchase of common stock for treasury                                    (25,519)       (1,062,010)
  Net proceeds from issuance of common stock                                                  42,240
  Purchase of minority interests                                        (1,507,945)
  Resources provided by minority interests                               3,397,681         2,038,208
                                                                     -------------     -------------

      NET CASH PROVIDED BY FINANCING ACTIVITIES                        201,169,298       170,837,593
                                                                     -------------     -------------

      INCREASE IN CASH AND CASH EQUIVALENTS                             29,261,784        21,748,292

Cash and cash equivalents at beginning of period                        73,440,337        48,814,658
                                                                     -------------     -------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $ 102,702,121     $  70,562,950
                                                                     =============     =============

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                          SUN COMMUNITY BANCORP LIMITED

NOTE A - BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements of Sun Community Bancorp Limited (Sun) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q. Accordingly, they do not include all information and footnotes necessary for a fair presentation of consolidated financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

     The statements do, however, include all adjustments of a normal recurring nature (in accordance with Rule 10-01(b)(8) of Regulation S-X) which Sun considers necessary for a fair presentation of the interim periods.

     The results of operations for the nine-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the year ending December 31, 2001.

     The consolidated balance sheet as of December 31, 2000 was derived from audited consolidated financial statements as of that date. Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

NOTE B - NEW BANKS AND PENDING BANK APPLICATIONS

     Sunrise Bank of San Diego, located in San Diego, California, opened in January 2001. It is majority-owned by Sunrise Capital Corporation, which is majority-owned by Sun.

     As of September 30, 2001, efforts were underway for the formation of additional banks in California and Nevada.

NOTE C - ACQUISITION OF MINORITY INTERESTS IN BANK SUBSIDIARIES

     Effective  June  30,  2001,   Camelback   Community   Bank   (previously  a
majority-owned subsidiary of Sun) became a wholly-owned subsidiary resulting from the minority shareholders of Camelback exchanging their Camelback shares for shares of Sun. The exchange ratio was based on 150% of Camelback's adjusted book value. As a result of the share exchange, the minority owners of Camelback became shareholders of Sun. About 280,500 new shares of Sun's common stock were issued in this transaction.

     Effective September 30, 2001, Southern Arizona Community Bank (previously a majority-owned subsidiary of Sun) became a wholly-owned subsidiary resulting from the minority shareholders of Southern exchanging their Southern shares for shares of Sun. The exchange ratio was based on 150% of Southern's adjusted book value. As a result of the share exchange, the minority owners of Southern became shareholders of Sun. About 282,600 new shares of Sun's common stock were issued in this transaction.

     At September 30, 2001, a similar proposed share exchange transaction was pending regarding Mesa Bank. At a shareholders' meeting in October 2001, Mesa's shareholders (other than Sun) approved the proposed share exchange. Such share exchange will be completed prior to December 31, 2001.

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                    SUN COMMUNITY BANCORP LIMITED - Continued


NOTE D - NET INCOME PER SHARE

     The computations of basic and diluted earnings per share were as follows:

                                                       Nine Months Ended September 30
                                                       ------------------------------
                                                          2001                2000
                                                       ----------          ----------
Numerator--net income for the period                   $1,452,063          $  505,144
                                                       ==========          ==========

Denominator:
  Weighted average number of common shares
    outstanding (denominator for basic
    earnings per share)                                 5,764,732           5,559,335

  Effect of dilutive securities - stock options            79,206              77,617
                                                       ----------          ----------

Denominator  for  diluted  net income per share --
  Weighted average number of common shares
    and potential dilution                              5,843,938           5,636,952
                                                       ==========          ==========

Net income per share:
     Basic                                             $     0.25          $     0.09
                                                       ==========          ==========
     Diluted                                           $     0.25          $     0.09
                                                       ==========          ==========

NOTE E - IMPACT OF NEW ACCOUNTING STANDARDS

     Financial Accounting Standards Board (FASB) Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, requires all derivatives to be recognized in financial statements and to be measured at fair value. Gains and losses resulting from changes in fair value are included in income, or in comprehensive income, depending on whether the instrument qualifies for hedge accounting and the type of hedging instrument involved. This new standard became effective January 1, 2001 and had no effect on Sun's consolidated financial statements.

     In early July 2001, the Securities and Exchange Commission, American Institute of Certified Public Accountants and Federal Financial Institutions Examination Council each issued new guidance (some of which remains to be finalized) on accounting for allowances for loan losses. While the new guidance does not change prior accounting rules in this area, it provides additional clarification and guidance on how the calculation, adequacy and approval of the allowances should be documented by management.

     In July 2001, the FASB issued Statement No. 141, BUSINESS COMBINATIONS, and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Statement No. 141 requires that all business combinations be accounted for under a prior standard of purchase accounting, eliminating the so-called pooling-method which was used to account for some business combinations. Statement No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. This new standard is not expected to have a material effect on Sun's consolidated financial statements.

     Statement No. 142 requires that goodwill no longer be amortized and charged against earnings, but instead be reviewed for impairment. Amortization of goodwill ceases upon adoption of the Statement, which for most companies, will be January 1, 2002. This new standard requires that goodwill be reviewed periodically for impairment and, accordingly, impairment adjustments of goodwill be charged against earnings, when determined. Management has not completed its analysis of this new standard; however, its preliminary review has concluded that, upon implementation, no material effect on Sun's consolidated financial statements is expected, other than the elimination of goodwill amortization.

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                    SUN COMMUNITY BANCORP LIMITED - Continued

NOTE E - IMPACT OF NEW ACCOUNTING STANDARDS (CONTINUED)

     The FASB has also recently issued Statement No. 143 (ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS) and No. 144 (ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS). Management has not completed its review of these new standards; however, implementation of the new guidance is not expected to have a material effect on Sun's consolidated financial statements.

     A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to Sun's consolidated financial statements.

              [The remainder of this page intentionally left blank]

Board of Directors and Stockholders
Sun Community Bancorp Limited

We have audited the accompanying consolidated balance sheets of Sun Community Bancorp Limited and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Community Bancorp Limited and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

In accordance with a new accounting standard, as more fully described in Note B to the consolidated financial statements, the Corporation changed its method of accounting for start-up and organization costs effective January 1, 1999.

/s/ BDO Seidman, LLP

Grand Rapids, Michigan
January 29, 2001

CONSOLIDATED BALANCE SHEETS

SUN COMMUNITY BANCORP LIMITED

                                                                          - December 31 -
                                                                      2000               1999
                                                                  -------------      -------------
ASSETS
Cash and due from banks                                           $  25,464,080      $   8,578,000
Interest-bearing deposits with banks                                 15,949,167         11,537,608
Federal funds sold                                                   32,027,090         28,699,050
                                                                  -------------      -------------
       Cash and cash equivalents                                     73,440,337         48,814,658
Loans held for resale                                                 6,610,065          1,295,977
Investment securities available for sale--Note C                     13,609,399         35,439,821
Portfolio loans, less allowance for loan losses of $5,440,000
  in 2000 and $2,371,000 in 1999--Note D                            416,904,089        203,861,113
Premises and equipment, net--Note F                                   5,959,724          5,308,423
Accrued interest income                                               2,701,454          1,352,719
Other assets                                                          7,607,448          4,317,706
                                                                  -------------      -------------

       TOTAL ASSETS                                               $ 526,832,516      $ 300,390,417
                                                                  =============      =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
     Noninterest-bearing                                          $  85,880,783      $  49,650,744
     Interest-bearing--Note G                                       356,682,317        175,356,132
                                                                  -------------      -------------
       Total deposits                                               442,563,100        225,006,876
Accrued interest on deposits and other liabilities                    4,329,495          3,996,658
                                                                  -------------      -------------
       Total liabilities                                            446,892,595        229,003,534

MINORITY INTERESTS IN CONSOLIDATED
  SUBSIDIARIES--Note A                                               27,245,878         21,384,108

STOCKHOLDERS' EQUITY--Notes A, H and N:
Common stock, no par value,
  10,000,000 shares authorized;
  issued and outstanding:
     2000--5,809,317 shares
     1999--5,503,870 shares                                          54,959,627         51,867,516
Retained-earnings deficit                                              (965,582)        (1,772,622)
Market value adjustment (net of tax effect) for
  investment securities available for sale (accumulated
  other comprehensive income)                                           (11,418)           (92,119)
                                                                  -------------      -------------
                                                                     53,982,627         50,002,775
Less treasury stock                                                  (1,288,584)                --
                                                                  -------------      -------------
       Total stockholders' equity                                    52,694,043         50,002,775
                                                                  -------------      -------------
       TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                                     $ 526,832,516      $ 300,390,417
                                                                  =============      =============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

SUN COMMUNITY BANCORP LIMITED

                                                                              - Year Ended December 31 -
                                                                    --------------------------------------------
                                                                        2000            1999            1998
                                                                    ------------    ------------    ------------
Interest income:
         Portfolio loans (including fees)                           $ 35,281,926    $ 14,281,034    $  5,296,379
         Loans held for resale                                           312,058         115,587          30,062
         Taxable investment securities                                 1,186,519       1,446,522         762,717
         Federal funds sold                                            2,460,197       1,594,367       1,230,361
         Interest-bearing deposits with banks and other                  764,006         482,195          24,880
                                                                    ------------    ------------    ------------
                  Total interest income                               40,004,706      17,919,705       7,344,399

Interest expense:
         Demand deposits                                               5,987,778       3,066,878       1,427,457
         Savings deposits                                                 26,209          14,204           9,460
         Time deposits                                                 8,400,253       2,280,592         843,630
         Other                                                             2,455           6,104             252
                                                                    ------------    ------------    ------------
                  Total interest expense                              14,416,695       5,367,778       2,280,799
                                                                    ------------    ------------    ------------
                  Net interest income                                 25,588,011      12,551,927       5,063,600
Provision for loan losses--Note D                                      3,925,711       1,753,183         379,000
                                                                    ------------    ------------    ------------
         Net interest income after provision for loan
           losses                                                     21,662,300      10,798,744       4,684,600

Noninterest income:
         Service charges on deposit accounts                             712,979         404,661         223,812
         Other                                                           297,787         354,255         110,452
                                                                    ------------    ------------    ------------
                  Total noninterest income                             1,010,766         758,916         334,264

Noninterest expense:
         Salaries and employee benefits                               12,425,587       7,674,825       2,673,277
         Occupancy                                                     2,006,890       1,286,803         545,639
         Equipment rent, depreciation and maintenance                  1,705,125       1,251,662         557,509
         Deposit insurance premiums                                       53,384          14,767           5,555
         Other                                                         5,649,984       4,274,877       1,547,931
                                                                    ------------    ------------    ------------
                  Total noninterest expense                           21,840,970      14,502,934       5,329,911
                                                                    ------------    ------------    ------------
         Income (loss) before minority interest, federal
           income taxes and cumulative effect of change in
           accounting principle                                          832,096      (2,945,274)       (311,047)
Federal income taxes (benefit)--Note J                                   305,000        (529,000)         29,000
                                                                    ------------    ------------    ------------
         Income before minority interest and cumulative
           effect of change in accounting principle                      527,096      (2,416,274)       (340,047)
Minority interest in net losses of consolidated subsidiaries             279,944       1,209,553         396,725
                                                                    ------------    ------------    ------------
         Income before cumulative effect of change in
           accounting principle                                          807,040      (1,206,721)         56,678
Cumulative effect of change in accounting principle--Note B                             (386,228)
                                                                    ------------    ------------    ------------

NET INCOME (LOSS)                                                   $    807,040    $ (1,592,949)   $     56,678
                                                                    ============    ============    ============
         NET INCOME (LOSS) PER SHARE--Note K

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

SUN COMMUNITY BANCORP LIMITED

                                                                                 ACCUMULATED
                                                                 RETAINED-          OTHER
                                                 COMMON          EARNINGS       COMPREHENSIVE      TREASURY
                                                  STOCK           DEFICIT           INCOME           STOCK            TOTAL
                                               ------------     ------------     ------------     ------------    ------------
Balances at January 1, 1998                    $  9,863,512     $   (236,351     $     62,725                     $  9,689,886

Issuance of 1,947,736 shares of common
  stock for cash consideration--Note H           16,931,904                                                         16,931,904
Components of comprehensive income:
  Net income for 1998                                                 56,678                                            56,678
  Market value adjustment (net of tax
    effect) for investment securities
    available for sale                                                                (51,386)                         (51,386)
                                                                                                                  ------------
  Total comprehensive income for 1998                                                                                    5,292
                                               ------------     ------------     ------------     ------------    ------------

BALANCES AT DECEMBER 31, 1998                    26,795,416         (179,673)          11,339                       26,627,082

Issuance of 6,810 shares of common stock
  for cash consideration of $10.00 per
  share--Note H                                      68,100                                                             68,100
Issuance of 1,650,000 shares of common
  stock for cash consideration of $16.00
  per share--Note H                              25,004,000                                                         25,004,000
Components of comprehensive income:
  Net loss for 1999                                               (1,592,949)                                       (1,592,949)
  Market value adjustment for
    investment securities available for
    sale (net of tax effect)                                                         (103,458)                        (103,458)
                                                                                                                  ------------
  Total comprehensive loss for 1999                                                                                 (1,696,407)
                                               ------------     ------------     ------------     ------------    ------------

BALANCES AT DECEMBER 31, 1999                    51,867,516       (1,772,622)         (92,119)                      50,002,775

Net proceeds from issuance of 7,500
  shares of common stock upon exercise
  of stock options                                   42,240                                                             42,240
Issuance of 297,947 shares of common
  stock upon acquisition of minority
  interest in consolidated subsidiary --
  Note H                                          3,049,871                                                          3,049,871
Purchase of 134,200 shares of common
  stock for treasury                                                                              $ (1,288,584)     (1,288,584)
Components of comprehensive income:
  Net income for 2000                                                807,040                                           807,040
  Market value adjustment for
    investment securities available for
    sale (net of tax effect)                                                           80,701                           80,701
                                                                                                                  ------------
  Total comprehensive income for 2000                                                                                  887,741
                                               ------------     ------------     ------------     ------------    ------------

BALANCES AT DECEMBER 31, 2000                  $ 54,959,627     $   (965,582)    $    (11,418)    $ (1,288,584)   $ 52,694,043
                                               ============     ============     ============     ============    ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUN COMMUNITY BANCORP LIMITED

                                                                                       - Year Ended December 31 -
                                                                         ---------------------------------------------------
                                                                             2000                1999               1998
                                                                         -------------      -------------      -------------
OPERATING ACTIVITIES
     Net income (loss)                                                   $     807,040      $  (1,592,949)     $      56,678
     Adjustments to reconcile net income to net cash
      provided (used) by operating activities:
         Minority interest in net losses of consolidated
           subsidiaries                                                       (279,944)        (1,209,553)          (396,725)
         Provision for loan losses                                           3,925,711          1,753,183            379,000
         Net accretion of investment security discounts                        (38,127)           (46,149)           (54,394)
         Depreciation of premises and equipment                              1,391,694            942,413            421,360
         Loss on sale of furniture and equipment                                                                       3,915
         Deferred income taxes                                                (534,000)          (560,000)          (420,000)
         Cumulative effect of change in accounting principle                                                         386,228
     Originations and purchases of loans held for resale                    70,098,391)       (32,770,882)       (15,761,895)
     Proceeds from sales of loans held for resale                           64,784,303         32,750,693         14,486,107
     Increase in accrued interest income and other assets                   (3,982,175)        (2,549,309)        (1,531,898)
     Increase in accrued interest on deposits and other liabilities            332,837          3,238,779            679,503
                                                                         -------------      -------------      -------------
         NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                   (3,691,052)           342,454         (2,138,349)

INVESTING ACTIVITIES
     Proceeds from sales of investment securities available for
       sale                                                                                                          505,000
     Proceeds from maturities of investment securities available
       for sale                                                             48,744,650         23,338,039         22,500,000
     Purchases of investment securities available for sale                 (26,736,815)       (46,057,490)       (24,417,336)
     Net increase in portfolio loans                                      (216,111,976)      (138,152,204)       (36,843,486)
     Proceeds from sales of furniture and equipment                                                                   10,000
     Purchases of premises and equipment                                    (2,042,995)        (3,497,115)        (1,998,806)
                                                                         -------------      -------------      -------------
         NET CASH USED BY INVESTING ACTIVITIES                            (196,147,136)      (164,368,770)       (40,244,628)

FINANCING ACTIVITIES
     Net increase in demand deposits, NOW accounts
       and savings accounts                                                101,009,401         72,687,409         40,850,295
     Net increase in certificates of deposit                               116,546,823         53,537,663         15,032,938
     Net proceeds from issuance of common stock                                 42,240         25,072,100         16,931,904
     Purchase of common stock for treasury                                  (1,288,584)
     Resources provided by minority interests                                8,153,987         13,182,389          7,798,160
                                                                         -------------      -------------      -------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                         224,463,867        164,479,561         80,613,297
                                                                         -------------      -------------      -------------
         INCREASE IN CASH AND CASH EQUIVALENTS                              24,625,679            453,245         38,230,320
Cash and cash equivalents at beginning of year                              48,814,658         48,361,413         10,131,093
                                                                         -------------      -------------      -------------
         CASH AND CASH EQUIVALENTS AT END OF YEAR                        $  73,440,337      $  48,814,658      $  48,361,413
                                                                         =============      =============      =============

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE A -- NATURE OF OPERATIONS, BASIS OF PRESENTATION AND PRINCIPLES OF
          CONSOLIDATION

     Sun Community Bancorp Limited (Sun or the "Corporation") is a bank development company headquartered in Phoenix, Arizona. Sun is approximately 50% owned by Capitol Bancorp Limited, a multibank holding company, headquartered in Lansing, Michigan.

     Sun's consolidated banking subsidiaries (the "Banks") consist of the following:

                                                                    Percentage
                                                                     Owned at
                                                                   December 31,     Year Formed
          Affiliate                        Location                    2000         or Acquired
          ---------                        --------                    ----         -----------
Arrowhead Community Bank               Glendale, Arizona                51%            2000
Bank of Tucson                         Tucson, Arizona                 100%            1996
Camelback Community Bank               Phoenix, Arizona                 55%            1998
East Valley Community Bank             Chandler, Arizona                85%            1999
Mesa Bank                              Mesa, Arizona                    53%            1998
Southern Arizona Community Bank        Tucson, Arizona                  51%            1998
Valley First Community Bank            Scottsdale, Arizona             100%            1997
Yuma Community Bank                    Yuma, Arizona                    51%            2000
Nevada Community Bancorp Limited:                                       54%            1999
   Black Mountain Community Bank       Henderson, Nevada                               2000
   Desert Community Bank               Las Vegas, Nevada                               1999
   Red Rock Community Bank             Las Vegas, Nevada                               1999
Sunrise Capital Corporation:                                            60%            1999
   Sunrise Bank of Albuquerque         Albuquerque, New Mexico                         2000
   Sunrise Bank of Arizona             Phoenix, Arizona                                1998

     Sun is the majority owner of Nevada Community Bancorp Limited and Sunrise Capital Corporation which each have majority-owned bank subsidiaries. Sun became a public company in 1999 through an initial public offering of common stock with net proceeds approximating $25 million, of which Capitol Bancorp Limited invested $13 million.

     The Banks provide a full range of banking services to individuals, businesses and other customers located in their respective communities. Each of the Banks generally operate from a single location and focus their activities on meeting the various credit and other banking needs of entrepreneurs, professionals and other high net worth individuals. A variety of deposit products are offered, including checking, savings, money market, individual retirement accounts and certificates of deposit. The principal market for the Banks' financial services are the communities in which they are located and the areas immediately surrounding those communities. Mortgage banking activities are offered through Sun Community Mortgage Company, a wholly-owned subsidiary of Bank of Tucson.

     Sun and its Banks are engaged in a single business activity--banking. Each bank is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources. Although the Banks operate independently and are managed and monitored separately, each bank is substantially similar in terms of business focus, type of customers, products and services. Further, the Banks and Sun are subject to substantially similar laws and regulations unique to the banking industry. Accordingly, Sun's consolidated financial statements reflect the presentation of segment information on an aggregated basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE A -- NATURE OF OPERATIONS, BASIS OF PRESENTATION AND PRINCIPLES OF
          CONSOLIDATION--CONTINUED

     The consolidated financial statements include the accounts of Sun and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions, and after giving effect to applicable minority interests. Banks formed during 1998, 1999 and 2000 are included in the consolidated financial statements for periods after joining the consolidated group. Valley First Community Bank, previously 52% owned by Sun, became a wholly-owned subsidiary in 2000 through a share exchange of Sun's common stock for minority interests in the bank's stock. Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation.

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

     ESTIMATES: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand, amounts due from banks (interest-bearing and noninterest-bearing) and federal funds sold. Generally, federal funds transactions are entered into for a one-day period.

     LOANS HELD FOR RESALE: Loans held for resale represent residential real estate mortgage loans held for sale into the secondary market. Loans held for resale are stated at the aggregate lower of cost or market.

     INVESTMENT SECURITIES: Investment securities available for sale (generally most debt securities investments of the Banks), are carried at market value with unrealized gains and losses reported as a separate component of stockholders' equity, net of tax effect (accumulated other comprehensive income). Investments are classified at the date of purchase based on management's analysis of liquidity and other factors. The adjusted cost of specific securities sold is used to compute realized gains or losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     LOANS, CREDIT RISK AND ALLOWANCE FOR LOAN LOSSES: Portfolio loans are carried at their principal balance based on management's intent and ability to hold such loans for the foreseeable future until maturity or repayment.

     Credit risk arises from making loans and loan commitments in the ordinary course of business. Portfolio loans are made primarily to borrowers in the Banks' geographic areas. Consistent with the Banks' emphasis on business lending, there are concentrations of credit in loans secured by commercial real estate, equipment and other business assets. The maximum potential credit risk to the Banks and Sun, without regard to underlying collateral and guarantees, is the total of loans and loan commitments outstanding. Management reduces exposure to losses from credit risk by requiring collateral and/or guarantees for loans granted and by monitoring concentrations of credit, in addition to recording provisions for loan losses and maintaining an allowance for loan losses.

     The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated losses in the portfolio at the balance sheet date. Management's determination of the adequacy of the allowance is based on evaluation of the portfolio (including potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, volume, amount and composition of the loan portfolio, loan commitments outstanding and other factors. The allowance is increased by provisions charged to operations and reduced by net charge-offs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

     INTEREST AND FEES ON LOANS: Interest income on loans is recognized based upon the principal balance of loans outstanding. Fees from origination of loans approximate related costs incurred.

     The accrual of interest is generally discontinued when a loan becomes 90 days past due as to interest. When interest accruals are discontinued, interest previously accrued (but unpaid) is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in process of collection.

     PREMISES AND EQUIPMENT: Premises and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method based upon estimated useful lives of the respective assets. Leasehold improvements are generally depreciated over the respective lease term.

     OTHER REAL ESTATE: Other real estate (included as a component of other assets and which, at December 31, 2000 and 1999, approximated $23,000 and $307,000, respectively) comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties held for sale are carried at the lower of cost or estimated fair value at the date acquired and are periodically reviewed for subsequent impairment.

     STOCK-BASED COMPENSATION: No stock-based compensation expense is recorded upon granting of stock options because such stock options are accounted for under the provisions of Accounting Principles Board (APB) Opinion 25 and are granted at an exercise price equal to the market price of common stock at grant date. Pro forma disclosure of alternative accounting recognition is made in Note H.

     TRUST ASSETS AND RELATED INCOME: Customer property, other than funds on deposit, held in a fiduciary or agency capacity by the Banks is not included in the consolidated balance sheet because it is not an asset of the Banks or Sun. Trust fee income is recorded on the accrual method.

     FEDERAL INCOME TAXES: Sun and subsidiaries owned 80% or more by Sun file a consolidated federal income tax return. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between the financial statement carrying amount and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

     COMPREHENSIVE INCOME: Comprehensive income is the sum of net income (loss) and certain other items which are charged or credited to stockholders' equity. For the periods presented, Sun's only element of comprehensive income other than net income (loss) was the net change in the market value adjustment for investment securities available for sale. Accordingly, the elements and total of comprehensive income are shown within the statement of changes in stockholders' equity presented herein.

     COSTS OF START-UP ACTIVITIES: Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," requires start-up costs and organizational costs to be charged to expense when incurred. In the circumstances of Sun and the Banks, this new accounting standard applies to previously capitalized preopening and other start-up costs of its bank subsidiaries which, net of amortization, approximated $1,149,000 at December 31, 1998 and were classified as a component of other assets in the consolidated balance sheet. Implementation of this standard was reflected as a cumulative effect of an accounting change at January 1, 1999 (net of impact of minority interests and income tax effect). Most of the previously capitalized costs related to start-up and organization costs incurred in 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE C -- INVESTMENT SECURITIES

     Investment securities available for sale consisted of the following at December 31:

                                                 2000                           1999
                                      ---------------------------     ---------------------------
                                                       Estimated                      Estimated
                                       Amortized         Market        Amortized        Market
                                         Cost            Value            Cost          Value
                                      -----------     -----------     -----------     -----------
United States Treasury securities     $   591,103     $   590,739     $        --     $        --
United States government agency
  securities                           13,035,598      13,018,660      35,579,253      35,439,821
                                      -----------     -----------     -----------     -----------

                                      $13,626,701     $13,609,399     $35,579,253     $35,439,821
                                      ===========     ===========     ===========     ===========

     At December 31, 2000, securities with a market value approximating $2 million were pledged to secure public and trust deposits and for other purposes as required by law.

     Gross unrealized gains and losses on investment securities available for sale were as follows at December 31:

                                              2000                      1999
                                      ---------------------     ---------------------
                                        Gains       Losses       Gains        Losses
                                      --------     --------     --------     --------
United States Treasury securities     $     --     $    364     $     --     $     --
United States government agency
  securities                             8,711       25,649       13,009      152,441
                                      --------     --------     --------     --------
                                      $  8,711     $ 26,013     $ 13,009     $152,441
                                      ========     ========     ========     ========

     Gross realized gains and losses from sales and maturities of investment securities were insignificant for each of the periods presented.

     Scheduled maturities of investment securities held as of December 31, 2000 were as follows:

                                                                 Estimated
                                                 Amortized         Market
                                                    Cost           Value
                                                -----------     -----------
     Due in one year or less                    $ 8,586,561     $ 8,583,845
     After one year, through five years           4,000,000       3,985,414
     After ten years                              1,040,140       1,040,140
                                                -----------     -----------

                                                $13,626,701     $13,609,399
                                                ===========     ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE D -- LOANS

     Portfolio loans consisted of the following at December 31:

                                              2000               1999
                                          -------------      -------------
     Commercial                           $ 399,056,329      $ 191,824,802
     Real estate mortgage                    13,712,563          7,458,649
     Installment                              9,575,197          6,948,662
                                          -------------      -------------
          Total portfolio loans             422,344,089        206,232,113
     Less allowance for loan losses          (5,440,000)        (2,371,000)
                                          -------------      -------------

          Net portfolio loans             $ 416,904,089      $ 203,861,113
                                          =============      =============

     Transactions in the allowance for loan losses are summarized below:

                                           2000           1999           1998
                                       -----------    -----------    -----------
     Balance at January 1              $ 2,371,000    $   696,000    $   317,000
     Provision charged to operations     3,925,711      1,753,183        379,000
     Loans charged off (deduction)        (933,445)       (78,183)            --
     Recoveries                             76,734             --             --
                                       -----------    -----------    -----------

     Balance at December 31            $ 5,440,000    $ 2,371,000    $   696,000
                                       ===========    ===========    ===========

     At December 31, 2000 and 1999, impaired loans (i.e., loans for which there is a reasonable probability that borrowers would be unable to repay all principal and interest due under the contractual terms of the loan documents) were not material.

NOTE E -- RELATED PARTIES TRANSACTIONS

     In the ordinary course of business, the Banks make loans to officers and directors of the Banks including their immediate families and companies in which they are principal owners. At December 31, 2000, total loans to these persons approximated $12 million ($5.7 million at December 31, 1999). During 2000, $8.8 million of new loans were made to these persons and repayments totaled $2.5 million. Such loans are made at the Banks' normal credit terms.

     Such officers and directors of the Corporation and the Banks (and their associates, family and/or affiliates) are also depositors of the Banks. Such deposits are similarly made at the Banks' normal terms as to interest rate, term and deposit insurance.

     The Banks purchased certain data processing and management services from Capitol Bancorp Ltd. Amounts paid for such services are based on Capitol Bancorp's costs of such services and were not significant for the periods presented.

     In 2000, Sun loaned Capitol Bancorp a portion of its idle funds. Under the terms of the loan agreement, amounts drawn bear interest at 7.5% ($820,000 interest income recorded by Sun in 2000) and are due on demand by Sun. Capitol is required to maintain alternative credit facilities in an amount at least equal to amounts outstanding under this arrangement so long as amounts are outstanding. $8.9 million was borrowed at December 31, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE F -- PREMISES AND EQUIPMENT

     Major classes of premises and equipment consisted of the following at December 31:

                                                 2000             1999
                                              -----------      -----------
     Leasehold improvements                   $ 2,369,563      $ 1,880,355
     Equipment and furniture                    6,502,131        4,948,343
                                              -----------      -----------
                                                8,871,694        6,828,698
      Less accumulated depreciation            (2,911,970)      (1,520,275)
                                              -----------      -----------

                                              $ 5,959,724      $ 5,308,423
                                              ===========      ===========

     The Banks rent office space under operating leases. Rent expense under these lease agreements approximated $1,627,000, $982,000 and $362,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000 aggregate $15.5 million, due approximately $1.9 million annually in each of the years 2001, 2002, 2003, 2004 and 2005 and $6.1 million thereafter.

NOTE G -- DEPOSITS

     The aggregate amount of time deposits of $100,000 or more approximated $126 million and $52 million as of December 31, 2000 and 1999, respectively.

     At December 31, 2000, the scheduled maturities of such time deposits were as follows:

                         2001               $101,956,000
                         2002                 15,252,000
                         2003                  3,895,000
                         2004                  5,102,000
                                            ------------

                         Total              $126,205,000
                                            ============

     Interest paid approximates amounts charged to operations on an accrual basis for the periods presented.

NOTE H -- COMMON STOCK AND STOCK OPTIONS

     In January 1998, the Corporation completed a private offering of 954,546 shares of common stock at a price of $7.33 per share. In December 1998, the Corporation sold 993,190 shares of common stock at $10.00 per share in a private offering of 1,000,000 shares; 6,810 shares of common stock were subsequently sold in early 1999, completing the offering. In July 1999, the Corporation sold 1,650,000 shares of common stock in a public offering at $16.00 per share. The proceeds from the offering, net of underwriting commissions and expenses, approximated $25 million.

     Stock options have been granted to certain officers and directors which provide for the purchase of shares of common stock. Stock options are granted at an exercise price equal to the fair value of common stock on the grant date, expire ten years after grant, and are currently exercisable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE H -- COMMON STOCK AND STOCK OPTIONS--CONTINUED

     Stock option activity is summarized as follows:

                                                                              Weighted
                                          Number of                            Average
                                           Options           Exercise         Exercise
                                         Outstanding       Price Range          Price
                                           -------      -----------------     --------
Outstanding at January 1, 1998             282,000      $ 4.67  to $ 6.00      $ 5.08
Granted in 1998                            278,973            10.00             10.00
Exercised in 1998                               --             --                  --
Expired/other in 1998                           --             --                  --
                                           -------      ----------------       ------
     Outstanding at December 31, 1998      560,973        4.67 to 10.00          7.53

Granted in 1999                            247,500            16.00             16.00
Exercised in 1999                               --             --                  --
Expired/other in 1999                           --             --                  --
                                           -------      ----------------       ------
     Outstanding at December 31, 1999      808,473        4.67 to 16.00         10.12

Granted in 2000                             53,902            10.22             10.22
Exercised in 2000                           (7,500)            4.67              4.67
Expired/other in 2000                           --             --                  --
                                           -------      ----------------       ------
     Outstanding at December 31, 2000      854,875      $ 4.67 to $16.00       $10.17

     As of December 31, 2000, stock options outstanding had a weighted average remaining contractual life of 7.2 years.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", establishes a fair value method of accounting for stock options whereby compensation expense is recognized based on the computed fair value of the options on the grant date. However, as permitted by Statement No. 123, the Corporation accounts for its stock options under APB 25 and, therefore, does not recognize compensation expense.

     By electing this alternative, certain pro forma disclosures of the expense recognition provisions are required, which are as follows:

                                                        2000           1999            1998
                                                      --------     ------------     ----------
     Fair value assumptions:
       Risk-free interest rate                          7.0%          6.25%            5.0%
       Dividend yield                                    0%             0%              0%
       Stock price volatility                           .76            .56              0
       Expected option life                           10 years       10 years        10 years
     Pro forma net income (loss)                      $501,000     $(4,487,000)     $(668,000)
     Pro forma net income (loss) per diluted share      $.09          $(.96)          $(.22)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE I -- EMPLOYEE BENEFIT PLANS

     Employees of Sun and its subsidiaries participate in a 401(k) plan, subject to certain eligibility requirements. Employer contributions to the plan and charged to expense in 2000, 1999 and 1998 approximated $198,000, $87,500 and $28,000, respectively.

NOTE J -- INCOME TAXES

     Federal income taxes (benefit) consist of the following components:

                                    2000            1999            1998
                                 ---------       ---------       ---------
     Current                     $ 839,000       $(439,000)      $ 449,000
     Deferred credit              (534,000)       (560,000)       (420,000)
                                 ---------       ---------       ---------

                                 $ 305,000       $(999,000)      $  29,000
                                 =========       =========       =========

     Federal income tax benefit in 1999 shown above includes $470,000 relating to the cumulative effect of the change in accounting principle. Income taxes paid in 1999 and 1998 approximated $310,000 and $387,000, respectively; none in 2000.

     Differences between federal income tax expense recorded and amounts computed using the statutory tax rate are reconciled below:

                                                      2000             1999             1998
                                                  -----------      -----------      -----------
     Federal income tax (benefit) computed at
       statutory rate of 34%                      $   283,000      $(1,001,000)     $  (106,000)
     Tax effect of:
          Minority interests in net losses of
            consolidated subsidiaries                 139,000          411,000          134,000
          Cumulative effect of change in
            accounting principle                                      (470,000)
          Nondeductible expenses                       67,000          (44,000)
          Other                                      (184,000)         105,000            1,000
                                                  -----------      -----------      -----------

                                                  $   305,000      $  (999,000)     $    29,000
                                                  ===========      ===========      ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE J -- INCOME TAXES--CONTINUED

     Net deferred income tax assets consisted of the following at December 31:

                                                                   2000             1999
                                                                -----------      -----------
     Allowance for loan losses                                  $   956,000      $   780,000
     Portion of subsidiaries operating losses applicable to
       minority interests                                          (405,000)        (586,000)
     Net operating loss carryforwards of subsidiaries               813,000          828,000
     Cash to accrual temporary differences                         (297,000)         (45,000)
     Depreciation, amortization and similar items                  (332,000)        (350,000)
     Organization and start-up costs                                791,000          655,000
     Market value adjustment for investment securities
       available for sale                                             6,000           47,000
     Other, net                                                      10,000         (280,000)
                                                                -----------      -----------

          Net deferred tax assets                               $ 1,542,000      $ 1,049,000
                                                                ===========      ===========

     Certain consolidated subsidiaries have net operating loss carryforwards, which may reduce income taxes payable in future periods. Such carryforwards approximate $3.5 million at December 31, 2000, have been recognized for financial reporting purposes and expire at varying dates through 2020.

NOTE K -- NET INCOME (LOSS) PER SHARE

     The computations of basic and diluted net income (loss) per share were as follows:

                                                              2000             1999             1998
                                                           -----------     ------------      ----------
Numerator:
  Income (loss) before cumulative effect of accounting
    change                                                 $   807,040     $ (1,206,721)     $   56,678
                                                           ===========     ============      ==========
  Net income (loss)                                        $   807,040     $ (1,592,949)     $   56,678
                                                           ===========     ============      ==========
Denominator:
  Weighted average number of shares outstanding net of
    treasury stock (denominator for basic earnings per
    share)                                                   5,591,192        4,674,386       2,853,070
  Effect of dilutive stock options                              73,810               --(1)      138,735
                                                           -----------     ------------      ----------
Denominator for diluted earnings per share--weighted
  average number of shares and potential dilution            5,665,002        4,674,386       2,991,805
                                                           ===========     ============      ==========
Basic earnings (loss) per share:
  Income before cumulative effect of accounting change     $      0.14     $      (0.26)     $     0.02
                                                           ===========     ============      ==========
  Net income                                               $      0.14     $      (0.34)     $     0.02
                                                           ===========     ============      ==========
Diluted earnings (loss) per share:
  Income before cumulative effect of accounting change     $      0.14     $      (0.26)     $     0.02
                                                           ===========     ============      ==========
  Net income                                               $      0.14     $      (0.34)     $     0.02
                                                           ===========     ============      ==========

(1)  Antidilutive for period presented.

Additional disclosures regarding stock options are set forth in Note H.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE L -- ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying values and estimated fair values of financial instruments were as follows at December 31 (in $1,000s):

                                                         2000                         1999
                                               ------------------------      ------------------------
                                                              Estimated                     Estimated
                                               Carrying         Fair         Carrying         Fair
                                                 Value          Value          Value          Value
                                               ---------      ---------      ---------      ---------
Financial Assets:
  Cash and cash equivalents                    $  73,440      $  73,440      $  48,815      $  48,815
  Loans held for resale                            6,610          6,610          1,296          1,296
  Investment securities available for sale        13,609         13,609         35,440         35,440
  Portfolio loans:
    Fixed rate                                   110,103        111,637         58,127         58,649
    Variable rate                                312,241        310,829        148,105        146,883
                                               ---------      ---------      ---------      ---------
      Total portfolio loans                      422,344        422,466        206,232        205,532
    Less allowance for loan losses                (5,440)        (5,440)        (2,371)        (2,371)
                                               ---------      ---------      ---------      ---------
    Net portfolio loans                          416,904        417,026        203,861        203,161

Financial Liabilities:
  Deposits:
    Noninterest-bearing deposits                  85,881         85,881         49,651         49,651
    Interest-bearing deposits:
      Demand accounts                            162,835        162,704         98,055         97,947
      Time certificates of deposit less
        than $100,000                             67,642         68,364         25,238         25,226
      Time certificates of deposit
        $100,000 or more                         126,205        127,282         52,063         52,151
                                               ---------      ---------      ---------      ---------
          Total interest-bearing deposits        356,682        358,350        175,356        175,324
                                               ---------      ---------      ---------      ---------
          Total deposits                         442,563        444,231        225,007        224,975

     Estimated fair values of financial assets and liabilities are based upon a comparison of current interest rates of financial instruments and the timing of related scheduled cash flows to the estimated present value of such cash flows using current estimated market rates of interest unless quoted market values or other fair value information is more readily available. Such estimates of fair value are not intended to represent market value or portfolio liquidation value, and only represent an estimate of fair values based on current financial reporting requirements.

NOTE M -- COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, various loan commitments are made to accommodate the financial needs of the Banks' customers. Such loan commitments include stand-by letters of credit, lines of credit, and various commitments for other commercial, consumer and mortgage loans. Stand-by letters of credit, when issued, commit the Banks to make payments on behalf of customers when certain specified future events occur and are used infrequently ($2 million and $1.5 million outstanding at December 31, 2000 and 1999, respectively). Other loan commitments outstanding consist of unused lines of credit and approved, but unfunded, specific loan commitments ($123.8 million and $64.6 million at December 31, 2000 and 1999, respectively). These loan commitments (stand-by letters of credit and unfunded loans) generally expire within one year and are reviewed periodically for continuance or renewal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE M -- COMMITMENTS AND CONTINGENCIES--CONTINUED

     All loan commitments have credit risk essentially the same as that involved in routinely making loans to customers and are made subject to the Banks' normal credit policies. In making these loan commitments, collateral and/or personal guarantees of the borrowers are generally obtained based on management's credit assessment. Such loan commitments are also included in management's evaluation of the adequacy of the allowance for loan losses.

     Sun's banking subsidiaries are required to maintain average reserve balances in the form of cash on hand and balances due from the Federal Reserve Bank and certain correspondent banks. The amount of reserve balances required as of December 31, 2000 was $826,000.

NOTE N -- DIVIDEND LIMITATIONS OF SUBSIDIARIES AND OTHER CAPITAL REQUIREMENTS

     Current banking regulations restrict the ability to transfer funds from subsidiaries to their parent in the form of cash dividends, loans or advances. Subject to various regulatory capital requirements, bank subsidiaries' current and retained earnings (if any) are available for distribution as dividends to Sun (and other bank shareholders, as applicable) without prior approval from regulatory authorities. Substantially all of the remaining net assets of the subsidiaries are restricted as to payments to Sun.

     Sun and its Banks are subject to certain other capital requirements. Federal financial institution regulatory agencies have established certain risk-based capital guidelines for banks and bank holding companies. Those guidelines require all banks and bank holding companies to maintain certain minimum ratios and related amounts based on `Tier 1' and `Tier 2' capital and `risk-weighted assets' as defined and periodically prescribed by the respective regulatory agencies. Failure to meet these capital requirements can result in severe regulatory enforcement action or other adverse consequences for a depository institution, and, accordingly, could have a material impact on Sun's consolidated financial statements.

     Under the regulatory capital adequacy guidelines and related framework for prompt corrective action, the specific capital requirements involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulatory agencies about components, risk weighting, and other factors.

     As of December 31, 2000, the most recent notification received by the Banks from regulatory agencies have advised that the Banks are classified as `well-capitalized' as that term is defined by the applicable agencies. There are no conditions or events since those notifications that management believes would change the regulatory classification of the Banks.

     Management believes, as of December 31, 2000, that Sun and its Banks meet all capital adequacy requirements to which they are subject.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE N -- DIVIDEND LIMITATIONS OF SUBSIDIARIES AND OTHER CAPITAL REQUIREMENTS
          --CONTINUED

     The various amounts of regulatory capital (in $1,000s) and related ratios of the individually significant subsidiaries (assets of $50 million or more as of December 31, 2000) and consolidated regulatory capital position as of December 31, 2000 and 1999 are summarized below:

                                                                                    Valley First
                                                                     Bank of         Community
                                                                      Tucson            Bank         Consolidated
                                                                   -------------    -------------    -------------
December 31, 2000
-----------------
Total Capital to Total Assets:
   Minimum Required Amount(1)                                     >= $ 3,923        >= $ 2,123        >= $21,073
   Actual Amount                                                     $ 8,555           $ 5,265           $52,694
     Ratio                                                              8.72%             9.92%            10.00%

Tier 1 Capital to Risk-Weighted Assets:
   Minimum Required Amount(2)                                     >= $ 3,154        >= $ 1,801        >= $17,719
   Actual Amount                                                     $ 8,347           $ 4,145           $78,566
     Ratio                                                             10.59%             9.20%            17.74%

Combined Tier 1 and Tier 2 Capital to Risk-Weighted Assets:
   Minimum Required Amount(3)                                     >= $ 6,308        >= $ 3,603        >= $35,439
   Amount Required to Meet "Well-Capitalized' Category(4)         >= $ 7,884        >= $ 4,504        >= $44,299
   Actual Amount                                                     $ 9,333           $ 4,709           $84,006
     Ratio                                                             11.84%            10.45%            18.96%

December 31, 1999
-----------------
Total Capital to Total Assets:
   Minimum Required Amount(1)                                     >= $ 3,285        >= $ 1,827        >= $12,016
   Actual Amount                                                     $ 6,937           $ 4,126           $50,003
     Ratio                                                              8.45%             9.03%            16.65%

Tier 1 Capital to Risk-Weighted Assets:
   Minimum Required Amount(2)                                     >= $ 2,516        >= $ 1,595        >= $11,089
   Actual Amount                                                     $ 6,856           $ 3,958           $71,263
     Ratio                                                             10.90%             9.93%            25.71%

Combined Tier 1 and Tier 2 Capital to Risk-Weighted Assets:
   Minimum Required Amount(3)                                     >= $ 5,032        >= $ 3,190        >= $22,178
   Amount Required to Meet 'Well-Capitalized' Category(4)         >= $ 6,290        >= $ 3,988        >= $27,723
   Actual Amount                                                     $ 7,581           $ 4,376           $73,634
     Ratio                                                             12.05%            10.97%            26.56%

----------
(1) As a condition of charter approval, de novo banks generally are required to maintain a capital-to-assets ratio of not less than 8% for the first three years of operations; such leverage ratio is otherwise required to be not less than 4%.
(2)  The minimum required ratio of Tier 1 capital to risk-weighted assets is 4%.
(3) The minimum required ratio of Tier 1 and Tier 2 capital to risk-weighted assets is 8%.
(4) In order to be classified as a 'well-capitalized' institution, the ratio of Tier 1 and Tier 2 capital to risk-weighted assets must be 10% or more.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE O -- PARENT COMPANY ONLY INFORMATION

CONDENSED BALANCE SHEETS

                                                                       - December 31 -
                                                                     2000            1999
                                                                  -----------     -----------
Assets
     Funds on deposit with subsidiary banks                       $ 1,518,735     $ 8,372,956
     Investment securities available for sale                              00      15,510,212
     Investment in subsidiaries                                    38,819,028      27,005,790
     Loans to affiliates                                           10,755,000
     Equipment and furniture, net                                     991,909       1,034,154
     Other assets                                                     797,657         907,119
                                                                  -----------     -----------
         Total assets                                             $52,882,329     $52,830,231
                                                                  ===========     ===========

Liabilities and Stockholders' Equity
     Accounts payable, accrued expenses and other liabilities     $   188,286     $ 2,827,456
     Stockholders' equity                                          52,694,043      50,002,775
                                                                  -----------     -----------

         Total liabilities and stockholders' equity               $52,882,329     $52,830,231
                                                                  ===========     ===========

CONDENSED STATEMENTS OF OPERATIONS

                                                               - Year Ended December 31 -
                                                          2000             1999             1998
                                                      -----------      -----------      -----------
Income
     Intercompany fees                                $ 3,111,733      $ 1,705,609      $   711,651
     Dividends from subsidiary                            800,000          200,000
     Interest                                             851,608          785,439          226,186
                                                      -----------      -----------      -----------
                                                        4,763,341        2,691,048          937,837

Expenses
     Salaries and employee benefits                     3,009,024        1,657,914          581,431
     Occupancy                                            370,768          195,338           70,906
     Equipment rent, depreciation and maintenance         515,597          428,523          199,431
     Other                                              2,880,980        1,066,481          305,381
                                                      -----------      -----------      -----------
                                                        6,776,369        3,348,256        1,157,149
                                                      -----------      -----------      -----------
                                                       (2,013,028)        (657,208)        (219,312)

Equity in undistributed net earnings (losses) of
   consolidated subsidiaries                            2,611,068         (919,741)         348,990
Federal income taxes (credit)                            (209,000)          16,000           73,000
                                                      -----------      -----------      -----------

         Net income (loss)                            $   807,040      $(1,592,949)     $    56,678
                                                      ===========      ===========      ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUN COMMUNITY BANCORP LIMITED

NOTE O -- PARENT COMPANY ONLY INFORMATION--CONTINUED

CONDENSED STATEMENTS OF CASH FLOW

                                                                                       - Year Ended December 31 -
                                                                                 2000              1999              1998
                                                                             ------------      ------------      ------------
OPERATING ACTIVITIES
Net Income (loss)                                                            $    807,040      $ (1,592,949)     $     56,678
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
    Equity in net losses (earnings) of subsidiaries                            (2,611,068)          919,741          (348,990)
    Depreciation and amortization                                                 351,184           260,772           105,408
    Net amortization (accretion) of investment security premiums
      (discount)                                                                   39,228           (39,228)
    Decrease (increase) in other assets                                         1,383,813          (518,664)          (82,774)
    Increase (decrease) in accounts payable, accrued expenses and
      other liabilities                                                        (2,451,873)        2,635,874           115,837
                                                                             ------------      ------------      ------------
        NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                       (2,481,676)        1,665,546          (153,841)
INVESTING ACTIVITIES
Proceeds from maturities of investment securities available for sale           15,664,650         8,918,039
Purchases of investment securities available for sale                            (105,199)      (24,457,490)
Net increase in loans to affiliates                                           (10,755,000)
Net cash investment in subsidiaries                                            (7,621,713)      (10,834,536)       (9,337,077)
Purchases of equipment and furniture                                             (308,939)         (911,907)         (150,068)
                                                                             ------------      ------------      ------------
        NET CASH USED BY INVESTING ACTIVITIES                                  (3,126,201)      (27,285,894)       (9,487,145)

FINANCING ACTIVITIES
Net proceeds from issuance of common stock                                         42,240        25,072,100        16,931,904
Purchase of common stock for treasury                                          (1,288,584)
                                                                             ------------      ------------      ------------
        NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                       (1,246,344)       25,072,100        16,931,904
                                                                             ------------      ------------      ------------
          INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     (6,854,221)         (548,248)        7,290,918
Cash and cash equivalents at beginning of year                                  8,372,956         8,921,204         1,630,286
                                                                             ------------      ------------      ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $  1,518,735      $  8,372,956      $  8,921,204
                                                                             ============      ============      ============

SELECTED FINANCIAL DATA AND SUPPLEMENTARY FINANCIAL INFORMATION

     A comparative summary regarding Sun's financial position and results of operations for 2000, 1999, 1998, 1997 and 1996 and similar information as of and for the nine months ended September 30, 2001 and 2000 appears on pages 14 and 15.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     Certain of the statements contained in this proxy statement/prospectus, including Sun's interim consolidated financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations that are not historical facts, including, without limitation, statements of future expectations, projections of results of operations and financial condition, statements of future economic performance and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, are subject to known and unknown risks, uncertainties and other factors which may cause the actual future results, performance or achievements of Sun and/or its subsidiaries and other operating units to differ materially from those contemplated in such forward-looking statements. The words "intend", "expect", "project", "estimate", "predict", "anticipate", "should", "believe", and similar expressions also are intended to identify forward-looking statements. Important factors which may cause actual results to differ from those contemplated in such forward-looking statements include, but are not limited to: (i) the results of Sun's efforts to implement its business strategy, (ii) changes in interest rates, (iii) legislation or regulatory requirements adversely impacting Sun's banking business and/or expansion strategy, (iv) adverse changes in business conditions or inflation, (v) general economic conditions, either nationally or regionally, which are less favorable than expected and that result in, among other things, a deterioration in credit quality and/or loan performance and collectability, (vi) competitive pressures among financial institutions, (vii) changes in securities markets, (viii) actions of competitors of Sun's banks and their ability to respond to such actions, (ix) the cost of capital, which may depend in part on Sun's asset quality, prospects and outlook, (x) changes in governmental regulation, tax rates and similar matters, and (xi) other risks detailed in Sun's other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. All subsequent written or oral forward-looking statements attributable to Sun or persons acting on its behalf are expressly qualified in their entirety by the foregoing factors. Investors and other interested parties are cautioned not to place undue reliance on such statements, which speak as of the date of such statements. Sun undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of unanticipated events.

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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                     AS OF AND FOR THE INTERIM PERIODS ENDED
                               SEPTEMBER 30, 2001

Financial Condition

     Total assets approximated $732.8 million at September 30, 2001, an increase of $206.0 million from the December 31, 2000 level of $526.8 million. The balance sheets include Sun and its consolidated subsidiaries. In January 2001, Sunrise Bank of San Diego located in San Diego, California, commenced operations and was added to the consolidated group as a majority-owned subsidiary of Sunrise Capital Corporation, a majority-owned subsidiary of Sun.

     Portfolio loans increased during the nine-month period by approximately $171.0 million. Loan growth was funded primarily by higher levels of time deposits and borrowings. The majority of portfolio loan growth occurred in commercial loans, which increased approximately $161.9 million, consistent with the banks' emphasis on commercial lending activities.

     The allowance for loan losses at September 30, 2001 approximated $7.9 million or 1.33% of total portfolio loans, an increase from the year-end 2000 ratio of 1.29%.

     The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio at the balance sheet date. Management's determination of the adequacy of the allowance is based on evaluation of the portfolio (including volume, amount and composition, potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, loan commitments outstanding and other factors.

     The table below summarizes portfolio loan balances and activity in the allowance for loan losses for the nine-month periods (in thousands):

                                                                2001       2000
                                                               ------     ------
      Allowance for loan losses at January 1                   $5,440     $2,371

        Loans charged-off                                         355        480
        Recoveries                                                 48         74
                                                               ------     ------
               Net charge-offs                                    307        406
        Additions to allowance charged to expense               2,770      2,667
                                                               ------     ------

      Allowance for loan losses at September 30                $7,903     $4,632
                                                               ======     ======

     The amounts summarized in the following table (in thousands), include all loans for which management has concerns based on Sun's loan rating system, and should not be interpreted as an indication of future charge-offs.

                                       September 30, 2001    December 31, 2000
                                       ------------------  ---------------------
                                                 Percent               Percent
                                                 of Total              of Total
                                                Portfolio             Portfolio
                                        Amount    Loans     Amount      Loans
                                       --------   -----    --------   ---------
     Commercial                        $  7,493    1.26%   $  5,170        1.22%
     Real estate mortgage                   275    0.05          58        0.01
     Installment                            135    0.02         212        0.05
                                       --------   -----    --------   ---------

     Total allowance for loan losses   $  7,903    1.33%   $  5,440        1.29%
                                       ========   =====    ========   =========

       Total portfolio
          loans outstanding            $593,393            $422,344
                                       ========            ========

     Impaired loans (i.e., loans for which there is a reasonable probability that borrowers would be unable to repay all principal and interest due under the contractual terms of the loan documents) were not material in 2000 and through September 30, 2001.

     Nonperforming loans (i.e., loans which are 90 days or more past due and loans on nonaccrual status) are summarized below (in thousands):

                                               September 30    December 31
                                                   2001            2000
                                               ------------    -----------
     Nonaccrual loans:
                     Commercial                $      3,017    $     1,793
                     Real estate                                        14
                     Installment
                                               ------------    -----------
     Total nonaccrual loans                           3,017          1,807

     Past due (>90 days) loans:
                     Commercial                         263
                     Real estate                         50
                     Installment
                                               ------------    -----------
     Total past due loans                               313             --
                                               ------------    -----------

     Total nonperforming loans                 $      3,330    $     1,807
                                               ============    ===========

     Nonperforming loans increased $1.5 million during the first nine months of 2001; however, they continued at a low level in relation to total loans. These consist of a small number of loans, in various stages of resolution, which management believes to be adequately collateralized or otherwise appropriately considered in its determination of the adequacy of the allowance for loan losses.

     In addition to the identification of nonperforming loans involving borrowers with payment performance difficulties (i.e., nonaccrual loans and loans past-due 90 days or more), management utilizes an internal loan review process to identify other potential problem loans which may warrant additional monitoring or other attention. This loan review process is a continuous activity which periodically updates internal loan classifications. At inception, all loans are individually assigned a classification which grade the credits on a risk basis, based on the type and discounted value of collateral, financial strength of the borrower and guarantors and other factors such as nature of the borrowers' business climate, local economic conditions and other subjective factors. The loan classification process is fluid and subjective.

     Potential problem loans include loans which are generally performing as agreed, however, because of loan review's and/or lending staff's risk assessment, increased monitoring is deemed appropriate. In addition, some loans are assigned a more adverse classification, with specific performance issues or other risk factors requiring close management and development of specific remedial action plans.

     Loan review and loan classification activities were augmented in September 2001 in response to continued and worsening general conditions of the United States economy, in part due to the terrorist attacks in New York, Pennsylvania and the Nation's Capitol. With deterioration of general economic conditions prior to September 11, 2001--the events on that date and subsequently--management undertook a more thorough and deeper review of all loans and related loan classifications.

     At September 30, 2001, potential problem loans (including nonperforming loans) approximated $20.3 million or less than 4% of total consolidated portfolio loans. Such totals doubled in the period ended September 30, 2001 as a result of management's ongoing and augmented loan review and loan classification activities. It is important to note that these potential problem loans do not necessarily have significant loss exposure (nor are they necessarily deemed `impaired'), but rather are classified by management in this manner to aid in loan administration and risk management. Management believes such loans to be adequately considered in its evaluation of the adequacy of the allowance for loan losses. Management believes, however, that current general economic conditions may result in higher levels of future loan losses, in comparison to previous years.

     The following comparative analysis summarizes each bank's total portfolio loans, allowance for loan losses, nonperforming loans and allowance ratios (dollars in thousands):

                                                                                                              Allowance as a
                                                                                                                Percentage
                                              Total                Allowance for         Nonperforming           of Total
                                         Portfolio Loans            Loan Losses               Loans           Portfolio Loans
                                      ----------------------     -------------------    -------------------   ---------------
                                        Sept 30      Dec 31      Sept 30     Dec 31    Sept 30      Dec 31    Sept 30   Dec 31
                                         2001         2000         2001       2000       2001        2000       2001     2000
                                      ---------    ---------     -------     -------    -------     -------    -----    -----
Arrowhead Community Bank(1)           $  26,175    $   4,724     $   393     $    71                            1.50%    1.50%
Bank of Tucson                           84,484       75,359       1,208       1,023                            1.43     1.36
Camelback Community Bank                 53,993       37,822         692         483    $   250                 1.28     1.28
East Valley Community Bank(1)            27,062       25,937         423         357        219                 1.56     1.38
Mesa Bank(1)                             39,922       28,930         511         374                $    27     1.28     1.29
Southern Arizona Community Bank          45,607       36,135         582         434         50                 1.28     1.20
Valley First Community Bank              41,089       42,759         526         663        963         306     1.28     1.55
Yuma Community Bank(1)                   15,786          800         236          13                            1.49     1.62
Nevada Community Bancorp Limited:
  Black Mountain Community Bank(1)       36,778       17,052         552         257        240         241     1.50     1.41
  Desert Community Bank(1)               47,760       29,426         716         441      1,293       1,089     1.50     1.50
  Red Rock Community Bank(1)             62,490       38,666         938         586                            1.50     1.52
Sunrise Capital Corporation:
  Sunrise Bank of Albuquerque(1)         26,851       16,259         377         238        263                 1.40     1.46
  Sunrise Bank of Arizona(1)             57,278       59,465         770         650         52          35     1.34     1.09
  Sunrise Bank of San Diego(1)           28,118                      380                                        1.35
Other, net                                             9,010        (401)       (150)                   109
                                      ---------    ---------     -------     -------    -------     -------    -----    -----

Consolidated                          $ 593,393    $ 422,344     $ 7,903     $ 5,440    $ 3,330     $ 1,807     1.33%    1.29%
                                      =========    =========     =======     =======    =======     =======    =====    =====

(1) As a condition of charter approval, bank is required to maintain an allowance for loan losses of not less than 1% for the first three years of operations.

Results of Operations

     Net income for the nine months ended September 30, 2001 approximated $1,452,000 ($0.25 per share), compared to $505,000 ($0.09 per share) during the corresponding period of 2000. Net income of $657,000 ($0.11 per share) for the three months ended September 30, 2001 significantly surpassed the corresponding 2000 period results of $244,000 ($.04 per share).

     Operating results and total assets (dollars in thousands) were as follows:

                                                                                  Nine months ended September 30
                                                                 --------------------------------------------------------------
                                                                                                 Return on         Return on
                                            Total Assets               Net Income            Beginning Equity    Average Assets
                                      -----------------------    -----------------------     ----------------    --------------
                                        Sept 30       Dec 31
                                         2001          2000         2001          2000        2001      2000      2001    2000
                                      ---------     ---------    ---------     ---------     -----     -----     -----    ----
Arrowhead Community Bank(1)           $  29,014     $   8,091    $    (359)    $    (201)      n/a       n/a       n/a     n/a
Bank of Tucson                          117,708        98,285        1,609         1,515     25.08%    29.09%     2.00%   2.25%
Camelback Community Bank                 66,317        49,364          325           146     10.94      5.87       .81     .50
East Valley Community Bank               38,902        34,392          (35)         (474)      n/a       n/a       n/a     n/a
Mesa Bank                                46,932        36,529          302           136      9.72      4.67       .95     .60
Southern Arizona Community Bank          50,789        40,156          200            88      6.80      3.16       .58     .35
Valley First Community Bank              50,238        53,081          354           183      8.96      5.87       .86     .52
Yuma Community Bank(1)                   18,788         5,064         (356)          n/a       n/a       n/a       n/a     n/a
Nevada Community Bancorp Limited:
  Black Mountain Community Bank(1)       48,930        26,060          (12)         (396)      n/a       n/a       n/a     n/a
  Desert Community Bank                  54,916        35,511          100          (152)     2.99       n/a       .29     n/a
  Red Rock Community Bank                74,804        44,193          542            39      9.12      0.67      1.17    0.19
Sunrise Capital Corporation:
  Sunrise Bank of Albuquerque(1)         36,457        19,762           64          (309)     2.36       n/a       .27     n/a
  Sunrise Bank of Arizona                67,877        63,930          472           101     12.33      3.18       .97     .31
  Sunrise Bank of San Diego(2)           36,857           n/a         (833)          n/a       n/a       n/a       n/a     n/a
  Other, net                             (5,705)       12,415         (921)         (171)      n/a       n/a       n/a     n/a
                                      ---------     ---------    ---------     ---------     -----     -----     -----    ----
Consolidated                          $ 732,824     $ 526,833    $   1,452     $     505      3.67%     1.35%     0.31%   0.17%
                                      =========     =========    =========     =========     =====     =====     =====    ====

n/a  Not applicable
(1)  Commenced operations as DE NOVO banks in 2000.
(2)  Commenced operations as a DE NOVO bank in 2001.

     Net interest income increased to $26.6 million during the nine-month 2001 period versus $17.9 million in the corresponding period of 2000 primarily due to growth in total assets and the number of banks within the consolidated group.

     Noninterest income increased to $1.1 million for the 2001 nine-month period, as compared with $695,000 in 2000. Service charge revenue nearly doubled in the 2001 period compared to the same period in 2000. This increase is primarily related to higher transaction volume and the larger number of customers resulting from the addition of new banks in recent years.

     Provisions for loan losses approximated $2.8 million for the nine months ended September 30, 2001 compared to $2.7 million during the 2000 period. The provisions for loan losses are based upon management's analysis of the adequacy of the allowance for loan losses, as previously discussed.

     Noninterest expense for the nine months ended September 30, 2001 was $22.2 million compared with $15.6 million in 2000. The increase in noninterest expense is associated with newly formed banks, growth and increases in general operating costs. Increases in employee compensation and occupancy mostly relate to the growth in number of banks within the consolidated group and the larger number of data processing and other administrative support staff necessary for the increased number and size of banks.

LIQUIDITY AND CAPITAL RESOURCES

     The principal funding source for asset growth and loan origination activities is deposits. Total deposits increased $191 million for the nine-month 2001 period, compared to $168.8 million in 2000. Such growth occurred in all deposit categories, with the majority from time deposits. The Corporation's banks generally do not rely on brokered deposits as a key funding source.

     Noninterest-bearing deposits approximated 17.6% of total deposits at September 30, 2001, a decrease from the December 31, 2000 level of 19.4%. Levels of noninterest-bearing deposits fluctuate based on customers' transaction activity.

     Deposit growth in 2001 has been deployed primarily into commercial loans, consistent with the banks' emphasis on commercial lending activities.

     Some of the banks have lines of credit with unaffiliated banks. Borrowings thereunder approximated $8 million at September 30, 2001. These borrowings increased in 2001 as a lower-cost funding source versus various rates and maturities of time deposits.

     Cash and cash equivalents amounted to $102.7 million or 14.0% of total assets at September 30, 2001 as compared with $73.4 million or 13.9% of total assets at December 31, 2000. As liquidity levels vary continuously based on customer activities, amounts of cash and cash equivalents can vary widely at any given point in time. Management believes the banks' liquidity position at September 30, 2001 is adequate to fund loan demand and meet depositor needs.

     In addition to cash and cash equivalents, a source of long-term liquidity is the banks' marketable investment securities. Sun's liquidity requirements have not historically necessitated the sale of investments in order to meet liquidity needs. It also has not engaged in active trading of its investments and has no intention of doing so in the foreseeable future. At September 30, 2001 Sun and its banks had approximately $13.2 million of investment securities classified as available for sale which can be utilized to meet various liquidity needs as they arise.

     Sun and its banks are subject to complex regulatory capital requirements, which require maintaining certain minimum capital ratios. These ratio measurements, in addition to certain other requirements, are used by regulatory agencies to determine the level of regulatory intervention and enforcement applied to financial institutions. Sun and each of its banks are in compliance with the regulatory requirements and management expects to maintain such compliance.

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     Stockholders' equity, as a percentage of total assets, approximated 8.2% at September 30, 2001, a decrease from the beginning of the year ratio of 10.0%. Total capital funds (stockholders' equity, plus minority interests in consolidated subsidiaries) aggregated $85.6 million or 11.7% of total assets at September 30, 2001. The following table summarizes the amounts (in thousands) and related ratios of individually significant subsidiaries (assets of $50 million or more at the beginning of 2001) and consolidated regulatory capital position at September 30, 2001:

                                                                                           Valley First
                                                      Sunrise Bank        Bank of           Community
                                                       of Arizona          Tucson              Bank           Consolidated
                                                       ----------          ------              ----           ------------
  Total capital to total assets:
    Minimum required amount                          >= $ 2,715         >= $ 4,708         >= $ 2,010         >= $29,313
    Actual amount                                       $ 5,608            $ 9,624            $ 5,625            $59,751
      Ratio                                                8.26%              8.18%             11.20%              8.15%

Tier I capital to risk-weighted assets:
    Minimum required amount(1)                       >= $ 2,219         >= $ 3,641         >= $ 1,780         >= $25,276
    Actual amount                                       $ 5,605            $ 9,460            $ 4,654            $82,107
      Ratio                                               10.11%             10.39%             10.46%             12.99%

Combined Tier I and Tier II capital to
   risk-weighted assets:
    Minimum required amount(2)                       >= $ 4,437         >= $ 7,281         >= $ 3,560         >= $50,551
    Amount required to meet "Well-Capitalized"
     category(3)                                     >= $ 5,547         >= $ 9,102         >= $ 4,451         >= $63,189
    Actual amount                                       $ 6,299            $10,599            $ 5,180            $90,006
      Ratio                                               11.36%             11.65%             11.64%             14.24%

(1)  The minimum required ratio of Tier I capital to risk-weighted assets is 4%.
(2) The minimum required ratio of Tier I and Tier II capital to risk-weighted assets is 8%.
(3) In order to be classified as a "well-capitalized" institution, the ratio of Tier I and Tier II capital to risk-weighted assets must be 10% or more.

     Sun's operating strategy continues to be focused on the ongoing growth and maturity of its existing banks, coupled with new bank expansion in selected markets as opportunities arise. Accordingly, Sun may invest in or otherwise add additional banks in future periods, subject to economic conditions and other factors, although the timing of such additional banking units, if any, is uncertain. Such future new banks and/or additions of other operating units could be either wholly-owned, majority-owned or otherwise controlled by Sun. At September 30, 2001, plans were underway for the formation of additional banks in California and Nevada.

     In April 2000, Sun announced plans to purchase up to $3 million of its common stock in open market purchases. The shares repurchased in this manner may be retained as treasury shares, retired, used for implementation of an employee stock ownership plan or for other business purposes. To the extent such share purchases are made, they will have the impact of increasing the percentage ownership of Sun by Capitol Bancorp Ltd., Sun's principal shareholder. The share purchase program will be funded from Sun's existing resources, principally short-term loans and investments. Through September 30, 2001, total purchases approximated $1.3 million.

     Camelback Community Bank reached its 36th month of operation in May 2001. In June 2001, Sun offered the minority owners of Camelback an opportunity to exchange their Camelback shares for shares of Sun. The exchange ratio was based on 150% of Camelback's adjusted book value and was completed effective June 30, 2001. As a result of the share exchange, the minority owners of Camelback became shareholders of Sun. About 280,500 new shares of Sun's common stock were issued in the Camelback share exchange transaction. Effective September 30, 2001, Sun entered into a similar share exchange transaction with the minority shareholders of Southern Arizona Community Bank (previously a majority-owned subsidiary of Sun), issuing about 282,600 new shares of Sun's common stock.

     At September 30, 2001, a similar proposed share exchange transaction was pending regarding Mesa Bank. At a shareholders' meeting in October 2001, Mesa's shareholders (other than Sun) approved the proposed share exchange. Such share exchange will be completed prior to December 31, 2001.

     Effective June 30, 2000, Sun entered into a share exchange transaction with the minority shareholders of Valley First Community Bank (previously a majority-owned subsidiary of Sun), issuing about 298,000 shares of Sun's common stock.

TRENDS AFFECTING OPERATIONS

     One of the most significant trends which can impact the financial condition and results of operations of financial institutions are changes in market rates of interest.

     Changes in interest rates, either up or down, have an impact on net interest income (plus or minus), depending on the direction and timing of such changes. At any point in time, there is an imbalance between interest rate-sensitive assets and interest rate-sensitive liabilities. This means that when interest rates change, the timing and magnitude of the effect of such interest rate changes can alter the relationship between asset yields and the cost of funds.

     In January 2001, the Open Market Committee of the Federal Reserve Board decreased interbank interest rates on two separate dates, for a total decrease of 100 basis points. In March 2001, another 50 basis points decrease was initiated by the Federal Reserve, followed by decreases of 50 basis points in both April and May 2001 and 25 basis points in June 2001. In the third quarter of 2001, the Federal Reserve decreased interest rates 25 basis points in August and 50 basis points in September.

     Because variable rate loans reprice more rapidly than interest-bearing deposits, such market interest rate decreases compressed net interest margins at Sun's banks in 2001. As the Open Market Committee continues to influence interest rates and other economic policy in 2001, including the potential of additional rate decreases, net interest margins may become more compressed (having an adverse impact on earnings) as the year progresses.

     Start-up banks generally incur operating losses during their early periods of operations. Recently-formed start-up banks are expected to detract from consolidated earnings performance and additional start-up banks formed in 2001 and beyond will similarly negatively impact short-term profitability. Sun's Board of Directors has determined to reduce the rate of start-ups in the near term in contrast to the previous three years.

     General economic conditions also have a significant impact on both the results of operations and the financial condition of financial institutions.

     Widespread media reports of concerns about the health of the domestic economy have continued in 2001. While local economic conditions appear to indicate a weakening environment, loan losses in this interim period of 2001 have remained at a low level. In 2001, however, nonperforming loans have increased and it is anticipated that levels of nonperforming loans and related loan losses may trend upward as economic conditions, locally and nationally, evolve.

IMPACT OF NEW ACCOUNTING STANDARDS

     Financial Accounting Standards Board (FASB) Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, requires all derivatives to be recognized in financial statements and to be measured at fair value. Gains and losses resulting from changes in fair value are included in income, or in comprehensive income, depending on whether the instrument qualifies for hedge accounting and the type of hedging instrument involved. This new standard became effective January 1, 2001 and had no effect on Sun's consolidated financial statements.

     In early July 2001, the Securities and Exchange Commission, American Institute of Certified Public Accountants and Federal Financial Institutions Examination Council each issued new guidance (some of which remains to be finalized) on accounting for allowances for loan losses. While the new guidance does not change prior accounting rules in this area, it provides additional clarification and guidance on how the calculation, adequacy and approval of the allowances should be documented by management.

     In July 2001, the FASB issued Statement No. 141, BUSINESS COMBINATIONS, and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Statement No. 141 requires that all business combinations be accounted for under a prior standard of purchase accounting, eliminating the so-called pooling-method which was used to account for some business combinations. Statement No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. This new standard is not expected to have a material effect on Sun's consolidated financial statements.

     Statement No. 142 requires that goodwill no longer be amortized and charged against earnings, but instead be reviewed for impairment. Amortization of goodwill ceases upon adoption of the Statement, which for most companies, will be January 1, 2002. This new standard requires that goodwill be reviewed periodically for impairment and, accordingly, impairment adjustments of goodwill be charged against earnings, when determined. Management has not completed its analysis of this new standard; however, its preliminary review has concluded that, upon implementation, no material effect on Sun's consolidated financial statements is expected, other than the elimination of goodwill amortization.

     The FASB has also recently issued Statement No. 143 (ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS) and No. 144 (ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS). Management has not completed its review of these new standards; however, implementation of the new guidance is not expected to have a material effect on Sun's consolidated financial statements.

     A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to Sun's consolidated financial statements.

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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                          AS OF AND FOR THE YEARS ENDED
                        DECEMBER 31, 2000, 1999, AND 1998

     Most of this section discusses items of importance regarding Sun's financial statements which appear elsewhere in this report. In order to obtain a full understanding of this discussion, it is important to read it with those financial statements. However, before discussing the financial statements and related highlights, an introductory section includes some important background information about the business of Sun and its banks, Sun's structure and recent developments. (See "Description of Sun's Business and Property" beginning on page 24 and "Recent Development", beginning on page 20)

2000 FINANCIAL OVERVIEW

     Sun completed 2000 with total assets of $527 million, an increase of more than 75% over the year-end 1999 level.

     Consolidated net income for 2000 was $807,000 compared to a net loss from operations of $1.2 million in 1999. The net loss for 1999 was $1.6 million. The 1999 net loss resulted primarily from the early period operating losses of start-up and young bank subsidiaries and an accounting change which required the write-off of previously capitalized start-up costs.

CHANGES IN CONSOLIDATED FINANCIAL POSITION

     Total assets have grown significantly from $55 million at the beginning of 1998, reaching $527 million at the end of 2000. This rapid asset growth is the result of adding new banks and the growth and evolution of Sun's young banks.

               1996      1997      1998      1999      2000
               ----      ----      ----      ----      ----
                17        55        136       300       527

     At year-end 2000, total assets of the four banks formed in 2000 approximated $59 million. The three banks formed in 1999 reported total assets of $114 million at year-end 2000 ($44 million at year-end 1999). The four banks formed in 1998 reported total assets of $190 million at the end of 2000, an increase of $79 million during the year. The most mature bank, formed in 1996, reported total assets of $98 million at year-end 2000, an increase of about 20% for the year.

     The total assets of each bank, the consolidated totals and ownership percentages are summarized below as of year-end 2000 (in $1,000s):

                                     Percentage Ownership By    Total Assets
                                          Sun    2nd Tier      2000       1999
                                          ---    --------      ----       ----
Arrowhead Community Bank                   51%               $  8,091
Bank of Tucson                            100%                 98,285  $ 82,113
Camelback Community Bank                   55%                 49,364    30,254
East Valley Community Bank                 85%                 34,392    10,757
Mesa Bank                                  53%                 36,529    24,738
Southern Arizona Community Bank            51%                 40,156    25,778
Valley First Community Bank               100%                 53,081    45,678
Yuma Community Bank                        51%                  5,064
Nevada Community Bancorp Limited (NCBL):   54%
  Black Mountain Community Bank                     51%        26,060
  Desert Community Bank                             51%        35,511    17,839
  Red Rock Community Bank                           51%        44,193    15,596
                                                             --------  --------
    Consolidated NCBL                                         106,155    33,720
Sunrise Capital Corporation (SCC):         60%
  Sunrise Bank of Albuquerque                       87%        19,762
  Sunrise Bank of Arizona                          100%        63,930    30,615
                                                             --------  --------
     Consolidated SCC                                          84,908    30,615

Other, net                                                     10,808    16,737
                                                             --------  --------

     Consolidated totals                                     $526,833  $300,390
                                                             ========  ========

     Most of the consolidated assets consist of loans. Portfolio loans approximated $422 million at year-end 2000, or about 80% of total consolidated assets ($206 million or 69% at year-end 1999).

               1996      1997      1998      1999      2000
               ----      ----      ----      ----      ----
                 5        31        68        206       422

     The banks emphasize commercial loans, consistent with their focus on serving small to mid-sized business customers. Commercial loans comprised $399 million or 94% of total portfolio loans at year-end 2000, (93% ratio in 1999). Loan growth in 2000 was significant--$216 million or a growth rate of 105% for the year.

     Asset quality has remained strong in this record period of economic stability and expansion. Nonperforming loans, which consist of loans more than 90 days past due and loans on nonaccrual status, approximated $1.8 million at year-end 2000, $34,000 at year-end 1999 and none in 1998. The 2000 increase is attributable to a small number of loans which are in various stages of resolution.

     The banks maintain an allowance for loan losses to absorb estimated losses in the loan portfolio at the balance sheet date. At December 31, 2000, the allowance for loan losses approximated $5.4 million or 1.29% of portfolio loans, compared to $2.4 million or 1.15% in 1999 and $696,000 or 1.02% in 1998. The following table summarizes portfolio loans, the allowance for loan losses and its ratio, and nonperforming loans (in $1,000s) at December 31:

                                                                                                                  Allowance as
                                                                                                                  a % of Total
                                                                       Allowance for          Nonperforming         Portfolio
                                           Total Portfolio Loans        Loan Losses               Loans               Loans
                                           ---------------------   ----------------------   ------------------     -------------
                                               2000       1999        2000        1999        2000       1999      2000     1999
                                            ---------  ---------   ---------    ---------   ---------   ------     ----     ----
Arrowhead Community Bank                    $   4,724              $      71                                       1.50%
Bank of Tucson                                 75,359  $  59,088       1,023    $     725                          1.36%    1.23%
Camelback Community Bank                       37,822     22,731         483          228                          1.28%    1.00%
East Valley Community Bank                     25,937      4,335         357           44                          1.38%    1.01%
Mesa Bank                                      28,930     18,884         374          189   $      27              1.29%    1.00%
Southern Arizona Community Bank                36,135     20,610         434          207                          1.20%    1.00%
Valley First Community Bank                    42,759     36,334         663          418         306   $   34     1.55%    1.15%
Yuma Community Bank                               800                     13                                       1.62%
Nevada Community Bancorp Limited (NCBL):
  Black Mountain Community Bank                17,052                    257                      241              1.51%
  Desert Community Bank                        29,426     11,438         441          154       1,089              1.50%    1.35%
  Red Rock Community Bank                      38,666      7,861         586          156                          1.52%    1.98%
                                            ---------  ---------   ---------    ---------   ---------   ------
         Consolidated NCBL                     85,144     19,299       1,284          310       1,330      -0-
Sunrise Capital Corporation (SCC):
  Sunrise Bank of Albuquerque                  16,259                    238                                       1.46%
  Sunrise Bank of Arizona                      59,465     24,952         650          250          35              1.09%    1.00%
                                            ---------  ---------   ---------    ---------   ---------   ------
         Consolidated SCC                      75,833     24,952         888          250         144      -0-
Other, net                                      8,901         (1)       (150)
                                            ---------  ---------   ---------    ---------   ---------   ------     ----     ----

           Consolidated totals              $ 422,344  $ 206,232   $   5,440    $   2,371   $   1,807   $   34     1.29%    1.15%
                                            =========  =========   =========    =========   =========   ======   ======   ======

     The allowance for loan losses is maintained at a level believed adequate by management. It is analyzed quarterly by each bank. The adequacy of the allowance is based on evaluation of the portfolio (including volume, amount and composition, potential impairment of individual loans and concentration of credit), past loss experience, current economic conditions, loan commitments outstanding, regulatory requirements and other factors.

     In 2000, standard-setting bodies, regulatory agencies and the SEC (the Securities and Exchange Commission) have, on an industry-wide basis, separately issued proposals on how the allowance for loan losses should be estimated in the future. Some of these proposals conflict with each other and it is difficult to predict how such proposals, however finalized, will impact the financial institution industry, individual banks and bank holding companies. Estimation of requirements for the allowance for loan losses is an inherently subjective process which involves significant judgement by management of many variables potentially impacting borrowers' ability to repay loans and values of underlying loan collateral.

     New banks, as a condition of charter approval, are required to maintain an allowance ratio of not less than 1% for their first three years of operations. Because they are new banks with new or unseasoned loans and no prior loss history, 1% is often used as a starting point for the amount of the allowance, particularly in the earliest years of operation. As some of the younger banks now have more seasoned loan portfolios and the 1% regulatory requirement represents only an absolute minimum, loan loss allowance ratios were increased in 2000 based on management's estimates of loss potential within the loan portfolios at the balance-sheet date.

CONSOLIDATED RESULTS OF OPERATIONS

     Revenue growth has been significant. In 2000, total revenues reached $41 million, a 119% increase over 1999 levels. In 1999, total revenues exceeded $18.7 million, a 143% increase over the 1998 revenue level of $7.7 million. The primary revenue source is interest income from loans. Net interest income is the difference between total interest income and interest expense on deposits and borrowings. The following graph summarizes growth in total revenue (which includes noninterest income such as some fees and service charges):

               1996      1997      1998      1999      2000
               ----      ----      ----      ----      ----
                0.4       3.0       7.7      18.7      41.0

     Of the 2000 revenues, $14.2 million, or about 35%, came from the two banks formed in 1996 and 1997. The four banks started in 1998 generated total revenues of $15.9 million or about 39% of the 2000 consolidated total. The youngest banks, formed in 1999 and 2000, reported total revenues of $10.1 million or 25% of the consolidated total.

               1996      1997      1998      1999      2000
               ----      ----      ----      ----      ----
                0.2       2.0       5.1      12.6      25.6

     Growth in the categories of interest income and interest expense, as well as noninterest income and noninterest expense, is the result of the addition of new banks during the periods presented and the ongoing growth of Sun's young banks. The largest component of noninterest expense is salaries, wages and benefits, which has increased significantly due to the larger number of banks and bank development subsidiaries and added corporate personnel.

     The following table summarizes net income for each of the banks and on a consolidated basis and the related rates of return on average assets and equity, where applicable (in $1,000s):

                                                                                                           Return on Average
                                                     Net Income              Return on Average Equity            Assets
                                             -------------------------       ------------------------     ---------------------
                                             2000       1999      1998        2000     1999      1998     2000   1999      1998
                                             ----       ----      ----        ----     ----      ----     ----   ----      ----
Arrowhead Community Bank                   $  (419)
Bank of Tucson                               2,149    $ 1,086    $   776     27.69%   16.63%    12.73%    2.33%   1.48%    1.25%
Camelback Community Bank                       297       (520)      (370)     8.22%                       0.74%
East Valley Community Bank                    (532)      (673)
Mesa Bank                                      268       (207)      (118)     6.77%                       0.85%
Southern Arizona Community Bank                169       (546)      (252)     4.44%                       0.47%
Valley First Community Bank                     88         36        (81)     1.82%    0.87%              0.18%    0.10%
Yuma Community Bank                           (176)
Nevada Community Bancorp Limited (NCBL):
  Black Mountain Community Bank               (468)
  Desert Community Bank                       (180)      (358)
  Red Rock Community Bank                      190       (269)                2.45%                       0.62%
                                           -------    -------    -------
         Consolidated NCBL                    (483)      (469)       -0-
Sunrise Capital Corporation (SCC):
  Sunrise Bank of Albuquerque                 (386)
  Sunrise Bank of Arizona                      206       (634)       (26)     4.64%                       0.43%
                                           -------    -------    -------
         Consolidated SCC                     (243)      (634)       (26)
Other, net                                    (311)       334        128
                                           -------    -------    -------      ----    -----      ----     ----   -----     ----

         Consolidated totals               $   807    $(1,593)   $    57      1.57%   (3.19)%    0.34%    0.20%  (0.86)%   0.06%
                                           =======    =======    =======     =====    =====     =====    =====   =====     ====

     Provisions for loan losses also increased significantly, commensurate with the growth in the number of banks and loans.

     During 1999, a new accounting standard required the write-off of previously capitalized start-up costs, which is discussed in a later section of this narrative. It is reflected as a cumulative effect of a change in accounting principle in the consolidated statement of operations, and amounted to $.08 per share.

LIQUIDITY, CAPITAL RESOURCES AND CAPITAL ADEQUACY

     Liquidity for financial institutions consists of cash and cash equivalents, marketable investment securities and loans held for resale. These categories totaled $93.7 million at year-end 2000, or about 18% of total assets. This compares to $86 million or 28% of total assets at year-end 1999.

     Liquidity varies significantly daily, based on customer activity. The change in the liquidity ratio is the result of more assets being deployed into loans, consistent with the strategy of maximizing interest income. Rates of interest income on liquid assets are typically less than rates the banks achieve from commercial loans.

     The primary source of funds for the banks is deposits. The banks emphasize interest-bearing time deposits as part of their funding strategy. The banks also seek noninterest-bearing deposits, or checking accounts, which reduce the banks' cost of funds. Noninterest-bearing deposits were about 19% of total deposits at year-end 2000 and increased $36 million or 73% during the year.

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               1996      1997      1998      1999      2000
               ----      ----      ----      ----      ----
                12        43        99        225       443

     In recent periods, banks in general have experienced some competitive challenges in obtaining additional deposits to fuel growth. Sun's banks have had similar experiences in their individual markets. As depositors have wider access to the Internet and other real-time interest rate monitoring sources, deposit pricing has become more competitive. Deposit growth is achievable, but at a higher price, shrinking net interest margins.

     In 1999, Sun became a public company through an initial public offering
(IPO) of its common stock with net proceeds of $25 million. Capitol purchased 51% of the offering, maintaining its ownership of Sun. As of December 31, 2000, approximately $9 million of the IPO proceeds not yet deployed for new bank development have been loaned to Capitol Bancorp on a short-term basis.

     One of the previously majority-owned banks became 100% owned in 2000. When Valley First Community Bank neared its 36th month of operation, Sun offered the bank's minority owners an opportunity to exchange their bank shares for shares of Sun. The exchange ratio was based on 150% of the bank's adjusted book value. As a result of the share exchange, the minority owners of Valley First became shareholders of Sun. About 298,000 new shares of Capitol's common stock were issued in this transaction.

     While it is likely that similar exchange transactions may occur in the future as some banks reach their 36th month of operation, any such transactions depend upon whether Sun (or one of its subsidiary bank holding companies) offers such an exchange and whether minority shareholders vote in favor of it on a transaction-by-transaction basis.

     Total stockholders' equity approximated $52.7 million at year-end 2000, an increase of $2.7 million for the year. During 2000, Sun repurchased 134,200 shares of its common stock for cash consideration of $1.3 million and is reflected as treasury stock and a deduction from stockholders' equity at December 31, 2000. No cash dividends have been paid. Future payment of dividends, if any, is subject to approval by Sun's board of directors and capital adequacy.

              [The remainder of this page intentionally left blank]

     Sun's capital structure consists of these primary elements:

     *    Minority interests in consolidated subsidiaries, and
     *    Stockholders' equity.

               1996      1997      1998      1999      2000
               ----      ----      ----      ----      ----
               5.2       11.7      36.0      71.4      79.9

     Total capitalization at year-end 2000 amounted to $79.9 million or 15.2% of total assets. This compares to $71.4 million at year-end 1999.

     A significant source of capital has been investments provided by minority shareholders in the subsidiaries which are consolidated for financial reporting purposes. Total minority interests in consolidated subsidiaries amounted to $27.2 million at year-end 2000, an increase of $5.9 million from the $21.4 million level at year-end 1999. These minority interests approximated $9.4 million at the end of 1998. The increases in these periods are the result of Sun's strategy of starting new banks and bank development companies with less than 100% ownership by Sun.

     Sun and each of its banks and bank development subsidiaries are subject to a complex series of regulatory rules and requirements which require specific levels of capital adequacy at the bank level and on a consolidated basis. Under those rules and regulations, banks are categorized as WELL CAPITALIZED, ADEQUATELY CAPITALIZED or INADEQUATELY CAPITALIZED using several ratio measurements, including a risk-weighting approach to assets and commitments. Banks falling into the INADEQUATELY CAPITALIZED category are subject to the prompt corrective action provisions of the FDIC Improvement Act, which can result in significant regulatory agency intervention and other adverse action. Although it is permissible to maintain capital adequacy at the ADEQUATELY CAPITALIZED level, Sun operates with the objective of its banks meeting the WELL CAPITALIZED standard. The well capitalized banks benefit from lower FDIC deposit insurance costs and less restrictive limitations on some banking activities.

     New banks, as a condition of regulatory charter approval, are required to maintain higher ratios of capital adequacy. Generally, they are required to keep a ratio of capital to total assets of not less than 8% for their first three years of operation.

     In the opinion of management, all of the affiliated banks met the criteria to be classified as WELL CAPITALIZED at year-end 2000.

              [The remainder of this page intentionally left blank]

TRENDS AFFECTING OPERATIONS

     The most significant trends which can impact the financial condition and results of operations of financial institutions are changes in market rates of interest and changes in general economic conditions.

     Changes in interest rates, either up or down, have an impact on net interest income (plus or minus), depending on the direction and timing of such changes. At any point in time, there is an imbalance between interest rate-sensitive assets and interest rate-sensitive liabilities. This means that when interest rates change, the timing and magnitude of the effect of such interest rate changes can alter the relationship between asset yields and the cost of funds. This timing difference between interest rate-sensitive assets and interest rate-sensitive liabilities is characterized as a "gap" which is quantified by the distribution of rate-sensitive amounts within various time periods in which they reprice or mature. The following table summarizes the consolidated financial position in relation to "gap" at December 31, 2000 (in $1,000s):

                                                                    Interest Rate Sensitivity
                                                      ------------------------------------------------------
                                                       0 to 3    4 to 12      1 to 5      Over
                                                       Months     Months       Years     5 years     Total
                                                      ---------  ---------   ---------  ---------  ---------
Assets
     Federal funds sold                               $  32,027                                    $  32,027
     Interest-bearing deposits with banks                15,824  $     125                            15,949
     Loans held for resale                                6,610                                        6,610
     Investment securities                                1,599      6,985   $   3,985  $   1,040     13,609
     Portfolio loans:
         Commercial                                     216,270     27,357     153,723      1,706    399,056
         Real estate mortgage                            13,163         20         243        287     13,713
         Installment                                        676      4,281       4,618                 9,575
     Non-earning assets and other                                                                     36,294
                                                      ---------  ---------   ---------  ---------  ---------
                  Total assets                        $ 286,169  $  38,768   $ 162,569  $   3,033  $ 526,833
                                                      =========  =========   =========  =========  =========
Liabilities and stockholders' equity
     Interest-bearing deposits:
         Time deposits over $100,000                  $  31,619  $  70,337   $  24,249             $ 126,205
         Time deposits under $100,000                    12,354     36,863      18,372  $      53     67,642
         All other interest-bearing deposits            162,835                                      162,835
                                                      ---------  ---------   ---------  ---------  ---------
         Total interest-bearing deposits                206,808    107,200      42,621         53    356,682
     Noninterest-bearing liabilities                                                                  90,211
     Minority interests in consolidated subsidiaries                                                  27,246
     Stockholders' equity                                                                             52,694
                                                      ---------  ---------   ---------  ---------  ---------
                  Total liabilities and
                  stockholders' equity                $ 206,808  $ 107,200   $  42,621  $      53  $ 526,833
                                                      =========  =========   =========  =========  =========

Interest rate sensitive period gap                    $  79,361  $ (68,432)  $ 119,948  $   2,980

Interest rate sensitive cumulative gap                $  79,361  $  10,929   $ 130,877  $ 133,857

Period rate sensitive assets/period rate sensitive
liabilities                                                1.38       0.36        3.81      57.23

Cumulative rate sensitive assets/cumulative rate
sensitive liabilities                                      1.38       1.03        1.37       1.38

Cumulative gap to total assets                            15.06%      2.07%      24.84%     25.41%

     The "gap" changes daily based upon changes in the underlying assets and liabilities at the banks. Analyzing exposure to interest rate risk is prone to imprecision because the "gap" is constantly changing, the "gap" differs at each of the banks, and it is difficult to predict the timing, amount and direction of future changes in market interest rates and the corresponding effect on customer behavior.

     The banks endeavor to manage and monitor interest rate risk in concert with market conditions and risk parameters. Management strives to maintain a reasonably balanced position of interest rate-sensitive assets and liabilities. The banks have not engaged in speculative positions through the use of derivatives in anticipation of interest rate movements. In, for example, periods of relatively lower interest rates, the banks emphasize variable rate loans and time deposits to the extent possible in a competitive environment; however, competitive influences often result in making fixed rate loans, although the banks seek to limit the duration of such loans. Similarly, low interest rates generally make competition more intense for deposits, since loan demand will typically increase during periods of lower rates and, accordingly, result in higher interest costs on deposits, adversely impacting interest margins. Future interest rates and the impact on earnings are difficult to predict. In addition to interest rate risk relating to interest-bearing assets and liabilities, changes in interest rates also can impact future transaction volume of loans and deposits at the banks. For activities which are influenced by levels of interest rates for transaction volume (for example, origination of residential mortgage loans), pricing margins and demand can become impacted significantly by changes in interest rates.

     As a means of monitoring and managing exposure to interest rate risk, management uses a computerized simulation model which is intended to estimate pro forma effects of changes in interest rates. Using the simulation model, the following table illustrates, on a consolidated basis, changes which would occur in annual levels of interest income, interest expense and net interest income assuming one hundred and two hundred basis point ("bp") parallel increases and decreases in interest rates (in $1,000s):

                             Pro Forma
                             Assuming         Pro Forma Effect of         Pro Forma Effect of
                             No Change      Interest Rate Increases    Interest Rate Decreases
                            in Interest     -----------------------    -----------------------
                               Rates          +100 bp   +200 bp           -100 bp   -200 bp
                              -------         -------   -------           -------   -------
Interest income               $76,337         $81,021   $85,698           $71,650   $66,961
Interest expense               36,332          41,284    46,236            31,380    26,428
                              -------         -------   -------           -------   -------

Net interest income           $40,005         $39,737   $39,462           $40,270   $40,533
                              =======         =======   =======           =======   =======

     The pro forma analysis above is intended to quantify theoretical changes in interest income based on stated assumptions. The pro forma analysis excludes the effect of numerous other variables such as borrowers' ability to repay loans, the ability of banks to obtain deposits in a radically changed interest rate environment and how management would revise its asset and liability management priorities in concert with rate changes.

     In January 2001, the Open Market Committee of the Federal Reserve Board decreased interbank interest rates on two separate dates, for a total decrease of 100 basis points. While the pro forma analysis above is intended to estimate the impact of an immediate 100 and 200 basis point change in rates, actual results will be different. Those results will differ (and may be materially different) because a sudden rate change in market rates does not result in an instantaneous parallel shift in rates on loans and deposits at banks. Further, any financial model intended to estimate the impact of interest rate changes will not necessarily incorporate other variables, including management's efforts to manage its asset and liability interest rate sensitivity, nor customer behavior.

     General economic conditions also have a significant impact on both the results of operations and the financial condition of financial institutions. Economic conditions nationally and in the banks' local markets have remained relatively stable and positive. Local economic conditions, and to some extent national economic conditions, have a significant impact on levels of loan demand as well as the ability of borrowers to repay loans and the availability of funds for customers to make deposits. Throughout 2000, 1999 and 1998, the U.S. economy continued to prosper in what has developed into the longest peacetime economic expansion in history. With worldwide economic conditions currently unstable, the duration of the current economic expansion period in the United States is questionable.

     Continuing consolidation of the banking industry on a national basis, and in the markets of Sun's banks, has presented opportunities for growth. As a result of consolidation of the banking industry, coupled with the closure of branch locations by larger institutions and conversion of customer relationships into perceived `commodities' by the larger banks, many customer relationships have been displaced, generating opportunities for development by the banks. For many retail customers, banking services have become a commodity in an environment that is dominated by larger mega-bank or mass-merchandising institutions. For the professional, entrepreneur and other customers seeking a more service-oriented, customized banking relationship, Sun's banks fill that need through their focus on single-location banks with full, local decision-making authority. As the banks focus on service delivery and keeping their size at a manageable level, only a modest market share of deposits and loan activity is necessary to achieve profitability and investor-oriented earnings performance.

     Start-up banks generally incur operating losses during their early periods of operations. Recently-formed start-up banks will detract from consolidated earnings performance and additional start-up banks formed in 2001 and beyond will similarly negatively impact short-term profitability. On a consolidated basis, such operating losses reduce net income by the pro rata share of Sun's ownership percentage in those banks. When those banks become profitable, their operating results will contribute to consolidated earnings to the extent of Sun's ownership percentage.

     Commercial banks continue to be subject to significant regulatory requirements which impact current and future operations. In addition to the extent of regulatory interaction with financial institutions, extensive rules and regulations governing lending activities, deposit gathering and capital adequacy (to name a few), translate into a significant cost burden of financial institution regulation. Such costs include the significant amount of management time and expense which is incurred in maintaining compliance and developing systems for compliance with those rules and regulations as well as the cost of examinations, audits and other compliance activities.

     Premiums for FDIC insurance have historically been significant costs of doing business as financial institutions, but in recent years, deposit insurance premiums have been maintained at a stable and modest level. Future deposit insurance premium levels are difficult to predict inasmuch as deposit insurance premiums will be determined based on general economic conditions, the relative health of the banking and financial institution industry and other unpredictable factors. It is reasonable to expect that deposit insurance premiums will increase at some point in the future. The future of financial institution regulation, and its costs, is uncertain and difficult to predict.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Through December 27, 2001, there have been no changes in or disagreements with accountants on accounting or financial disclosure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Quantitative and qualitative disclosures about market risk are included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Trends Affecting Operations" beginning on pages 68 and 77-78 and on page 61 under the caption "Cautionary Statement About Forward-Looking Statements".

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     Sun is already included in Capitol's consolidated financial statements. Unaudited pro forma consolidated financial information follow, illustrating the exchange and Capitol's purchase of the minority interest of Sun (adjusted for Sun's pending share exchange with the minority shareholders of Mesa Bank), which is being accounted for under the purchase method of accounting, as if it had occurred effective September 30, 2001 (shown on page 80) and at the beginning of 2000 (shown on page 82). The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended September 30, 2001 are not necessarily indicative of results for the year ending December 31, 2001 or any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange. However, because Sun and Capitol are already related and already share some executives and common systems, material potential cost savings and other synergies are not expected upon completion of the share exchange.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
Capitol Bancorp Ltd. and Subsidiaries
September 30, 2001

                                                                  Pro Forma
                                                                 Adjustments                    Pro Forma
                                                                  Regarding                    Adjustments
(in $1,000s, except share and per-share data)     Historical      Mesa Bank      Pro Forma      Regarding
                                                    Amounts         Share        Historical     Sun Share       Pro Forma
                                                  as Reported     Exchange        Amounts        Exchange        Amounts
                                                  -----------     --------      -----------     ----------     -----------
ASSETS

Cash and cash equivalents                         $   186,513                   $   186,513                    $   186,513
Loans held for resale                                  42,319                        42,319                         42,319
Investment securities                                  43,865                        43,865                         43,865
Portfolio loans                                     1,660,042                     1,660,042                      1,660,042
  Less allowance for loan losses                      (21,849)                      (21,849)                       (21,849)
                                                  -----------                   -----------                    -----------
  Net portfolio loans                               1,638,193                     1,638,193                      1,638,193
Premises and equipment, net                            16,698                        16,698                         16,698
Goodwill, net                                           8,011     $    894 A          8,905     $   10,699 B        19,604
Other assets                                           39,780                        39,780          1,102 B        40,882
                                                  -----------     --------      -----------     ----------     -----------

TOTAL ASSETS                                      $ 1,975,379     $    894      $ 1,976,273     $   11,801     $ 1,988,074
                                                  ===========     ========      ===========     ==========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits                                        $ 1,687,494                   $ 1,687,494                    $ 1,687,494
  Debt obligations                                     77,437                        77,437                         77,437
  Other liabilities                                    16,758                        16,758     $      438 C        17,196
                                                  -----------                   -----------     ----------     -----------
    Total liabilities                               1,781,689                     1,781,689            438       1,782,127

Trust-preferred securities                             48,606                        48,606                         48,606

Minority interests in consolidated subsidiaries        67,182     $    894 A         68,076        (31,373)D        36,703

Stockholders' equity:
  Common stock                                         67,631                        67,631         42,737 E       110,368
  Retained earnings                                    11,996                        11,996                         11,996
  Other, net                                           (1,725)                       (1,725)                        (1,725)
                                                  -----------                   -----------     ----------     -----------
    Total stockholders' equity                         77,902                        77,902         42,737         120,639
                                                  -----------     --------      -----------     ----------     -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $ 1,975,379     $    894      $ 1,976,273     $   11,801     $ 1,988,074
                                                  ===========     ========      ===========     ==========     ===========

Number of common shares issued and outstanding      7,823,690                     7,823,690      2,719,858      10,543,548
                                                  ===========                   ===========     ==========     ===========

Book value per Capitol share                           $9.957                   $     9.957                    $    11.442
                                                  ===========                   ===========                    ===========

Pro forma equivalent book value per Sun share                                                                  $     8.398
                                                                                                               ===========

THE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET ARE AN INTEGRAL PART OF THIS PRO FORMA PRESENTATION.

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NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET:

(in $1,000s, except share data)

A -- Additional goodwill arising from Sun's share exchange with the minority shareholders of Mesa Bank. effective October 31, 2001.

B -- Allocation of purchase price associated with proposed share exchange

       Net estimated proceeds from issuance of common stock
         and stock options resulting from proposed share
         exchange (see Note E below)                                   $ 42,737
       Less estimated book value of underlying net assets               (30,935)
       Less estimated fair value of indentifiable intangible
         assets (net of income tax effect)                               (1,102)
                                                                       --------
       Resultant goodwill arising from proposed share exchange         $ 10,699
                                                                       ========

     Based on current estimates, there are no indentifiable intangible assets other than the estimated deposit core intangible. The net book value of all other assets and liabilities of Sun and its subsidiaries approximate estimated fair value.

C -- Estimated expenses of the proposed share exchange:

       Financial advisors and other consultants                        $    318
       Legal counsel                                                         60
       Independent accountants                                               10
       Filing fees, printing and other costs                                 50
                                                                       --------
                                Total                                  $    438
                                                                       ========

D -- Elimination of minority interests associated with Sun's shareholders other than Capitol.

E -- Estimated net proceeds applicable to proposed share exchange with Sun's shareholders other than Capitol:

       Issuance of 2,719,858 shares of Capitol common stock in
         proposed share exchange                                       $ 38,897
       Estimated fair value of approximately 853,000 stock
         options of Capitol to be issued in exchange for stock
         options of Sun as part of proposed share exchange                4,278
       Estimated expenses of the proposed share exchange
         (see Note C above)                                                (438)
                                                                       --------
                                Total                                  $ 42,737
                                                                       ========

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Unaudited Pro Forma Condensed Statements of Operations
Capitol Bancorp Ltd. and Subsidiaries

                                                   Nine Months Ended September 30, 2001            Year Ended December 31, 2000
                                                  ---------------------------------------     --------------------------------------
(in $1,000s, except share and per-share data)     Historical                                  Historical
                                                   Amounts      Pro Forma      Pro Forma       Amounts      Pro Forma     Pro Forma
                                                 as Reported   Adjustments      Amounts      as Reported   Adjustments      Amounts
                                                  ----------    ----------    -----------     ----------    ----------    ----------
Interest income                                   $  115,766                  $   115,766     $  132,311                  $  132,311
Interest expense                                      56,894                       56,894         65,912                      65,912
                                                  ----------                  -----------     ----------                  ----------
  Net interest income                                 58,872                       58,872         66,399                      66,399
Provision for loan losses                              5,637                        5,637          7,216                       7,216
                                                  ----------                  -----------     ----------                  ----------
  Net interest income after provision for
    loan losses                                       53,235                       53,235         59,183                      59,183
Noninterest income                                     6,994                        6,994          6,137                       6,137
                                                                                                                          ----------
Noninterest expense                                   47,358           250 A       47,608         52,846           334 A      53,180
                                                  ----------    ----------    -----------     ----------    ----------    ----------
  Income before federal income taxes
    and minority interest                             12,871          (250)        12,621         12,474          (334)       12,140
Federal income taxes                                   4,238           (85)         4,153          4,289          (114)        4,175
                                                  ----------    ----------    -----------     ----------    ----------    ----------
  Income before minority interest                      8,633          (165)         8,468          8,185          (220)        7,965
Minority interest in net income of consolidated
  subsidiaries                                          (878)          726 B         (152)          (150)          404 B         254
                                                  ----------    ----------    -----------     ----------    ----------    ----------

  NET INCOME                                      $    7,755    $      561    $     8,316     $    8,035    $      183    $    8,218
                                                  ==========    ==========    ===========     ==========    ==========    ==========

  NET INCOME PER SHARE:
     Basic                                        $     1.00                  $      0.79     $     1.14                  $     0.84
                                                  ==========                  ===========     ==========                  ==========
     Diluted                                      $     0.98                  $      0.78     $     1.13                  $     0.83
                                                  ==========                  ===========     ==========                  ==========
     Pro forma equivalent per Sun share:
       Basic                                                                  $      0.58                                 $     0.62
                                                                              ===========                                 ==========
       Diluted                                                                $      0.57                                 $     0.61
                                                                              ===========                                 ==========
Average number of common shares outstanding
  for purposes of computing basic net income
  per share--denominator for basic net income
  per share                                        7,769,316     2,719,858 C   10,489,174      7,064,830     2,719,858 C   9,784,688
Effect of dilutive securities--stock options
  and warrants                                       151,008        70,500 D      221,508         49,622        70,500 D     120,122
                                                  ----------    ----------    -----------     ----------    ----------    ----------
Average number of common shares and dilutive
  securities for purposes of computing diluted
  net income per share--denominator for diluted
  net income per share                             7,920,324     2,790,358     10,710,682      7,114,452     2,790,358     9,904,810
                                                  ==========    ==========    ===========     ==========    ==========    ==========

NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS:

A -- Amount represents pro forma amortization of indentifiable intangible assets resulting from proposed share exchange, assuming estimated 5-year useful life. In accordance with SFAS 142, unidentifiable intangible assets (that is, goodwill) will no longer be amortized. Instead, for periods after 2001, goodwill will be reviewed periodically for impairment. Impairment of goodwill will be recorded through write-down of the asset when the amount of the impairment is determined.

B -- Amount represents reduction in earnings attributable to Sun's minority interests due to proposed share exchange between Capitol and Sun.

C -- Assumes issuance of 2,719,858 shares of Capitol common stock in proposed share exchange with Sun's shareholders other than Capitol.

D -- Estimated pro forma effect of the issuance of approximately 853,000 stock options of Capitol in exchange for stock options of Sun, in conjunction with proposed share exchange, using the treasury stock method.

                                  THE EXCHANGE

GENERAL

     The Boards of Directors of Sun and Capitol are using this proxy statement/prospectus to solicit proxies from their respective shareholders for use at the shareholders' meetings of Sun and Capitol.

     At Sun's shareholders' meeting to be held on __________, 2002, Sun's shareholders will be asked to approve the exchange. The Plan of Share Exchange provides for Sun's shareholders to exchange common stock of Sun not owned by Capitol for Capitol common stock. Upon consummation of the exchange, Sun will become a wholly-owned subsidiary of Capitol. In the exchange, Sun shareholders will receive shares of Capitol's common stock. Capitol's shareholders are also being asked to approve the exchange at Capitol's shareholders' meeting also to be held on ____________, 2002.

MATERIAL CONTRACTS OR UNDERSTANDINGS BETWEEN CAPITOL AND SUN

     In 1997, Sun entered into an antidilution agreement with Capitol. Under the terms of the antidilution agreement, Capitol has the right to purchase additional shares of Sun's common stock, when Sun issues previously unissued Sun shares to shareholders other than Capitol. Capitol is entitled to purchase shares of Sun at a price equal to the per-share value ascribed to the shares issued to shareholders other than Capitol, at a ratio based on 51% of the total number of new shares being issued by Sun (including the shares to be purchased by Capitol). Capitol's purchase price for such shares is to be paid to Sun in cash.

     In June 2001, Capitol entered into a stock option call agreement with Joseph D. Reid, Capitol's (and Sun's) Chairman and Chief Executive Officer. This agreement assigns Capitol a right to call stock options of Sun held by Joseph D. Reid. The call agreement has the effect of permitting Capitol to exercise such stock options contingent upon a directive from the Federal Reserve Board requiring Capitol to increase its ownership position in Sun. As of November 16, 2001, no such directive has been issued by the Federal Reserve Board. The effect of the agreement is that Capitol could currently increase its ownership in Sun to materially exceed 50%. It is anticipated that this agreement will be cancelled upon completion of the proposed exchange.

     Capitol and Sun also share some key executives, common directors and common systems.

BACKGROUND OF THE EXCHANGE

     The concept of a potential share exchange transaction with Capitol was discussed initially on an informal basis in August 2001. Capitol expressed a willingness to extend an offer of an exchange. The objectives of the potential exchange are to enable shareholders of Sun to achieve better liquidity in their investment, a current dividend and to accomplish such an exchange on a tax-free basis. Without the exchange, shareholders of Sun will continue to hold Sun stock which has more limited market activity and is more thinly traded than Capitol's common stock. Capitol has paid quarterly cash dividends throughout the past five years (although there is no assurance cash dividends will be paid in the future).

     When considering the possibilities of a potential share exchange transaction involving Capitol and Sun's shareholders other than Capitol, the Boards of Directors of Sun and Capitol each noted the conflict of interests between Capitol and Sun in such a transaction, because of the existing ownership of Sun by Capitol and that Capitol and Sun have some directors in common, in addition to having common executive management and shared systems. Because of that perceived conflict, the Boards of Directors of Sun and Capitol each formed independent board committees to explore the possibilities of a potential share exchange transaction between Sun and Capitol. Those committees were formed in early November 2001. Each of the committees is comprised of three independent directors. Each committee selected and appointed an investment banking firm in the capacity of financial advisor to their respective committee, the objective of which is the issuance of the respective firms' opinion as to whether the proposed exchange is fair to Sun's or Capitol's shareholders from a financial point of view. Sun's special board committee selected the firm of Friedman, Billings, Ramsey & Co., Inc. (FBR). FBR has not previously been engaged by Sun for market making or other transactions. Capitol's special board committee selected the firm of Stifel, Nicolaus & Company, Incorporated (Stifel). Capitol has had prior transactions with Stifel, most recently, participation in a private placement of pooled trust-preferred securities. Stifel is a market-maker in Capitol's common stock and Capitol Trust I, a subsidiary of Capitol. Stifel has also published research reports and an investment rating on Capitol's common stock.

     Consensus between Capitol's and Sun's Directors who are not employees or officers of Capitol was reached on November 16, 2001, to approve the proposed exchange subject only to:

     - obtaining independent opinions that the proposed share exchange is fair to Sun's and Capitol's shareholders from a financial point of view; and

     - obtaining approval for the proposed exchange by a majority of Sun's shares not already owned by Capitol and by Capitol's shareholders.

     On November 16, 2001, the Sun and Capitol Boards approved the Plan of Share Exchange and agreed to call separate shareholder meetings for a vote of the respective shareholders to approve the Plan of Share Exchange.

     Sun's Board of Directors has not solicited or received any other proposals for the potential exchange or sale of Sun's shares of common stock which are not owned by Capitol. If other proposals were under consideration for sale or exchange of Sun's shares to an entity other than Capitol, Capitol would be permitted to vote its shares of Sun. By virtue of Capitol's control of Sun, it is likely that Capitol would not vote its shares of Sun in favor of any other proposals regarding a share exchange or sale of the minority interest in Sun to another party. In addition, Capitol currently has no intentions of selling its interest in Sun. Hence, the only proposal under consideration is Capitol's proposal.

SUN'S REASONS FOR THE EXCHANGE.

     Sun's reasons for the exchange are that the shareholders of Sun will be best served by the exchange in order to maximize their shareholder value and to provide them:

     . better protection through diversification geographically and by customer base through Capitol's subsidiary banks rather than dependence upon the resources of Sun's sole emphasis in the southwestern United States.

     . the Sun shareholders will receive Capitol's common stock which is more widely traded, providing Sun's shareholders improved liquidity and a history of cash dividends. Sun common stock has seen limited public market activity and has not paid any cash dividends. Sun shareholders who choose to do so may continue to hold the Capitol stock they receive in the exchange without being forced to have their investment reduced by the immediate recognition of a capital gains tax.

CAPITOL'S REASONS FOR THE EXCHANGE

     Capitol believes that Sun's profitability will increase. As noted elsewhere in this proxy statement/prospectus, while Sun's assets are reported as part of Capitol's assets for purposes of its consolidated financial statements, Sun's income or loss is attributed to Capitol only in the percentage which Capitol owns of Sun common stock. Capitol desires to acquire the remainder of Sun's common stock so that Capitol can include 100% of Sun's income or loss in Capitol's consolidated income statement.

TERMS OF THE PLAN OF SHARE EXCHANGE

     Terms of the exchange are set forth in the Plan of Share Exchange. The Plan of Share Exchange is included as Annex A to this proxy statement/prospectus. You should review the Plan of Share Exchange in its entirety. The exchange ratio is based on an assumed value of $10.497 for each share of Sun common stock and a value of $14.301 for each share of Capitol common stock. These assumed values are based on the arithmetic average of the closing prices of the common stock of Sun and Capitol for the period of October 5, 2001 through November 2, 2001 as reported by the Nasdaq National Market, Inc. These share values result in an exchange ratio whereby Sun shareholders (other than Capitol) will receive .734 shares of Capitol for each share of Sun common stock. Outstanding stock options of Sun will be exchanged for stock options of Capitol with the same vesting and expiration dates.

     The effectiveness of the Plan of Share Exchange is subject to the following conditions:

     . approval of the Plan of Share Exchange by a majority of the outstanding shares of common stock of Sun (exclusive of the shares held by Capitol);

     . approval of the Plan of Share Exchange by a majority of the outstanding shares of common stock of Capitol;

     . the registration statement on Form S-4 registering the shares of Capitol common stock to be issued in the exchange, of which this proxy statement/prospectus forms a part, must have been declared effective by the Securities and Exchange Commission;

     . receipt by Sun of an opinion of a recognized firm of financial advisors that the Plan of Share Exchange is fair from a financial point of view to the shareholders of Sun; and

     . receipt by Capitol of an opinion of a recognized firm of financial advisors that the Plan of Share Exchange is fair from a financial point of view to the shareholders of Capitol.

SUN'S BOARD RECOMMENDATION

     SUN'S BOARD HAS DETERMINED THAT THE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF SUN'S SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF SHARE EXCHANGE.

     In reaching its conclusion to approve the Plan of Share Exchange, Sun's board consulted with Sun's management, as well as with its financial and legal advisors, and considered the factors described under "Sun's Reasons for the Exchange" and a number of additional factors, including the following:

          (i) Sun's board considered the effectiveness of the Plan of Share Exchange in implementing and accelerating Sun's basic long-term growth strategy.

          (ii) Sun's board analyzed the financial condition, business and prospects of Sun and Capitol, including, but not limited to, information with respect to their respective recent and historic stock and earnings performance and their respective access to the capital markets. Sun's board considered the detailed financial analyses, pro forma and other information with respect to Sun and Capitol discussed by its financial advisors, as well as Sun's board's own knowledge of Sun, Capitol and their respective businesses. In light of the shared operating platforms and comingled management of Sun and Capitol, Sun's board did not require a formal due diligence review of Capitol's business. Sun's board also considered the likelihood that the Plan of Share Exchange, on a pro forma basis, would be immediately accretive to the Sun's stand-alone 2002 earnings per share, and that potential near-term dilution in the combined company's earnings per share would be offset over time due to the anticipated strong earnings growth trajectory embedded within Sun.

          (iii) Sun's board considered the oral opinion of FBR, subsequently confirmed in writing, that, as of November 16, 2001, the Plan of Share Exchange was fair to holders of Sun common stock from a financial point of view. See "Opinion of Sun's Financial Advisor".

          (iv) Sun's board considered the effect on the shareholders' value of Sun continuing as a stand-alone entity compared to the effect of Sun combining with Capitol in light of the factors summarized above with respect to the financial condition and prospects of the two companies on a stand-alone basis and of the combined company, and the current economic and financial environment.

          (v) Sun's board considered the potential anticipated cost savings and continued realization of operating efficiencies available to the combined company from the Plan of Share Exchange.

          (vi) Sun's board considered the effect of the Plan of Share Exchange on Sun's other constituencies, including its senior management and other employees and the communities and customers served by Sun.

          The foregoing discussion of the information and factors considered by Sun's board is not intended to be exhaustive but is believed to include all material factors considered by Sun's board. In reaching its determination to approve and recommend the Plan of Share Exchange, Sun's board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Plan of Share Exchange, considering, among other things, the matters discussed above and the opinion of FBR referred to above, a majority of Sun's board approved and adopted the Plan of Share Exchange, as being in the best interests of Sun and its shareholders. A majority of Sun's board recommends that holders of Sun Common Stock vote "FOR" approval and adoption of the Plan of Share Exchange.

CAPITOL'S BOARD RECOMMENDATION

     CAPITOL'S BOARD HAS DETERMINED THAT THE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF CAPITOL'S SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF SHARE EXCHANGE.

     In reaching its conclusion to approve the Plan of Share Exchange, Capitol's board consulted with Capitol's management, as well as with its financial and legal advisors, and considered the factors described under "Capitol's Reasons for the Exchange" and a number of additional factors, including the following:

          (i) Capitol's board considered the effectiveness of the Plan of Share Exchange in implementing and accelerating Capitol's basic long-term growth strategy and equity allocation initiatives.

          (ii) Capitol's board analyzed the financial condition, business and prospects of Capitol and Sun, including, but not limited to, information with respect to their respective recent and historic stock and earnings performance and their respective access to the capital markets. Capitol's board considered the detailed financial analyses, pro forma and other information with respect to Capitol and Sun discussed by its financial advisors, as well as the Capitol board's own knowledge of Capitol, Sun and their respective businesses. In light of the shared operating platforms and comingled management of Capitol and Sun, Capitol's board did not require a formal due diligence review of Sun's business. Capitol's board also considered the likelihood that the Plan of Share Exchange, on a pro forma basis, would be immediately accretive to Capitol's current book value per share while enhancing Capitol's current common equity ratios, and that potential near-term dilution in the combined company's earnings per share would be offset over time due to the anticipated strong earnings growth trajectory embedded within Sun.

          (iii) Capitol's board considered the oral opinion of Stifel, subsequently confirmed in writing, that, as of November 16, 2001, the Plan of Share Exchange was fair to holders of Capitol common stock from a financial point of view. See "Opinion of Capitol's Financial Advisor".

          (iv) Capitol's board considered the effect on Capitol shareholders' value of Capitol continuing as a stand-alone entity compared to the effect of Capitol combining with Sun in light of the factors summarized above with respect to the financial condition and prospects of the two companies on a stand-alone basis and of the combined company, and the current economic and financial environment.

          (v) Capitol's board considered the potential anticipated cost savings and continued realization of operating efficiencies available to the combined company from the Plan of Share Exchange.

          (vi) Capitol's board considered the effect of the Plan of Share Exchange on Capitol's other constituencies, including its senior management and other employees and the communities and customers served by Capitol.

          The foregoing discussion of the information and factors considered by Capitol's board is not intended to be exhaustive but is believed to include all material factors considered by Capitol's board. In reaching its determination to approve and recommend the Plan of Share Exchange, Capitol's board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Plan of Share Exchange, considering, among other things, the matters discussed above and the opinion of Stifel referred to above, a majority of Capitol's board approved and adopted the Plan of Share Exchange, as being in the best interests of Capitol and its shareholders. A majority of Capitol's board recommends that holders of Capitol Common Stock vote "FOR" approval and adoption of the Plan of Share Exchange.

ACCOUNTING TREATMENT

     Capitol's acquisition of the shares of Sun not already owned by Capitol will be treated as the acquisition of a minority interest using the purchase method of accounting.

PRO FORMA DATA

     Because Sun is already a controlled subsidiary of Capitol, it is already included in Capitol's consolidated financial statements. Unaudited pro forma consolidated financial information is presented in this document, illustrating the exchange and Capitol's purchase of the minority interest of Sun (adjusted for Sun's pending share exchange with the minority shareholders of Mesa Bank), which is being accounted for under the purchase method of accounting, as if it had occurred effective September 30, 2001 (shown on page 23) and at the beginning of 2000 (shown on page 24). The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended September 30, 2001 are not necessarily indicative of results for the year ending December 31, 2001 or any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange. However, because Sun and Capitol are already related and already share some executives and common systems, potential cost savings and other synergies are not expected to be material upon completion of the share exchange.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The income tax discussion below represents the opinion of Strobl Cunningham Caretti & Sharp, P.C., tax counsel to Capitol, on the material federal income tax consequences of the exchange. This discussion is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, counsel did not address tax consequences that arise from rules that do not apply generally to all taxpayers or to some classes of taxpayers, or tax consequences that are generally assumed to be known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

     This discussion also is based upon certain representations made by Sun and Capitol. You should read carefully the full text of the tax opinion of Strobl Cunningham Caretti & Sharp, P.C. The opinion is included in this proxy statement/prospectus as Annex D. This discussion also assumes that the exchange will be effected pursuant to applicable state law and otherwise completed according to the terms of the Plan of Share Exchange. You should not rely upon this discussion if any of these factual assumptions or representations is, or later becomes, inaccurate.

     This discussion also assumes that shareholders hold their shares of Sun common stock as a capital asset and does not address the tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws. Shareholders receiving special treatment include:

     .    banks;

     .    tax-exempt organizations;

     .    insurance companies;

     .    dealers in securities or foreign currencies;

     . Sun shareholders who received their Sun common stock through the exercise of employee stock options or otherwise as compensation;

     .    Sun shareholders who are not U.S. persons; and

     . Sun shareholders who hold Sun common stock as part of a hedge, straddle or conversion transaction.

     The discussion also does not address any consequences arising under the laws of any state, locality or foreign jurisdiction.

     Based on the assumptions and representations above, it is the opinion of Strobl Cunningham Caretti & Sharp, P.C., tax counsel to Capitol, that:

     *    the exchange will qualify as a reorganization within the meaning of
          Section 368(a)(1)(B) of the Internal Revenue Code;

     * no gain or loss will be recognized by the shareholders of Sun who exchange their Sun common stock solely for Capitol common stock (except with respect to cash received instead of a fractional share of Capitol common stock);

     * the aggregate tax basis of the Capitol common stock received by Sun shareholders who exchange all of their Sun common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the Sun common stock surrendered in exchange (reduced by any amount allocable to a fractional share of Capitol common stock for which cash is received);

     * the holding period of the Capitol common stock received will include the holding period of shares of Sun common stock surrendered in exchange; and

     * a holder of Sun common stock that receives cash instead of a fractional share of Capitol common stock will, in general, provided the redemption is not essentially equivalent to a dividend under
          Section 302(b)(1) of the Internal Revenue Code, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the holder's tax basis in shares of Sun common stock allocable to the fractional share; this gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the Sun common stock exchanged for the fractional share of Capitol common stock satisfies the long-term holding period requirement.

     The tax opinion of Strobl Cunningham Caretti & Sharp, P.C. is not binding upon the Internal Revenue Service or the courts. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE EXCHANGE TO YOU WILL DEPEND ON YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

REGULATORY MATTERS

     As a bank holding company, Capitol is subject to regulation by the Federal Reserve Board. Federal Reserve Board rules require Capitol to obtain the Federal Reserve Board's permission to acquire at least 51% of a subsidiary bank. The rules of the Federal Reserve Board do not differentiate between ownership of 51% and ownership of 100% of the stock of the subsidiary bank. Of course, Capitol received permission to acquire its controlling ownership of Sun prior to Sun commencing the business of operating as a bank holding company. Accordingly, Capitol will not be required to seek any further approval from the Federal Reserve Board for the exchange.

     It is a condition of the exchange that the shares of Capitol stock to be issued pursuant to the Plan of Share Exchange be approved for listing on the NASDAQ Stock Market, Inc., subject to official notice of issuance. An application will be filed to list Capitol's shares. Accordingly, the shares of Capitol common stock to be issued in exchange for the Sun common stock will be publicly tradable upon consummation of the exchange. There will be no restriction on the ability of a former Sun shareholder to sell in the open market the Capitol common stock received (unless the Sun shareholder is also an officer, director or affiliate of either Sun or Capitol, in which case Rule 144 and Rule 145 issued by the SEC do impose certain restrictions on the sale of Capitol common stock).

DISSENTERS' RIGHTS ARE NOT AVAILABLE

     Holders of Sun common stock are not entitled to dissenters' rights under Arizona law in connection with the exchange. Dissenters' rights under Arizona law are not available in connection with the exchange because Sun's common stock is listed on the Nasdaq National Market.

     Michigan law does not provide any dissenters' rights to Capitol shareholders who vote against the exchange.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

     This proxy statement/prospectus does not cover any resales of the Capitol common stock you will receive in the exchange, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

     All shares of Capitol common stock you will receive in the exchange will be freely transferable, except that if you are deemed to be an "affiliate" of Sun or Capitol under the Securities Act of 1933 at the time of the shareholders meeting, you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of Sun or Capitol for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Sun or Capitol, and would not include shareholders who are not officers, directors or principal shareholders of Sun or Capitol.

     The affiliates of Sun or Capitol may not sell their shares of Capitol common stock acquired in connection with the exchange except pursuant to:

     . an effective registration statement under the Securities Act covering the resale of those shares;

     .    an exemption under paragraph (d) of Rule 145 under the Securities Act;
          or

     .    another applicable exemption under the Securities Act.

     Capitol's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of Capitol common stock to be received by affiliates.

     Capitol has agreed that it will cause its board of directors to adopt resolutions consistent with the interpretive guidance of the Securities and Exchange Commission so that the assumption of Sun stock options and exchange of Sun common stock by Capitol is an exempt transaction for purposes of Section 16 of the Securities Exchange Act.

                       OPINION OF SUN'S FINANCIAL ADVISOR

     GENERAL. Pursuant to an engagement letter dated November 9, 2001 between the Special Committee of the Board of Directors (the "Committee") of Sun Community Bancorp Limited ("Sun" or the "Company") and Friedman, Billings, Ramsey & Co., Inc. ("FBR"), Sun retained FBR to act as its sole financial advisor in connection with the possible exchange of shares of common stock of Capitol Bancorp Limited ("Capitol") for all of the outstanding shares of common stock of Sun not presently owned by Capitol (the "Exchange"). As part of its engagement, FBR agreed, if requested by Sun, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Sun shares of common stock other than Capitol (the "Sun Shareholders"), of the number of shares of common stock of Capitol to be exchanged for each share of common stock of Sun not presently owned by Capitol (the "Exchange Ratio") as set forth in the Plan of Share Exchange dated as of November 16, 2001 (the "Plan").

     On November 15, 2001, FBR delivered its oral opinion to the Committee that the Exchange Ratio was fair to Sun Shareholders, from a financial point of view, as of the date of such opinion. FBR also delivered to the Sun Board of Directors (the "Sun Board") a written opinion dated as of November 16, 2001, confirming its oral opinion as of such date. FBR updated its November 16, 2001 opinion as of the date of this proxy statement/prospectus.

     The full text of FBR's written opinion to the Sun Board, dated as of the date of this proxy statement/prospectus (the "Opinion") is attached as Annex B and is incorporated herein by reference. The Opinion sets forth the assumptions made, matters considered and extent of review by FBR. It should be read carefully and in its entirety in conjunction with this proxy statement/prospectus. The following summary of FBR's opinion is qualified in its entirety by reference to the full text of the Opinion. FBR's opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the Sun Shareholders, and does not constitute a recommendation to any Sun Shareholder as to how such shareholder should vote at the Sun Special Meeting described in this proxy statement/prospectus.

     FBR is a nationally recognized specialist in the financial services industry in general, and in community banks and thrifts in particular. FBR is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. Sun selected FBR as its financial advisor based upon FBR's qualifications, expertise and reputation in such capacity.

     No limitations were imposed by Sun on FBR with respect to the investigations made or the procedures followed in rendering its opinion. FBR was not requested to and did not make any recommendation to the Committee or to Sun's Board as to the form or amount of the consideration to be paid to the Sun Shareholders in the Exchange, which was determined through arm's length negotiations between the parties. FBR was not requested to opine as to, and its opinion does not address, either Sun's or Capitol's underlying business decision to proceed with or effect the Exchange or the relative merits of the Exchange compared to any alternative transaction that might be available to either Sun or Capitol.

     FBR, in connection with rendering its opinion:

     * reviewed Sun's Annual Report to Shareholders and Annual Report on Form 10-K for each of the fiscal years ended December 31, 1998, December 31, 1999, and December 31, 2000, including the audited financial statements contained therein, and Sun's Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     * reviewed Capitol's Annual Report to Shareholders and Annual Report on Form 10-K for each of the fiscal years ended December 31, 1998, December 31, 1999 and December 31, 2000, including the audited financial statements contained therein, and Capitol's Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     * reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Sun and Capitol provided to FBR or publicly available;

     * participated in meetings and telephone conferences with members of senior management of Sun and Capitol concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters FBR believed relevant to its inquiry;

     * reviewed certain stock market information for the shares of common stock of Sun ("Sun Shares") and for the shares of common stock of Capitol ("Capitol Shares") and compared it with similar information for certain companies, the shares of common stock of which are publicly traded;

     * compared the results of operations and financial condition of Sun and Capitol with that of certain companies that FBR deemed to be relevant for purposes of the Opinion;

     * reviewed and discussed the regulatory examinations of both Sun and Capitol with their respective managements, including safety and soundness and CRA ratings;

     * reviewed the Plan and its schedules and exhibits and certain related documents;

     * reviewed the draft of Form S-4 of Capitol with respect to the Exchange and its schedules and exhibits; and

     *    performed such other reviews and analyses as FBR deemed appropriate.

     The oral and written opinions provided by FBR to Sun were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

     In connection with its review and arriving at its opinion, FBR relied upon the accuracy and completeness of the financial information and other pertinent information provided by Sun and Capitol to FBR for purposes of rendering its opinion. FBR did not assume any obligation to verify independently any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Sun and Capitol with the input of the respective managements, as well as projections of cost savings, revenue enhancements and operating synergies, FBR assumed that these materials had been reasonably prepared on bases reflecting the best available estimates and judgments of Sun and Capitol as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which FBR could formulate its opinion. Neither Sun nor Capitol publicly discloses such internal management projections of the type utilized by FBR in connection with FBR's role as financial advisor to Sun with respect to the review of the Exchange. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Sun and Capitol. Accordingly, actual results could vary significantly from those set forth in the respective projections.

     FBR does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Sun and Capitol are adequate to cover such losses. In addition, FBR does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Sun or Capitol, nor was FBR provided with such appraisals. Furthermore, FBR assumes that the Exchange will be consummated in accordance with the terms set forth in the Plan, without any waiver of any material terms or conditions by Sun, and that obtaining the necessary regulatory approvals for the Exchange will not have an adverse effect on either separate institution or the combined entity. Moreover, in each analysis that involves per share data for Sun, FBR adjusted the data to reflect the effect of the adjustment of the exercise price of outstanding Sun stock options to reflect the Exchange Ratio. For purposes of the opinion, FBR assumes, with the consent of Sun, that the Exchange will qualify as a tax-free exchange under the United States Internal Revenue Code.

     In connection with rendering the Opinion, FBR performed a variety of financial and comparative analyses, which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by FBR. Moreover, FBR believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, FBR also included assumptions with respect to general economic, financial markets and other financial conditions. Furthermore, FBR drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in FBR's analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by FBR were assigned a greater significance by FBR than any other in deriving its opinion.

     SUMMARY OF TERMS OF PROPOSED EXCHANGE: Under the terms of the Plan, each Sun Share will be converted into the right to receive Capitol Shares according to the Exchange Ratio. The Exchange Ratio is calculated by dividing the assumed value of a Sun Share by the assumed value of a Capitol Share. For purposes of this calculation, the assumed value of a Sun Share is $10.497, and the assumed value of a Capitol Share is $14.301. These assumed values were calculated by taking the arithmetic average of the closing prices of the Sun Shares and the Capitol Shares, respectively, for the period beginning October 5, 2001 and ending on November 2, 2001 as reported by the NASDAQ Stock Market, Inc. As a result, the Exchange Ratio is 0.734 Capitol Share for each Sun Share.

     SUMMARY OF RESULTS OF ANALYTICAL METHODOLOGIES: The following table summarizes the results of the principal analytical methodologies utilized by FBR in its analysis and the implications for the Sun Shareholders with respect to the proposed Exchange:

                                                                           IMPLICATIONS FOR
ANALYTICAL METHODOLOGY                               RESULT                SUN SHAREHOLDERS
----------------------                               ------                ----------------
ANALYSIS OF COMPANIES COMPARABLE TO SUN      Imputed Sun Share value       Positive
                                             of approximately $7.50 -
                                             8.50 versus Share value of
                                             $10.497 used in Exchange
                                             Ratio calculation

ANALYSIS OF COMPANIES COMPARABLE TO SUN      Imputed Capital Share         Positive
                                             value before Exchange of
                                             $17.50-$18.00 versus
                                             Share value of $14.301
                                             used in Exchange Ratio
                                             calculation

PRO FORMA EFFECT OF THE EXCHANGE PER SUN
SHARE ON:
  ESTIMATED 2001 EPS                         137% increase                 Positive
  ESTIMATED 2002 EPS                         50% increase                  Positive
  PRO FORMA BOOK VALUE PER SHARE             9.9% decrease                 Slightly Negative
  PRO FORMA TANG. BOOK VALUE PER SHARE       16.3% decrease                Slightly Negative
  CASH DIVIDEND PER SHARE                    $0.29 versus no current       Positive
                                             dividend

DISCOUNTED CASH FLOW ANALYSIS OF THE STAND-
ALONE AGGREGATE VALUE OF SUN                 Approx. $25.2 million         Positive
                                             versus $38.5 million
                                             market value of Capitol
                                             Shares received in
                                             Exchange

     COMPARABLE COMPANY ANALYSIS: FBR reviewed and compared actual stock market data and actual and estimated selected financial information for Sun with corresponding information for 17 publicly traded banks headquartered in the Western United States with total assets between $500 million and $1.0 billion which FBR deemed to be relevant (the "Sun Peer Group"). The following table represents a summary analysis of the Sun Peer Group based on market prices as of November 9, 2001 and the latest publicly available financial data as of or for the twelve months ended September 30, 2001:

                                              Mean       Median        Sun
                                              ----       ------        ---
     Total Assets ($000's)                 $711,144     $671,828     $732,824
     Tangible equity to tangible assets        8.04%        7.66%        7.68%
     Price to estimated 2001 earnings         10.75x       10.18x       29.71x
     Price to estimated 2002 earnings          9.48x        9.27x       14.64x
     Price to book value                      155.5%       148.7%       112.3%
     Price to tangible book value             164.6%       160.3%       119.2%
     Dividend yield                            1.14%        0.00%        0.00%
     Return on average assets                  1.07%        1.14%        0.20%
     Return on average equity                 13.12%       13.66%        2.43%
     Efficiency ratio                         61.41%       63.50%       79.91%

     FBR reviewed and compared actual stock market data and actual and estimated selected financial information for Capitol, both prior to and following the Exchange, with corresponding information for 40 publicly traded community commercial banks headquartered in the Midwestern and Western United States with total assets between $1.0 billion and $3.0 billion (the "Capitol Peer Group"). The following table represents a summary analysis of the Capitol Peer Group based on market prices as of November 9, 2001 and the latest publicly available financial data as of or for the last twelve months ended September 30, 2001:

                                                                          Capitol
                                                                           Before     Capitol After
                                              Mean          Median        Exchange       Exchange
                                              ----          ------        --------       --------
     Total Assets ($000's)                 $1,833,229     $1,775,280     $1,975,379     $1,981,872
     Tangible equity to tangible assets          7.51%          7.33%          3.55%          5.18%
     Price to estimated 2001 earnings           13.21x         12.78x         10.44x         12.33X
     Price to estimated 2002 earnings           11.20x         11.08x          8.79x          9.75x
     Price to book value                        174.3%         162.8%        139.46%        124.02%
     Price to tangible book value               194.9%         198.7%        155.37%        141.68%
     Dividend yield                              2.10%          2.21%          2.88%          2.88%
     Return on average assets                    1.16%          1.10%          0.57%          0.43%*
     Return on average equity                   14.16%         13.88%         14.68%          7.28%*
     Efficiency ratio                           56.30%         56.96%         67.79%         67.79%

        *Based on total assets at September 30, 2001

     PRO FORMA EFFECT OF THE EXCHANGE: FBR reviewed certain estimated future operating and financial information developed by Sun and Capitol and certain estimated future operating and financial information for the pro forma combined entity resulting from the Exchange for the twelve month periods ended December 31, 2002 through December 31, 2006. On the basis of this estimated future operating and financial information, FBR compared per share equivalent estimated earnings, pro forma book value and pro forma tangible book value and cash dividends of the resulting combined company to the stand-alone projections for Sun. The following summarizes the pro forma impact on Sun Shareholders of the Exchange on a per share equivalent basis:

                                                              Change Per
                                                               Sun Share
                                                               ---------
     Estimated 2001 earnings per share                       137% increase
     Estimated 2002 earnings per share                        50% increase
     Pro forma book value per share (9/30/01)                9.9% decrease
     Pro forma tangible book value per share (9/30/01)      16.3% decrease

     The analysis also demonstrated that the Exchange would result in the establishment of a cash dividend for Sun Shareholders equal to approximately $0.29 per Sun Share, assuming the Capitol Board maintains its current dividend policy. Additionally, the market liquidity of the Capitol Shares should increase as the number of Capitol Shares not held by directors, management and employees of both Capitol and Sun would increase by over 50%.

     DISCOUNTED CASH FLOW ANALYSIS: FBR performed a discounted cash flow analysis with regard to Sun on a stand-alone basis over a five year horizon beginning with the full year 2002. This analysis utilized a range of discount rates of 10.0% to 20.0% and a range of terminal earnings multiples of 8 to 12 times. The analysis resulted in a range of present values for Sun of approximately $28.5 million to $81.6 million and an average value of approximately $51.5 million. This range of present values was multiplied by the percentage of Sun Shares not presently owned by Capitol and the resulting product (approximately $14.0 million to $40.0 million and averaging approximately $25.2) was compared to the approximately $38.5 million of market value of Capitol Shares which the Exchange Ratio provides Sun Shareholders. As indicated above, this analysis was based on Sun's and Capitol's senior management estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. FBR noted that the discounted cash flow analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, asset growth rates, discount rates, and terminal values.

     OTHER ANALYSES: FBR also reviewed certain other information including pro forma estimated balance sheet composition, pro forma financial performance and pro forma deposit composition.

     No company used as a comparison in the above analyses is identical to Sun, Capitol or the combined entity, and no other transaction is identical to the Exchange. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Sun, Capitol and the combined entity are being compared.

     In connection with delivery of its opinion dated as of the date of this Proxy Statement/Prospectus, FBR performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. FBR did not perform any analyses in addition to those described above in updating the opinion.

     For its financial advisory services provided to Sun, FBR will be paid fees of $150,000. In addition, Sun has agreed to reimburse FBR for all reasonable out-of-pocket expenses incurred by it on Sun's behalf, as well as indemnify FBR against certain liabilities, including any which may arise under the federal securities laws.

     FBR in the conduct of its broker-dealer activities may have from time to time purchased securities from, and sold securities to, Sun and/or Capitol. As a market maker, FBR may also have purchased and sold the securities of both Sun and Capitol for FBR's own account and for the accounts of its customers.

                     OPINION OF CAPITOL'S FINANCIAL ADVISOR

     Capitol has retained Stifel, Nicolaus & Company, Incorporated as its financial advisor in connection with the exchange because Stifel is a nationally recognized investment-banking firm with substantial expertise in transactions similar to the exchange. Stifel is an investment banking and securities firm with membership on all principal United States' securities exchanges. As part of its investment banking activities, Stifel is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with the November 15, 2001 meeting of the special committee of the board of directors, Stifel rendered its opinion that, as of such date, the exchange ratio pursuant to the plan was fair to the holders of Capitol common stock from a financial point of view. Stifel has confirmed its November 15, 2001 opinion by delivery of its written opinion to the special committee of the board of directors, dated the date of this proxy statement/prospectus, that, based upon and subject to the various considerations set forth therein, as of the date hereof the exchange ratio pursuant to the plan is fair to the holders of Capitol common stock from a financial point of view.

     Stifel did not perform a valuation on Sun. Although part of its analysis did look at the value of Sun, a large portion of its analysis focused on the pro forma impact of the acquisition on Capitol.

     The full text of Stifel's opinion as of the date hereof, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this proxy statement/prospectus and should be read in its entirety in connection with this proxy statement/prospectus. The summary of the opinion of Stifel set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

     No limitations were imposed by Capitol on the scope of Stifel's investigation or the procedures to be followed by Stifel in rendering its opinion. Stifel was not requested to and did not make any recommendation to the special committee of the board of directors or Capitol's board of directors as to the form or amount of the consideration to be paid to Sun or its shareholders, which was determined through arm's length negotiations between the parties. In arriving at its opinion, Stifel did not ascribe a specific range of values to Capitol or Sun. Its opinion is based on the financial and comparative analyses described below. Stifel's opinion was directed solely to special committee of the board of directors for its use in connection with its consideration of the exchange. Stifel's opinion addressed only the fairness of the exchange ratio solely to the shareholders of Capitol from a financial point of view, did not address any other aspect of the exchange, and was not intended to be and does not constitute a recommendation to any shareholder of Capitol as to how such shareholder should vote with respect to the exchange. Stifel was not requested to opine as to, and its opinion does not address, Capitol's underlying business decision to proceed with or effect the exchange or the relative merits of the exchange compared to any alternative transaction that might be available to Capitol.

     In connection with its November 15, 2001 opinion, Stifel:

     *    reviewed the form of the plan dated November 15, 2001;

     * reviewed the financial statements of Capitol included in its 10-Ks for the five years ended December 31, 2000 and its 10-Qs for the three quarters ended September 30, 2001;

     * reviewed the financial statements of Sun included in its 10-Ks for the three years ended December 31, 2000, its 10-Qs for the three quarters ended September 30, 2001, and its initial public offering prospectus, dated July 2, 1999;

     * reviewed internal financial analyses and forecasts for Capitol and Sun prepared by their respective managements;

     * conducted conversations with Capitol's and Sun's senior management regarding their business plans and financial forecasts;

     * compared financial and securities data of Capitol and Sun with various other companies whose securities are traded in public markets and reviewed the historical stock prices and trading volumes of the common stock of Capitol and Sun;

     * reviewed the financial terms of other comparable business combinations, which were deemed relevant; and

     * conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of its opinion.

     Stifel also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the commercial banking industry generally.

     In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to it or that was otherwise reviewed by it and did not assume any responsibility for independently verifying any of such information. Stifel assumed financial forecasts supplied to it were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Capitol and Sun as to the future operating and financial performance of Capitol and Sun, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which Stifel could form its opinion. Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Capitol or Sun since the date of the last financial statements made available to it. Stifel also assumed, without independent verification and with Capitol's consent, that the aggregate allowances for loan losses set forth in the financial statements of Capitol and Sun are in the aggregate adequate to cover all such losses. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of Capitol's or Sun's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did it review loan or credit files of Capitol or Sun. Stifel relied on advice of Capitol's counsel and accountants as to legal and accounting matters with respect to Capitol, the plan and the transactions and other matters contained or contemplated therein. Stifel assumed, with Capitol's consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the exchange will be satisfied and not waived.

     In rendering its opinion, Stifel assumed that the exchange will be consummated as provided in the plan, will constitute a tax-free reorganization as contemplated by the plan. Stifel's opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of its opinion, and does not imply any conclusion as to the price or trading range of the Capitol common stock or the Sun common stock, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

     The financial forecasts furnished to Stifel for Capitol and Sun resulting from the exchange were prepared by the managements of Capitol and Sun and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As a matter of policy, Capitol and Sun do not publicly disclose internal management forecasts, projections or estimates of the type furnished to Stifel in connection with its analysis of the financial terms of the exchange, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of either Capitol or Sun, including, without limitation, factors related to the integration of Capitol and Sun and general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

     In connection with rendering its November 15, 2001 opinion, Stifel performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Stifel believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinions. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Stifel made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Capitol or Sun. Any estimates contained in Stifel's analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Stifel's analyses was identical to Capitol or Sun or the exchange. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other. The analyses described below does not purport to be indicative of actual future results, or to reflect the prices at which Capitol common stock or Sun common stock may trade in the public markets.

     The following is a summary of the financial analyses performed by Stifel in connection with providing its opinion on November 15, 2001.

     PRO FORMA EFFECT OF THE EXCHANGE. Stifel reviewed estimated future operating and financial information developed by Capitol and Sun and estimated future operating and financial information for the pro forma combined entity resulting from the exchange for the calendar years ended December 31, 2002 through December 31, 2005. Based on this analysis, Stifel compared Capitol's estimated future per share results with such estimated figures for the pro forma combined entity. Stifel compared Capitol's estimated future stand-alone GAAP earnings per share with such estimated figures for the pro forma combined entity. On a pro forma basis, the exchange is forecast to be approximately 10% - 12% dilutive to earnings per share for the year ending December 31, 2002. Stifel's analysis also concluded the exchange ratio to be dilutive to earnings per share for the years ending December 31, 2003 through December 31, 2005, with the dilution declining in each year. Stifel also reviewed projected financial information in order to determine the effect of the exchange on Capitol's book value and tangible book value. Based on this analysis, at December 31, 2001, on a pro forma basis the exchange is forecast to be accretive to Capitol's book value per share and tangible book value per share.

     ANALYSIS OF BANK MERGER TRANSACTIONS. Stifel analyzed information relating to recent transactions in the banking industry (while taking into account the fact that less than a controlling interest in Sun is to be acquired pursuant to the exchange), consisting of (1) 145 acquisitions announced between November 8, 2000 and November 8, 2001, involving sellers in all regions of the United States with announced transaction values and excluding merger of equals transactions, referred to below as Group A, (2) 12 acquisitions announced between November 8, 2000 and November 8, 2001, involving sellers in the western region of the United States with announced transaction values and excluding merger of equals transactions, referred to below as Group B, and (3) 17 acquisitions announced between November 8, 2000 and November 8, 2001, involving sellers, with a return on equity between 3% and 7% in the most recent reporting period, in the all regions of the United States with announced transaction values and excluding merger of equals transactions, referred to below as Group C. Stifel calculated the following ratios with respect to the exchange and the selected transactions:

                                           Capitol/
                                             Sun              Group A Selected Transactions
                                             ----
Ratios                                                 25th Percentile     Median      75th Percentile
------                                                 ---------------     ------      ---------------
Deal Price Per Share/Book Value
       Per Share                            106.6%          145.6%          176.4%          213.4%
Deal Price Per Share/Tangible Book
       Value Per Share                      113.6%          148.3%          180.2%          231.8%
Deal Price Per Share/Last 12
       Months Earnings Per Share             33.8x           14.5x           17.8x           21.0x
Deal Price/Assets                            13.8%           13.3%           16.2%           20.9%
Premium over Tangible Book
       Value/Deposits                         2.0%            4.9%            8.1%           13.7%
Deal Price/Deposits                          16.3%           15.1%           18.9%           25.1%

                                           Capitol/
                                             Sun              Group B Selected Transactions
                                             ----
Ratios                                                 25th Percentile     Median      75th Percentile
------                                                 ---------------     ------      ---------------
Deal Price Per Share/Book Value
       Per Share                            106.6%          151.4%          186.4%          242.2%
Deal Price Per Share/Tangible Book
       Value Per Share                      113.6%          160.8%          219.4%          262.1%
Deal Price Per Share/Last 12
       Months Earnings Per Share            33.8x           16.2x           16.9x           17.3x
Deal Price/Assets                            13.8%           15.5%           17.8%           23.3%
Premium over Tangible Book
       Value/Deposits                         2.0%            6.0%           11.1%           15.5%
Deal Price/Deposits                          16.3%           17.7%           20.2%           26.3%


                                           Capitol/
                                             Sun              Group C Selected Transactions
                                             ----
Ratios                                                 25th Percentile     Median      75th Percentile
------                                                 ---------------     ------      ---------------
Deal Price Per Share/Book Value
       Per Share                            106.6%          118.5%          164.2%          197.0%
Deal Price Per Share/Tangible Book
       Value Per Share                      113.6%          126.4%          173.4%          210.3%
Deal Price Per Share/Last 12
       Months Earnings Per Share             33.8x           18.4x           21.6x           27.1x
Deal Price/Assets                            13.8%           10.5%           14.8%           16.2%
Premium over Tangible Book
       Value/Deposits                         2.0%            2.4%            6.0%            8.3%
Deal Price/Deposits                          16.3%           11.8%           16.7%           18.0%

     This analysis resulted in a range of imputed values for Capitol common stock of between $5.36 and $16.87 based on the median multiples for Group A, between $5.09 and $19.70 based on the median multiples for Group B and between $6.53 and $15.71 based on the median multiples for Group C.

     PRESENT VALUE ANALYSIS. Applying discounted cash flow analysis to the theoretical future earnings and dividends of Capitol and Sun, Stifel compared the calculated value of a Capitol share to the calculated value of the combined entity. The analysis was based upon management's projected earnings growth, a range of assumed price/earnings ratios, and a 15.0%, 17.5% and 20.0% discount rate. Stifel selected the range of terminal price/earnings ratios on the basis of past and current trading multiples for other publicly traded comparable commercial banks. The stand-alone present value of Capitol common stock calculated on this basis ranged from $13.00 to $20.00 per share. The present value of one share of common stock in the combined entity under the terms of the plan calculated on this basis ranged from $13.00 to $19.00 per share.

     DISCOUNTED EARNINGS ANALYSIS. Using a discounted earnings analysis, Stifel estimated the net present value of the future streams of after-tax earnings per share that Sun could produce on a stand-alone basis. In this analysis, Stifel assumed that Sun would perform in accordance with management's estimates. Stifel calculated the sum of (1) the estimated terminal values per share of the Company's common stock based on assumed multiples to the Company's projected 2006 earnings ranging from 12.0x to 19.5x, plus (2) the assumed 2002 - 2005 earnings streams per share, in each case discounted to present values at assumed discount rates ranging from 13.0% to 17.0%. This discounted earnings analysis indicated an implied equity value reference range of $12.00 to $22.00 per share of Sun's common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of Sun's common stock may trade in the public markets. A discounted earnings analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

     COMPARISON OF SELECTED COMPANIES. Stifel reviewed and compared multiples and ratios for the exchange with a peer group of 9 selected de novo banks with assets between $200 million and $700 million which Stifel deemed to be relevant. The group of selected banks consisted of Mercantile Bank Corporation, Macatawa Bank Corporation, QCR Holdings, Inc., Capital Bank Corporation, Bank of the Northwest, Tower Financial Corporation, Community Central Bank Corporation, St. Joseph Capital Corporation and Dearborn Bancorp Inc. In order to calculate a range of imputed values for a share of Sun common stock, Stifel applied a 32.5% control premium to the trading prices of the selected group of comparable companies and compared the resulting theoretical offer price to each of book value, tangible book value, latest 12 month earnings, estimated 2001 earnings as provided by Institutional Brokers Estimate System ("IBES"), assets, tangible book value to deposits and deposits. Stifel then applied the resulting range of multiples and ratios for the peer group specified above to the appropriate financial results of Sun. This analysis resulted in a range of imputed values for Sun common stock of between $6.23 and $13.92 based on the median multiples and ratios for the peer group. The 32.5% control premium selected by Stifel was based on a 5 year analysis of market premiums paid in bank and thrift merger transactions.

     Additionally, Stifel performed a similar analysis based on the public trading prices of the selected group of comparable companies which included no control premium. This analysis resulted in a range of imputed values for Sun common stock of between $4.70 and $10.50 based on the median multiples and ratios for the peer group.

     As described above, Stifel's opinion was among the many factors taken into consideration by the special committee of the board of directors in making its determination to approve the exchange.

     Pursuant to the terms of Stifel's engagement, Capitol paid Stifel a nonrefundable cash fee of $62,500 upon the signing of the definitive plan. Capitol has also agreed to reimburse Stifel for out-of-pocket expenses and has agreed to indemnify Stifel, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against various liabilities, including liabilities under the federal securities laws.

     In the ordinary course of its business, Stifel actively trades equity securities of Capitol for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Stifel may trade equity securities of Sun for the accounts of its customers.

                                   THE CLOSING

EFFECTIVE TIME

     The exchange will be effective at 5:00 p.m., Mountain Time, on _____________, 2002 and will be closed as soon as possible after the votes at the meetings of Sun's and Capitol's shareholders. If the Plan of Share Exchange is approved, as of the effective date, each outstanding share of Sun common stock will be automatically converted into the right to receive Capitol common stock according to the exchange ratio. Outstanding stock options of Sun will similarly be exchanged for stock options of Capitol with similar vesting and expiration dates.

SHARES HELD BY CAPITOL

     Shares of Sun common stock owned by Capitol since Sun's organization and thereafter will be unaffected by the exchange. Those shares will not be exchanged for any securities of Capitol or other consideration.

PROCEDURES FOR SURRENDER OF CERTIFICATES; FRACTIONAL SHARES

     As soon as reasonably practicable after the effective date of the exchange, Capitol or Capitol's transfer agent will send Sun's shareholders a letter of transmittal. The letter of transmittal will contain instructions with respect to the surrender of Sun stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Commencing immediately after the effective date of the exchange, upon surrender by you of your stock certificates representing Sun shares in accordance with the instructions in the letter of transmittal, you will be entitled to receive stock certificates representing shares of Capitol common stock into which those Sun shares have been converted, together with a cash payment in lieu of fractional shares, if any.

     After the effective date, each certificate that previously represented shares of Sun stock will represent only the right to receive the shares of Capitol common stock into which shares of Sun stock were converted in the exchange, and the right to receive cash in lieu of fractional shares of Capitol common stock as described below.

     Until Sun certificates are surrendered to Capitol or Capitol's agent, you will not be paid any dividends or distributions on the Capitol common stock into which Sun shares have been converted with a record date after the exchange, and will not be paid cash in lieu of a fractional share. When those certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Capitol common stock payable as described below will be paid to you without interest.

     Sun's transfer books will be closed at the effective date of the exchange and no further transfers of shares will be recorded on the transfer books. If a transfer of ownership of Sun stock that is not registered in the records of Sun has occurred, then, so long as the Sun stock certificates are accompanied by all documents required to evidence and effect the transfer, as set forth in the transmittal letter and accompanying instructions, a certificate representing the proper number of shares of Capitol common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any.

     No fractional share of Capitol common stock will be issued upon surrender of certificates previously representing Sun shares. Instead, Capitol will pay an amount in cash determined by multiplying the fractional share interest to which a Sun shareholder would otherwise be entitled by the Capitol share value used in determining the exchange ratio.

FEES AND EXPENSES

     Whether or not the exchange is completed, Capitol and Sun will each pay its own costs and expenses incurred in connection with the exchange, including the costs of (a) the filing fees in connection with Capitol's Form S-4 registration statement and this proxy statement/prospectus, (b) the filing fees in connection with any filing, permits or approvals obtained under applicable state securities and "blue sky" laws, (c) the expenses in connection with printing and mailing of the Capitol Form S-4 registration statement and this proxy statement/prospectus, and (d) all other expenses.

NASDAQ STOCK MARKET LISTING

     Capitol will promptly prepare and submit to the Nasdaq Stock Market, Inc. a listing application with respect to the maximum number of shares of Capitol common stock issuable to Sun shareholders in the exchange, and Capitol must use its reasonable best efforts to obtain approval for the listing of Capitol common shares on the Nasdaq Stock Market, Inc. It is anticipated that Sun's shares will be delisted from Nasdaq upon completion of exchange.

AMENDMENT AND TERMINATION

     Capitol and Sun may amend or terminate the exchange at any time before or after shareholder approval of the Plan of Share Exchange. After shareholder approval of the exchange, it may not be further amended without the approval of the shareholders. The exchange will not occur if the Plan of Share Exchange is not approved by shareholders of Capitol and Sun in the manner described in this proxy statement/prospectus.





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                           THE SHAREHOLDERS' MEETINGS

DATE, TIME AND PLACE

     Sun's shareholders' meeting will be held on _______, 2002 at ___________, at _____________, Phoenix, Arizona _____ at 9:00 a.m., local time.

     Capitol's shareholders' meeting will be held on _______, 2002 at ___________, at _____________, Lansing, Michigan _____ at 9:00 a.m., local time.

MATTERS TO BE CONSIDERED AT THE SHAREHOLDERS' MEETINGS

     At the respective shareholders' meeting, holders of Sun and Capitol common stock, as the case may be, will vote on whether to approve the exchange. See "The Exchange".

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     Holders of record of Sun common stock at the close of business on December 20, 2001, the record date for the shareholders' meeting, are entitled to receive notice of and to vote at the shareholders' meeting. At December 20, 2001, 7,405,776 shares of Sun common stock were issued and outstanding. Capitol held 3,700,248 shares of Sun common stock on that date and 3,705,528 were held by shareholders other than Capitol.

     Holders of record of Capitol common stock at the close of business on December 20, 2001, the record date for the shareholders' meeting, are entitled to receive notice of and to vote at the shareholders' meeting. At December 20, 2001, 7,825,689 shares of Capitol common stock were issued and outstanding.

     A majority of the shares of the Sun common stock (excluding shares held by Capitol) entitled to vote on the record date must be represented in person or by proxy at the shareholders' meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the shareholders' meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Sun common stock on the record date are each entitled to one vote per share with respect to approval of the exchange at Sun's shareholders' meeting.

     A majority of the shares of the Capitol common stock entitled to vote on the record date must be represented in person or by proxy at the shareholders' meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the shareholders' meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Capitol common stock on the record date are each entitled to one vote per share with respect to approval of the exchange at Capitol's shareholders' meeting.

     No other matters are expected to come before the shareholders' meetings. However, if any other matters are properly presented at the meetings for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote or not vote on those matters in accordance with their best judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn the meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal(s) to be presented at the meeting. Neither Sun nor Capitol is aware of any matters expected to be presented at their respective meetings other than as described in the notices of the meeting.

VOTES REQUIRED

     Although approval of the exchange by a majority of the shares entitled to vote is all that is required by law, Sun and Capitol have agreed that approval of the exchange will require the affirmative vote of a majority of the shares of Sun common stock outstanding on the record date, excluding the shares of Sun held by Capitol. Approval of the exchange by Capitol's shareholders requires a simple majority. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the exchange.

DISSENTERS' RIGHTS ARE NOT AVAILABLE

     Holders of Sun common stock are not entitled to appraisal rights under Arizona law in connection with the exchange. Appraisal rights under Arizona law are not available in connection with the exchange because Sun's common stock is listed on the Nasdaq National Market.

     Michigan law does not provide any dissenters' rights to Capitol shareholders who vote against the exchange.

SHARE OWNERSHIP OF SUN'S MANAGEMENT

     As of the close of business on December 20, 2001, the directors and executive officers of Sun were entitled to vote approximately 1,186,174 shares of Sun common stock. These shares represent approximately 14.66% of the outstanding shares of Sun common stock and 27.01% of Sun's shares held by shareholders other than Capitol. A majority of directors and executive officers have expressed their intent to vote their shares of Sun common stock in favor of the exchange.

     The following table sets forth the share ownership of certain beneficial owners who own more than 5% of the outstanding shares of Sun, share ownership of Sun's directors and named executive officers, and the directors and executive officers of Sun as a group as of December 20, 2001:

                                                  Shares of Sun   Percent of Sun
           Name                                  Common Stock(a)   Common Stock
           ----                                  ---------------   ------------
Capitol Bancorp Limited                            3,700,248         49.96%
  200 Washington Square North
  Lansing, Michigan 48933
David J. Dutton                                       21,000(b)         <1%
  Executive Officer
Joseph D. Reid*                                    3,135,296(c)       4.09%
  Director and Executive Officer
Michael L. Kasten*                                   124,697(d)       1.68%
  Director
Richard N. Flynn                                      63,422(d)         <1%
  Director
John S. Lewis                                        201,863(e)       2.66%
  Director and Executive Officer
Michael J. Devine                                     13,440(d)         <1%
  Director
Michael F. Hannley                                   102,587(f)       1.37%
  Director and Executive Officer
Richard F. Imwalle                                     7,985            <1%
  Director
Humberto S. Lopez                                    188,632(d)       2.55%
  Director
Lyle W. Miller*                                        4,150            <1%
  Director
Kathryn L. Munro                                       5,357(g)         <1%
  Director
Ronald K. Sable                                       33,962(d)         <1%
  Director

All Directors and Executive Officers as a group    1,186,174(h)      14.66%

(a) Includes all shares as to which the nominee has voting power and/or investment power, including shares held by entities owned and controlled, and shares held by children residing in the same household or jointly with spouse.
(b)  Includes 20,000 options.
(c)  Includes 275,194 options.
(d)  Includes 6,422 options.
(e)  Includes 192,635 options.
(f)  Includes 85,464 options.
(g)  Includes 2,357 options.
(h)  Includes 688,760 options.

*Common directors of Sun and Capitol.

SHARE OWNERSHIP OF CAPITOL'S MANAGEMENT

     As of the close of business on December 20, 2001, the directors and executive officers of Capitol were entitled to vote approximately 2,223,813 shares of Capitol common stock. A majority of directors and executive officers have expressed their intent to vote their shares of Capitol common stock in favor of the exchange.

     Beneficial owners of more than 5% of Capitol's common stock and share ownership of Capitol's directors and named executive officers and the directors and executive officers as a group are set forth in the proxy statement for Capitol's Annual Meeting of Shareholders held on May 3, 2001, which is incorporated herein by reference. There have been no material changes to that information as of the date of this proxy statement/prospectus.

VOTING OF PROXIES

SUBMITTING PROXIES

     You may vote by attending the applicable shareholders' meeting and voting your shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage pre-paid envelope. If you sign a written proxy card and return it without instructions, your shares will be voted FOR the exchange at the shareholders' meeting.

     If your shares are held in the name of a trustee, bank, broker or other record holder, you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the shareholders' meeting.

     Shareholders who submit proxy cards should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of Sun stock will be mailed by Capitol's transfer agent to former Sun shareholders shortly after the exchange is effective.

REVOKING PROXIES

     If you are a shareholder of record, you may revoke your proxy at any time prior to the time it is voted at the shareholders' meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the secretary of Sun or Capitol (as applicable), by a later-dated proxy signed and returned by mail or by attending the shareholders' meeting and voting in person. Attendance at the shareholders' meetings will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the shareholders' meeting to:


     Sun Community Bancorp Limited             Capitol Bancorp Limited
     2777 East Camelback Road, Suite 375       200 Washington Square North
     Phoenix, Arizona 85016                    Lansing, Michigan 48933
     Attn:  Richard N. Flynn, Secretary        Attn:  David O'Leary, Secretary

     If you require assistance in changing or revoking a proxy, you should contact Sun and Capitol's internal Securities Counsel, Cristin Reid English, at either address above or at phone number (517) 487-6555.

GENERAL INFORMATION

     Brokers who hold shares in street name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote on non-routine matters, such as the proposal to be voted on at the shareholders' meeting, unless they receive specific instructions from the customer. These so-called broker non-votes will have the same effect as a vote against the exchange.

     Abstentions may be specified on all proposals. If you submit a proxy with an abstention, you will be treated as present at the shareholders' meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention will have the same effect as a vote against the exchange.

     Capitol and Sun are each responsible for the payment of fees and expenses of their respective financial advisors, legal counsel and accountants.

SOLICITATION OF PROXIES; EXPENSES

     Capitol and Sun will each pay the cost of solicitation of proxies for their respective meetings which is estimated to approximate $12,000 for each company. In addition to solicitation by mail, the directors, officers and employees of Capitol or Sun may also solicit proxies from shareholders by telephone, telecopy, telegram or in person. As of December 27, 2001, no costs have been incurred by Capitol or Sun in connection with solicitation of proxies for the Plan of Share Exchange.

                        COMPARISON OF SHAREHOLDER RIGHTS

         As a result of the exchange, holders of shares of Sun stock will become holders of shares of Capitol common stock. This comparison of shareholder rights is not intended to be complete and is qualified by reference to the Arizona Revised Statutes, as well as to Sun's articles of incorporation and by-laws (copies of which are on file with the SEC) and the Michigan Business Corporation Act as well as to Capitol's articles of incorporation and by-laws, (copies of which are on file with the SEC).

         The following summary compares various rights, privileges and restrictions applicable to shareholders of Sun and Capitol:

                                                              Sun                                 Capitol
                                                           ----------                             -------
Authorized Capital Stock                                   50,000,000                            25,000,000

Preemptive Rights                                             None                                  None

Quorum Requirements                                         Majority                              Majority

Special Meetings of Stockholders                 Called by CEO, majority of the        Called by CEO, majority of the
                                                     board or shareholders                 board or shareholders
                                                 representing 25% of the shares        representing 25% of the shares
                                                        entitled to vote                      entitled to vote

Stockholder Action by Written Consent                  Yes, if unanimous                     Yes, if unanimous

Inspection of Voting List of Stockholders        Inspector may be appointed by         Inspector may be appointed by
                                                    the Board, by the person              the Board, by the person
                                                   presiding at shareholders'            presiding at shareholders'
                                                 meeting or by the request of a        meeting or by the request of a
                                                          shareholder                           shareholder

Classification of the Board of Directors                       No                                    No

Election of the Board of Directors                  Annually by shareholders              Annually by shareholders

Cumulative Voting                                             Yes                                    No

Number of Directors                                           5-25                                  5-25

Removal of Directors                                  By a majority of the                  By a majority of the
                                                  outstanding shares of stock           outstanding shares of stock

Vacancies on the Board of Directors              May be filled by a majority of        May be filled by a majority of
                                                     the Board of Directors                the Board of Directors

Liability of Directors                             Eliminated to the fullest             Eliminated to the fullest
                                                     extent provided by law                extent provided by law

Indemnification of Directors, Officers,
  Employees or Agents                                         Yes                                   Yes

Amendments to Articles of Incorporation               By a majority of the                  By a majority of the
                                                       outstanding shares                    outstanding shares

Amendments to Bylaws                                By majority of directors              By majority of directors

Appraisal/Dissenters' Rights                        Arizona law provides for
                                                 appraisal rights, they are not
                                                 applicable in this transaction                      No

                   DESCRIPTION OF THE CAPITAL STOCK OF CAPITOL

     Capitol's Articles of Incorporation, as amended to date, authorize the issuance of up to 25,000,000 shares of common stock, without par value. Capitol's articles of incorporation do not authorize the issuance of any other class of stock. As of December 20, 2001, 7,825,689 shares of common stock were outstanding. UMB Bank, n.a., serves as transfer agent and registrar for Capitol's common stock.

     Michigan law allows Capitol's board of directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of the shareholders.

     Capitol's board of directors has authorized the issuance of the shares of common stock as described in this proxy statement/prospectus. All shares of common stock offered will be, when issued, fully paid and nonassessable.

     The following summary of the terms and provisions of the common stock does not purport to be complete and is qualified in its entirety by reference to Capitol's articles of incorporation, as amended, a copy of which is on file with the SEC, and to the Michigan Business Corporation Act ("MBCA").

RIGHTS OF COMMON STOCK

     All voting rights are vested in the holders of shares of common stock. Each share of common stock is entitled to one vote. The shares of common stock do not have cumulative voting rights, which means that a stockholder is entitled to vote each of his or her shares once for each director to be elected at any election of directors and may not cumulate shares in order to cast more than one vote per share for any one director. The holders of the common stock do not have any preemptive, conversion or redemption rights. Holders of common stock are entitled to receive dividends if and when declared by Capitol's board of directors out of funds legally available. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities. In the event of liquidation, the holders of common stock will be entitled, after payment of amounts due to creditors and senior security holders, to share ratably in the remaining assets.

SHARES AVAILABLE FOR ISSUANCE

     The availability for issuance of a substantial number of shares of common stock at the discretion of the board of directors provides Capitol with the flexibility to take advantage of opportunities to issue additional stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except as described in this proxy statement/prospectus and for the shares of common stock reserved for issuance under Capitol's stock option program.

     Uncommitted authorized but unissued shares of common stock may be issued from time to time to persons and in amounts the board of directors of Capitol may determine and holders of the then outstanding shares of common stock may or may not be given the opportunity to vote thereon, depending upon the nature of those transactions, applicable law and the judgment of the board of directors of Capitol regarding the submission of an issuance to a vote by Capitol's shareholders. As noted, Capitol's shareholders have no preemptive rights to subscribe to newly issued shares.

     Moreover, it will be possible that additional shares of common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Capitol more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of Capitol. Under such circumstances, the availability of authorized and unissued shares of common stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Capitol by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the board of directors of Capitol in opposing such an attempt by a third party to gain control of Capitol. The issuance of new shares of common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Capitol. Although

Capitol does not currently contemplate taking that action, shares of Company common stock could be issued for the purposes and effects described above, and the board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue shares for such purposes.

CAPITOL'S TRUST-PREFERRED SECURITIES

     Capitol has issued debentures to Capitol Trust I, a Delaware business trust subsidiary of Capitol. Capitol Trust I purchased the debentures with the proceeds of preferred securities (which are traded on the NASDAQ National Stock Market under the symbol "CBCLP"). Capitol also has additional trust-preferred securities which were private placed. Capitol has guaranteed the preferred securities. The documents governing these securities, including the indenture under which the debentures were issued, restrict Capitol's right to pay a dividend on its common stock under certain circumstances and give the holders of the preferred securities preference on liquidation over the holders of Capitol's common stock. Specifically, Capitol may not declare or pay a cash dividend on its common stock if (a) an event of default has occurred as defined in the indenture, (b) Capitol is in default under its guarantee, or (c) Capitol has exercised its right under the debentures and the preferred securities to extend the interest payment period. In addition, if any of these conditions have occurred and until they are cured, Capitol is restricted from redeeming or purchasing any shares of its common stock except under very limited circumstances. Capitol's obligation under the debentures, the preferred securities and the guarantee approximates $50 million at an average interest rate approximating 8.50%-8.75% per annum, payable quarterly.

ANTI-TAKEOVER PROVISIONS

     In addition to the utilization of authorized but unissued shares as described above, the MBCA contains other provisions which could be utilized by Capitol to impede efforts to acquire control of Capitol. Those provisions include the following:

     CONTROL SHARE ACT. The MBCA contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Michigan corporations.

     The act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under that act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

     The act applies only to an "issuing public corporation." Capitol falls within the statutory definition of an "issuing public corporation." The act automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. Capitol has not "opted out" of the provisions of the act.

     FAIR PRICE ACT. Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The act provides that a super majority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     As of December __, 2001 Capitol's management beneficially owned (including immediately exercisable stock options) control of approximately _____% of Capitol's outstanding common stock. It is now unknown what percentage will be owned by management upon completion of the exchange. If management's shares are voted as a block, management will be able to prevent the attainment of the required supermajority approval.

     The supermajority vote required by the act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

                       WHERE YOU CAN FIND MORE INFORMATION

     Capitol has filed a registration statement on Form S-4 to register with the SEC the Capitol common stock to be issued to Sun shareholders in the exchange. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Capitol in addition to being a proxy statement of Sun and Capitol for the special shareholders' meetings. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     In addition, Capitol and Sun file reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

     Public Reference Room            Chicago Regional Office Citicorp Center
     450 Fifth Street, N.W.           500 West Madison Street
     Room 1024                        Suite 1400
     Washington, D.C. 20549           Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Capitol and Sun, who file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements and other information about Capitol and Sun at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows Capitol to "incorporate by reference" the information it files with the SEC. This permits Capitol to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. Capitol incorporates by reference the following documents that have been filed with the SEC:

      Capitol Bancorp Ltd. SEC Filings
            (File No. 0-18461)                              Period
            ------------------                              ------

     *  Quarterly Report on Form 10-Q           Quarter ended September 30, 2001

     *  Quarterly Report on Form 10-Q           Quarter ended June 30, 2001

     *  Quarterly Report on Form 10-Q           Quarter ended March 31, 2001

     *  Annual Report on Form 10-K              Year ended December 31, 2000

     *  Proxy Statement on Schedule 14A         Annual Meeting Held May 3, 2001

     In addition, all subsequent documents filed with the SEC by Capitol and Sun pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/ prospectus, and prior to the meetings of shareholders in connection with the exchange, shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this proxy statement/prospectus.

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY ___________, 2002 TO RECEIVE THEM BEFORE THE SHAREHOLDERS' MEETING. If you request exhibits to any documents incorporated by reference, Capitol or Sun (as applicable) will mail them to you by first class mail, or another equally prompt means, within one business day after your request is received.

     No one has been authorized to give any information or make any representation about Sun, Capitol or the exchange, that differs from, or adds to, the information in this document or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange, or to ask for offers of exchange, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.

     The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about Capitol has been supplied by Capitol, and information about Sun has been supplied by Sun.

                                  LEGAL MATTERS

     Certain legal matters relating to the validity of the shares of Capitol common stock offered by this proxy statement/prospectus and certain federal income tax matters relating to the exchange will be passed upon for Capitol by Strobl Cunningham Caretti & Sharp, P.C.

                                     EXPERTS

     The consolidated financial statements of Capitol Bancorp Limited incorporated by reference in this proxy statement/prospectus included in Capitol Bancorp Limited's annual report to shareholders incorporated by reference in the Company's Annual Report on Form 10-K have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Sun Community Bancorp Limited included in this proxy statement/prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and is included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                      [This page intentionally left blank]

                                     ANNEX A

                             PLAN OF SHARE EXCHANGE

     THIS PLAN OF SHARE EXCHANGE ("Plan") is entered into effective November 16, 2001 between and among CAPITOL BANCORP LIMITED, a Michigan corporation ("Capitol") and the SHAREHOLDERS of SUN COMMUNITY BANCORP LIMITED ("Sun").

                                    RECITALS

     A. Sun is an Arizona corporation whose stock (Sun common stock) is traded on the National Market System of the NASDAQ Stock Market, Inc. and commenced operations in 1997.

     B. Capitol is now, and has been since Sun commenced operations, the holder of a controlling interest in the duly issued and outstanding common stock of Sun.

     C. Sun is subject to an antidilution agreement which gives Capitol the right to acquire additional shares up to a 51% interest in Sun anytime Sun issues new shares.

     D. Capitol's common stock ("Capitol common stock") is traded on the National Market System of the NASDAQ Stock Market, Inc.

     E. Sun's Board of Directors has determined that it would be in the best interest of Sun's stockholders to exchange their shares of stock in Sun for shares of Capitol common stock as described in this Plan, and Capitol is willing to make an exchange on those terms.

     The parties adopt this Plan as of the effective date.

     1. THE EXCHANGE. Each shareholder who holds Sun common stock will exchange his, her or their shares of Sun common stock for shares of Capitol common stock according to an exchange ratio. The exchange ratio is based on an assumed value of $10.497 for each share of Sun common stock and a value of $14.301 for each share of Capitol common stock. These assumed values are based on the arithmetic average of the closing prices of the common stock of Sun and Capitol for the period of October 5, 2001 through November 2, 2001 as reported by the NASDAQ Stock Market, Inc. Based on these relative values, each Sun share would be exchanged for .734 shares of Capitol common stock, if the proposed share exchange is approved. Outstanding stock options of Sun will be exchanged for stock options of Capitol with the same vesting and expiration dates.

          Each Sun shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their Sun common stock calculated by multiplying the number of shares of Sun common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

     2. APPROVALS NECESSARY. The following approvals will be necessary prior to the Plan becoming effective:

          a. The Board of Directors of Sun shall have approved and adopted the Plan.

          b. The Board of Directors of Capitol shall have approved and adopted the Plan.

          c. A majority of the common stock of Sun (exclusive of the shares held by Capitol) shall have been voted to approve and adopt the Plan at a meeting of the shareholders called for that purpose.

          d. A majority of the common stock of Capitol shall have been voted to approve and adopt the Plan at a meeting of the shareholders for that purpose.

          e. The Securities and Exchange Commission shall have declared effective the Registration Statement registering the shares of stock of Capitol common stock to be issued in the exchange.

     3. FAIRNESS OPINION. The following fairness opinions shall be obtained prior to the Plan becoming effective:

          a. The Board of Directors of Sun shall have secured the opinion of a recognized firm of financial advisors that the share exchange is fair from a financial point of view to the shareholders of Sun. Such firm has been appointed by a special committee of independent directors of Sun formed to explore the transaction.

          b. The Board of Directors of Capitol shall have secured the opinion of a recognized firm of financial advisors that the share exchange is fair from a financial point of view to the shareholders of Capitol. Such firm has been appointed by a special committee of independent directors of Capitol formed to explore the transaction.

     4. INDEPENDENT COUNSEL. Independent law firms have been retained to review the proposed transaction on behalf of both companies. Snell and Wilmer, L.L.P. has been retained by Sun to review the transaction. The firm of Strobl Cunningham Caretti & Sharp, P.C. has been retained to review the transaction on behalf of Capitol and to issue a tax opinion as to whether the share exchange will constitute a reorganization within the means of section 368 of the Internal revenue code of 1986, as amended.

     5. SURRENDER OF CERTIFICATES. Each shareholder of Sun common stock shall surrender to Capitol his, her or their certificate(s) for shares of Sun common stock. Capitol shall direct its transfer agent, UMB Bank, n.a., to issue certificate(s) of Capitol common stock to be issued in the exchange. Certificate(s) of Capitol common stock shall be issued and registered in the same name as the shares of Sun common stock surrendered in exchange therefor, and shall thereafter be transferable in the same manner as otherwise provided for Capitol common stock. Shareholders of Sun will not be paid dividend payments, if any, paid by Capitol until such time as their certificates have been exchanged. Any such withheld dividend payment will be paid upon exchange of the certificate(s).

     6. NEW SUN CERTIFICATE. Sun shall issue its certificate registering in the name of Capitol all shares of stock now registered to shareholders other than Capitol.

     7. FEES. Each company shall bear the cost of their respective attorney fees and investment banking fees, as well as fees associated with the solicitation for and the holding of their special shareholders meeting.

     8. The transaction will be governed by the laws of the State of Michigan.

                                     ANNEX B

                       OPINION OF SUN'S FINANCIAL ADVISOR

November 16, 2001


Board of Directors
Sun Community Bancorp Limited
2777 East Camelback Road, Suite 375
Phoenix, AZ  85016

Board of Directors:

You have requested that Friedman, Billings, Ramsey & Co., Inc. ("FBR") provide you with its opinion as to the fairness, from a financial point of view, to the holders of shares of common stock ("Stockholders") of Sun Community Bancorp Limited ("Sun" or the "Company") of the Exchange Ratio (as hereinafter defined) to be utilized in the possible exchange (the "Exchange") of shares of common stock of Capitol Bancorp Limited ("Capitol") for all of the outstanding shares of common stock of Sun not presently owned by Capitol (the "Sun Shares") as set forth in the Plan of Share Exchange dated as of November 16, 2001 (the "Plan"). As used herein, Stockholders shall mean all holders of shares of common stock of Sun other than Capitol.

Under the terms of the Plan, each Sun Share will be converted into the right to receive shares of common stock of Capitol (the "Capitol Shares") according to the Exchange Ratio. The Exchange Ratio is calculated by dividing the assumed value of a Sun Share by the assumed value of a share of common stock of Capitol. For purposes of this calculation, the assumed value of a Sun Share is $10.497, and the assumed value of a Capitol Share is $14.301. These assumed values were calculated by taking the arithmetic average of the closing prices of the Sun Shares and the Capitol Shares, respectively, for the period beginning October 5, 2001 and ending on November 2, 2001 as reported by the NASDAQ Stock Market, Inc. As a result, the Exchange Ratio is 0.734 Capitol Share for each Sun Share. The complete terms of the proposed transaction are described in the Plan, and this summary is qualified in its entirety by reference thereto. The Plan will be considered at a special meeting of the Stockholders of Sun.

     FBR, in connection with rendering this opinion:

          * reviewed Sun's Annual Report to Shareholders and Annual Report on Form 10-K for each of the fiscal years ended December 31, 1998, December 31, 1999, and December 31, 2000, including the audited financial statements contained therein, and Sun's Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

          * reviewed Capitol's Annual Report to Shareholders and Annual Report on Form 10-K for each of the fiscal years ended December 31, 1998, December 31, 1999 and December 31, 2000, including the audited financial statements contained therein, and Capitol's Quarterly report on Form 10-Q for each of the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

          * reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Sun and Capitol provided to FBR or publicly available;

          * participated in meetings and telephone conferences with members of senior management of Sun and Capitol concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters FBR believed relevant to its inquiry;

          * reviewed certain stock market information for the Sun Shares and for the Capitol Shares and compared it with similar information for certain companies, the shares of common stock of which are publicly traded;

          * compared the results of operations and financial condition of Sun and Capitol with that of certain companies that FBR deemed to be relevant for purposes of the Opinion;

          * reviewed and discussed the regulatory examinations of both Sun and Capitol with their respective managements, including safety and soundness and CRA ratings;

          * reviewed the Plan and its schedules and exhibits and certain related documents;

          * reviewed the draft of Form S-4 of Capitol with respect to the Exchange and its schedules and exhibits; and

          *    performed   such  other   reviews  and  analyses  as  FBR  deemed
               appropriate.

In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Sun and Capitol furnished to it by Sun or Capitol, or the publicly-available financial and other information regarding Sun, Capitol and other financial institutions (or their holding companies). FBR has assumed that all such information is accurate and complete and has no reason to believe otherwise. FBR has further relied on the assurances of management of Sun and Capitol that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts for Sun and Capitol provided to FBR by their respective managements, FBR has assumed, for purposes of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of such management at the time of preparation as to the future financial performance of Sun and Capitol. FBR has assumed that there has been no undisclosed material change in Sun's or Capitol's assets, financial condition, results of operations, business or prospects since September 30, 2001. FBR did not undertake an independent appraisal of the assets or liabilities of Sun or Capitol nor was FBR furnished with any such appraisals. FBR is not an expert in the evaluation of allowances for loan losses, was not requested to and did not review such allowances, and was not requested to and did not review any individual credit files of Sun or Capitol. FBR's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Plan.

FBR, as part of its institutional brokerage, research and investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of commercial banks, savings institutions and financial institution holding companies, initial and secondary offerings and mutual-to-stock conversions of savings institutions, as well as business valuations for other corporate purposes for financial institutions and real estate related companies. FBR has experience in, and knowledge of, the valuation of bank and thrift securities in Arizona and the rest of the United States.

FBR has acted as a financial advisor to Sun in connection with the Exchange and will receive a nonrefunadable fee for services rendered of $150,000. In addition, Sun has agreed to reimburse FBR for all reasonable out-of-pocket expenses incurred by it on Sun's behalf, as well as indemnify FBR against certain liabilities, including any which may arise under the federal securities laws. In the ordinary course of FBR's business, it may provide investment banking services to Capitol for which FBR will receive compensation. Furthermore, FBR may effect transactions in the securities of Sun or Capitol for its own account and/or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, principals and/or employees of FBR may also have positions in such securities.

Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, it is FBR's opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the Stockholders of Sun.

This letter is solely for the information of the Board of Directors and Stockholders of Sun and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without FBR's prior written consent; provided, however, this letter may be referred to and reproduced in its entirety in proxy materials sent to the Stockholders in connection with the solicitation of approval for the Plan.


Very truly yours,


FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                     ANNEX C

                     OPINION OF CAPITOL'S FINANCIAL ADVISOR

                                November 15, 2001


The Special Committee of the Board of Directors:
Mr. Douglas E. Crist, Chairman
Mr. Louis G. Allen
Mr. Leonard Maas
Capitol Bancorp Ltd.
200 Washington Square North
Lansing, MI  48933

Dear Members of the Special Committee:

     You have requested our opinion as to the fairness from a financial point of view solely to the shareholders of Capitol Bancorp Ltd. ("Capitol") of the exchange ratio (the "Exchange Ratio") of 0.734 shares of common stock, without par value per share, of Capitol (the "Capitol Common Stock") to be exchanged for each share of common stock, without par value per share, of Sun Community Bancorp Limited ("Sun") pursuant to the terms of the Plan of Share Exchange dated as of November 16, 2001, between and among Capitol and the shareholders of Sun (the "Plan"). For the purposes of our opinion, we have assumed that the exchange between Sun and Capitol pursuant to the Plan (the "Exchange") will constitute a tax-free reorganization.

     Stifel, Nicolaus & Company, Incorporated ("Stifel"), as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have been retained by Capitol to render a fairness opinion to the Special Committee of the Board of Directors of Capitol (the "Special Committee") in connection with the Plan. We will receive a fee for our services under the terms of our engagement letter with the Special Committee dated November 9, 2001, as previously provided to and approved by Capitol's Board of Directors. The fee, which is payable upon delivery of this opinion to the Special Committee, is not contingent upon the approval or consummation of the transaction. In addition, Capitol has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion and to reimburse us for our reasonable expenses incurred in connection with the performance of our services. In the ordinary course of its business, Stifel actively trades equity securities of Capitol for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Stifel may trade equity securities of Sun for the accounts of its customers.

     In rendering our opinion, we have reviewed, among other things: the form of the Plan; the financial statements of Capitol included in its 10-Ks for the five years ended December 31, 2000 and its 10-Qs for the three quarters ended September 30, 2001; the financial statements of Sun included in its 10-Ks for the three years ended December 31, 2000, its 10-Qs for the three quarters ended September 30, 2001, and its initial public offering prospectus, dated July 2, 1999; certain internal financial analyses and forecasts for Capitol and Sun prepared by their respective managements; and certain internal financial forecasts for Capitol and Sun on a combined basis, giving effect to the Exchange, prepared by the management of Capitol. We have conducted conversations with Capitol's senior management regarding recent developments and managements' financial forecasts for Capitol and Sun. We have also compared certain financial and securities data of Capitol and Sun with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of Capitol and Sun, reviewed the financial terms of certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the commercial banking industry generally.

The Special Committee of the Board of Directors
November 15, 2001
Page 2

     In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to us or that was otherwise reviewed by us and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us (including without limitation, projected cost savings and operating synergies resulting from the Exchange), we have assumed with your consent that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of Capitol and Sun as to the future operating and financial performance of Capitol and Sun, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which we could form our opinion. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Capitol or Sun since the date of the last financial statements made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the financial statements of Capitol and Sun are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of Capitol's or Sun's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of Capitol or Sun. We relied on advice of Capitol's counsel and accountants as to certain legal and accounting matters with respect to Capitol, the Plan and the transactions and other matters contained or contemplated therein. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Exchange will be satisfied and not waived. We have not been requested to analyze, nor are we expressing any opinion with respect to, the fairness of the exchange ratio to the shareholders of Sun.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. Our opinion is directed to the Special Committee for its information and assistance in connection with its consideration of the financial terms of the transaction contemplated by the Exchange solely from the financial point of view of the shareholders of Capitol and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction, nor have we expressed any opinion as to the prices at which any securities of Capitol or Sun might trade in the future. Except as required by applicable law, including without limitation federal securities laws, our opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion, as of the date hereof, that the Exchange Ratio pursuant to the Plan is fair to the holders of Capitol Common Stock from a financial point of view.


Very truly yours,


STIFEL, NICOLAUS & COMPANY, INCORPORATED

                                     ANNEX D

             [Letterhead of Strobl Cunningham Caretti & Sharp, P.C.]


                               December ___, 2001

Capitol Bancorp Ltd.
200 Washington Sq. N., Fourth Floor
Lansing, MI 48933

     Re:  Plan of Share Exchange
          Tax Considerations

Ladies and Gentlemen:

     We have acted as special counsel in connection with the Plan of Share Exchange between Capitol Bancorp Ltd. ("Capitol") and the shareholders of Sun Community Bancorp Limited ("Sun").

     Capitol will file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "1933 Act"), a registration statement on Form S-4 (the "Registration Statement"), with respect to the common shares of Capitol to be issued to holders of shares of common stock of Sun in connection with the Plan of Share Exchange. In addition, Capitol has prepared, and we have reviewed, a Proxy Statement/Prospectus which is contained in and made a part of the Registration Statement (the "Proxy Statement"), and the Appendices thereto, including the Plan of Share Exchange and this letter. In rendering our opinion, we have relied upon the facts stated in the Proxy Statement and upon such other documents as we have deemed appropriate, including the information about Capitol and Sun included or incorporated by reference in the Proxy Statement.

     We have assumed that (i) all parties to the Plan of Share Exchange, and to any other documents reviewed by us, have acted, and will act, in accordance with the terms of the Plan of Share Exchange and such other documents, (ii) all facts, information, statements and representations qualified by the knowledge and/or belief of Capitol and/or Sun will be complete and accurate as of the effective time as though not so qualified, (iii) the Plan of Share Exchange will be consummated at the effective date pursuant to the terms and conditions set forth in the Plan of Share Exchange without the waiver or modification of any such terms and conditions, and (iv) the Plan of Share Exchange is authorized by and will be effected pursuant to applicable state law.

     Based upon and subject to the foregoing, and to the qualifications, limitations, representations and assumptions contained in the portion of the Proxy Statement captioned "Material Federal Income Tax Consequences," we are of the opinion that:

     *    the exchange  will qualify as a  reorganization  within the meaning of
          Section 368(a)(1)(B) of the Internal Revenue Code;

     * no gain or loss will be recognized by the shareholders of Sun who exchange their Sun common stock solely for Capitol common stock (except with respect to cash received instead of a fractional share of Capitol common stock);

     * the aggregate tax basis of the Capitol common stock received by Sun shareholders who exchange all of their Sun common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the Sun common stock surrendered in exchange (reduced by any amount allocable to a fractional share of Capitol common stock for which cash is received);

     * the holding period of the Capitol common stock received will include the holding period of shares of Sun common stock surrendered in exchange; and

Capitol Bancorp Ltd.
Page 2
December ___, 2001

     * a holder of Sun common stock that receives cash instead of a fractional share of Capitol common stock will, in general, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the holder's tax basis in shares of Sun common stock allocable to the fractional share; this gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the Sun common stock exchanged for the fractional share of Capitol common stock is more than the long-term holding period.

     No opinion is expressed on any matters other than those specifically stated. This opinion is furnished to you for use in connection with the Registration Statement and may not be used for any other purpose without our prior express written consent. We hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement and to the use of our name in that portion of the Proxy Statement captioned "Material Federal Income Tax Consequences." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act.

                                   Sincerely,

                                     /s/ STROBL CUNNINGHAM CARETTI & SHARP, P.C.

                                     ANNEX E

                    FINANCIAL AND OTHER INFORMATION REGARDING
                             CAPITOL BANCORP LIMITED

The following items are incorporated herein by reference:

     -    Report on Form 8-K dated November 19, 2001

     -    Report on Form 10-Q for period ended September 30, 2001

     -    Report on Form 10-Q for period ended June 30, 2001

     -    Report on Form 10-Q for period ended March 31, 2001

     -    Annual report to shareholders for year ended December 31, 2000

     -    Annual report on Form 10-K for year ended December 31, 2000

     - Proxy statement for Capitol's Annual Meeting of Shareholders held on May 3, 2001

     The above items can be inspected at "www.sec.gov" on the Internet. See "Where You Can Find More Information."

                                     PART II

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 561 - 571 of the Michigan Business Corporation Act ("MBCA"), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The MBCA also gives the Registrant powers to indemnify any such person against reasonable expenses in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant, or in connection with any proceeding charging improper personal benefit to the director whether or not involving action in the director's official capacity, in which the director was held liable on the basis that the personal benefit was improperly received by the director. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the MBCA to indemnify him against expenses, including attorneys' fees, that are actually and reasonably incurred by him in connection therewith.

     The Registrant's Articles of Incorporation contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses to the full extent permitted by Michigan law.

     Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits.

          Reference is made to the Exhibit Index at Page II-7 of the Registration Statement.

     (b) All Financial Statements Schedules are omitted in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto that are incorporated herein by reference.

ITEM 22. UNDERTAKINGS.

     (A)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or) the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs
                    (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
          Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C)  The undersigned Registrant hereby undertakes:

          (1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (E)  The undersigned Registrant hereby undertakes:

          (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lansing, Michigan on December 27, 2001.

                                        CAPITOL BANCORP LIMITED



                                        By: /s/ JOSEPH D. REID
                                            ------------------------------------
                                            JOSEPH D. REID
                                            Chairman of the Board and
                                            Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on December 27, 2001.

Signature                               Title
---------                               -----


/s/ JOSEPH D. REID                      Chairman of the Board and
------------------------------          Chief Executive Officer,
JOSEPH D. REID                          Director (Principal Executive
                                        Officer)


/s/ LEE W. HENDRICKSON                  Executive Vice President and
------------------------------          Chief Financial Officer (Principal
LEE W. HENDRICKSON                      Financial and Accounting Officer)



/s/ ROBERT C. CARR*                     Executive Vice President, Treasurer,
------------------------------          Director
ROBERT C. CARR


                                        Secretary, Director
------------------------------
DAVID O'LEARY


/s/ LOUIS G. ALLEN*                     Director
------------------------------
LOUIS G. ALLEN


/s/ PAUL R. BALLARD*                    Director
------------------------------
PAUL R. BALLARD


/s/ DAVID L. BECKER*                    Director
------------------------------
DAVID L. BECKER


/s/ DOUGLAS E. CRIST*                   Director
------------------------------
DOUGLAS E. CRIST


/s/ JAMES C. EPOLITO*                   Director
------------------------------
JAMES C. EPOLITO


/s/ GARY A. FALKENBERG*                 Director
------------------------------
GARY A. FALKENBERG


                                        Director
------------------------------
JOEL I. FERGUSON


/s/ KATHLEEN A. GASKIN*                 Director
------------------------------
KATHLEEN A. GASKIN

Signature                               Title
---------                               -----


/s/ H. NICHOLAS GENOVA*                 Director
------------------------------
H. NICHOLAS GENOVA


/s/ L. DOUGLAS JOHNS*                   Director
------------------------------
L. DOUGLAS JOHNS


/s/ MICHAEL L. KASTEN*                  Director
------------------------------
MICHAEL L. KASTEN


                                        Director
------------------------------
LEONARD MAAS


/s/ LYLE W. MILLER*                     Director
------------------------------
LYLE W. MILLER


/s/ CRISTIN REID ENGLISH*               Director
------------------------------
CRISTIN REID ENGLISH


*By: /s/ JOSEPH D. REID
     -------------------------
     JOSEPH D. REID
     Attorney-in-fact

                                  EXHIBIT INDEX

                                                                                                          INCORPORATED BY
EXHIBIT NO.     DESCRIPTION                                                                               REFERENCE FROM
----------      -----------                                                                               --------------
2.1             Plan of Share Exchange (included in the proxy statement/prospectus as Annex A).

4               Instruments Defining the Rights of Capitol's Security Holders:

                (a)   Common Stock Certificate                                                                 (1)
                (b)   Indenture dated December 18, 1997                                                        (2)
                (c)   Subordinated Debenture                                                                   (2)
                (d)   Amended and Restated Trust Agreement dated December 18, 1997                             (2)
                (e)   Preferred Security Certificate dated December 18, 1997                                   (2)
                (f)   Preferred Securities Guarantee Agreement of Capitol Trust I
                        dated December 18, 1997                                                                (2)
                (g)   Agreement as to Expenses and Liabilities of Capitol Trust I                              (2)

5               Opinion of Strobl Cunningham Caretti & Sharp, P.C. as to the validity of the shares.

8               Tax Opinion of Strobl Cunningham Caretti & Sharp, P.C. (included in the proxy statement/prospectus as Annex D).

23.1a           Consent of BDO Seidman, LLP.

23.1b           Consent of BDO Seidman, LLP.

23.2            Consent of Strobl Cunningham Caretti & Sharp, P.C. (included in Exhibits 5 and 8).

23.4            Consent of Friedman, Billings, Ramsey & Co., Inc. (Sun's financial advisor).

23.5            Consent of Stifel, Nicolaus & Company, Incorporated (Capitol's financial advisor).

24              Power of Attorney (included on the signature page of the Registration Statement).

99a             Form of proxy for the Special Meeting of Shareholders of Sun Community Bancorp Limited.

99b             Form of proxy for the Special Meeting of Shareholders of Capitol Bancorp Limited.


KEY:
---
(1)  Form S-18, Reg. No. 33-24728C, filed September 15, 1988.
(2) Post Effective Amendment No. 1 to Form S-3, Reg. No. 333-41215 and 333-41215-01 filed February 9, 1998.